SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 13, 2022

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO SA

Financial statements as of December 31, 2021

BANCO MACRO SA

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

CONTENT

Cover sheet

Consolidated financial statements
Consolidated statement of financial position
Consolidated statement of income
Consolidated statement of other comprehensive income
Consolidated statement of changes in shareholders’ equity
Consolidated statement of cash flows

Notes to the consolidated financial statements

Note 1: Corporate information
Note 2: Operations of the Bank
Note 3: Basis for the preparation of these financial statements and applicable accounting standards
Note 4: Contingent transactions
Note 5: Derivative financial instruments
Note 6: Repo transactions
Note 7: Other financial assets
Note 8: Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss
Note 9: Financial assets delivered as guarantee
Note 10: Fair value quantitative and qualitative disclosures
Note 11: Equity instruments at fair value through profit or loss – Prisma Medios de Pago SA
Note 12: Business combinations
Note 13: Investment in associates and joint arrangements
Note 14: Other non-financial assets
Note 15: Related parties
Note 16: Other financial liabilities
Note 17: Leases
Note 18: Provisions
Note 19: Other non-financial liabilities
Note 20: Employee benefits payable
Note 21: Analysis of financial assets to be recovered and financial liabilities to be settled
Note 22: Disclosures by operating segment
Note 23: Income tax
Note 24: Commissions income
Note 25: Differences in quoted prices of gold and foreign currency
Note 26: Other operating income
Note 27: Employee benefits

BANCO MACRO SA

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

CONTENT (contd.)

Notes to the consolidated financial statements (contd.)

Note 28: Administrative expenses
Note 29: Other operating expenses
Note 30: Additional disclosures in the statement of cash flows
Note 31: Capital stock
Note 32: Earnings per share – Dividends
Note 33: Deposit guarantee insurance
Note 34: Restricted assets
Note 35: Trust activities
Note 36: Compliance with CNV regulations
Note 37: Accounting items that identify the compliance with minimum cash requirements
Note 38: Penalties applied to the entity and summary proceedings initiated by the BCRA
Note 39: Corporate bonds issuance
Note 40: Off balance sheet transactions
Note 41: Tax and other claims
Note 42: Restriction on dividends distribution
Nota 43: Capital management, corporate governance transparency policy and risk management
Nota 44: Changes in the Argentine macroeconomic environment and financial and capital markets
Nota 45: Effects of the coronavirus (COVID – 19) outbreak
Note 46: Events after reporting period
Note 47: Accounting principles – explanation added for translation into English

Consolidated exhibits

Exhibit A: Detail of government and private securities
Exhibit B: Classification of loans and other financing by situation and collateral received
Exhibit C: Concentration of loans and financing facilities
Exhibit D: Breakdown of loans and other financing by term
Exhibit E: Detailed information on interest in other companies
Exhibit F: Change of property, plant and equipment
Exhibit G: Change in intangible assets
Exhibit H: Deposit concentration
Exhibit I: Breakdown of financial liabilities for residual terms
Exhibit J: Changes in provisions
Exhibit L: Foreign currency amounts
Exhibit N: Credit assistance to related parties
Exhibit P: Categories of financial assets and liabilities
Exhibit Q: Breakdown of statement of income
Exhibit R: Value adjustment for credit losses – Allowances for uncollectibility risk

BANCO MACRO SA

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

CONTENT (contd.)

Separate financial statements
Separate financial statements
Notes to the separate financial statements
Separate exhibits

Earnings distribution proposal

BANCO MACRO SA

 Corporate name: Banco Macro SA

 Registered office: Avenida Eduardo Madero 1182 – Autonomous City of Buenos Aires

 Corporate purpose and main activity: Commercial bank

 Central Bank of Argentina: Authorized as “Argentine private bank” under No. 285

 Registration with the public Registry of Commerce: Under No. 1154 - By-laws Book No. 2, Folio 75 dated March 8, 1967

 By-Laws expiry date: March 8, 2066

Registration with the IGJ (Superintendency of Corporations): Under No. 9777 – Corporations Book No. 119 Volume A of Sociedades Anónimas, dated October 8, 1996

Personal tax identification number: 30-50001008-4

Registration dates of amendments to By-Laws:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014, July 15, 2019.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Items	Notes	Exhibits	12/31/2021	12/31/2020
ASSETS
Cash and Deposits in Banks	10	P	172,332,578	196,175,043
Cash			26,624,503	38,373,382
Central Bank of Argentina			106,641,108	75,463,152
Other Local and Foreign Entities			39,060,541	82,330,566
Other			6,426	7,943
Debt Securities at fair value through profit or loss	10	A and P	32,406,588	82,991,433
Derivative Financial Instruments	5 and 10	P	1,296	10,916
Repo transactions	6 and 10	P	31,405,801	59,503,764
Other Financial Assets	7, 8 and 10	P and R	35,139,862	28,507,279
Loans and other financing	8 and 10	B, C, D, P and R	352,361,199	388,413,137
Non-financial Public Sector			2,376,011	5,456,248
Other Financial Entities			1,510,255	2,751,126
Non-financial Private Sector and Foreign Residents			348,474,933	380,205,763
Other Debt Securities	8 and 10	A, P and R	285,979,818	315,653,764
Financial Assets delivered as guarantee	9, 10 and 34	P	17,964,257	21,573,120
Current Income Tax Assets	23		543,439
Equity Instruments at fair value through profit or loss	10 and 11	A and P	2,179,495	2,510,186
Investment in associates and joint arrangements	13	E	489,504	307,777
Property, plant and equipment		F	52,872,223	51,877,880
Intangible Assets		G	8,404,279	7,704,151
Deferred Income Tax Assets	23		47,791	95,379
Other Non-financial Assets	14		2,331,623	3,369,096
Non-current Assets held for sale			3,241,521	3,408,537
TOTAL ASSETS			997,701,274	1,162,101,462

- 1 -	Delfín Jorge Ezequiel Carballo Chairperson

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Items	Notes	Exhibits	12/31/2021	12/31/2020
LIABILITIES
Deposits	10	H, I and P	588,850,704	737,714,203
Non-financial Public Sector			56,402,528	111,040,851
Financial Sector			961,192	1,051,180
Non-financial Private Sector and Foreign Residents			531,486,984	625,622,172
Liabilities at fair value through profit or loss	10	I and P	1,627,732	0
Derivative Financial Instruments	5 and 10	I and P	2,532	347
Repo Transactions	6 and 10	I and P	0	933,682
Other Financial Liabilities	10 and 16	I and P	67,935,119	74,287,265
Financing received from the Central Bank of Argentina and other financial institutions	10	I and P	437,726	1,387,310
Issued Corporate Bonds	10 and 39	I and P	2,990,809	7,436,745
Current Income Tax Liabilities	23		351,297	7,766,436
Subordinated Corporate Bonds	10 and 39	I and P	41,974,169	51,773,419
Provisions	18	J and R	1,641,576	1,969,069
Deferred Income Tax Liabilities	23		5,692,048	9,496,105
Other Non-financial Liabilities	19		47,591,152	45,821,301
TOTAL LIABILITIES			759,094,864	938,585,882
SHAREHOLDERS’ EQUITY
Capital Stock	31		639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Adjustments to Shareholders’ Equity			82,601,146	82,601,146
Earnings Reserved			121,826,151	165,758,816
Unappropriated Retained Earnings			(8,920,325)	(76,394,268)
Accumulated Other Comprehensive Income	3		2,869,866	1,696,177
Net Income for the fiscal year			27,122,496	36,781,693
Net Shareholders’ Equity attributable to controlling interest			238,568,528	223,512,758
Net Shareholders’ Equity attributable to non-controlling interests			37,882	2,822
TOTAL SHAREHOLDERS’ EQUITY			238,606,410	223,515,580
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			997,701,274	1,162,101,462

Notes 1 to 47 to the consolidated financial statements and exhibits A to J, L, N and P to R are an integral part of the consolidated financial statements.

- 2 -	Delfín Jorge Ezequiel Carballo Chairperson

CONSOLIDATED STATEMENT OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Items	Notes	Exhibits	12/31/2021	12/31/2020
Interest income		Q	225,432,183	237,099,433
Interest expense		Q	(94,433,865)	(91,823,708)
Net Interest income			130,998,318	145,275,725
Commissions income	24	Q	36,984,075	37,347,136
Commissions expense		Q	(3,530,951)	(3,090,218)
Net Commissions income			33,453,124	34,256,918
Subtotal (Net Interest income + Net Commissions income)			164,451,442	179,532,643
Profit from measurement of financial instruments at fair value through profit or loss		Q	19,808,759	16,734,723
Profit from sold or derecognized assets at amortized cost			244,053	1,951,429
Differences in quoted prices of gold and foreign currency	25		4,647,686	6,384,364
Other operating income	26		7,829,104	8,105,211
Allowance for loan losses			(2,455,271)	(12,079,536)
Net Operating Income			194,525,773	200,628,834
Employee benefits	27		(39,481,224)	(40,148,367)
Administrative expenses	28		(20,091,917)	(21,946,715)
Depreciation and amortization of fixed assets		F and G	(7,125,708)	(6,645,030)
Other Operating Expenses	29		(34,197,187)	(30,896,575)
Operating Income			93,629,737	100,992,147
Income from associates and joint arrangements	13		87,497	(10,348)
Loss on net monetary position			(64,931,425)	(45,723,572)
Income before tax on continuing operations			28,785,809	55,258,227
Income tax on continuing operations	23.c)		(1,662,566)	(18,475,989)
Net Income from continuing operations			27,123,243	36,782,238
Net Income for the fiscal year			27,123,243	36,782,238
Net Income for the fiscal year attributable to controlling interest			27,122,496	36,781,693
Net Income for the fiscal year attributable to non-controlling interest			747	545

- 3 -	Delfín Jorge Ezequiel Carballo Chairperson

CONSOLIDATED EARNINGS PER SHARE
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Items	12/31/2021	12/31/2020
Net Profit attributable to Parent’s shareholders	27,122,496	36,781,693
PLUS: Potential diluted earnings per common share
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	27,122,496	36,781,693
Weighted average of outstanding common shares for the fiscal year	639,413	639,413
PLUS: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares for the fiscal year adjusted as per dilution effect	639,413	639,413
Basic earnings per share (in pesos)	42.4178	57.5242

- 4 -	Delfín Jorge Ezequiel Carballo Chairperson

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Items	Notes	Exhibits	12/31/2021	12/30/2020
Net Income for the fiscal year			27,123,243	36,782,238
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in financial statements conversion			(766,334)	180,923
Foreign currency translation differences for the fiscal year			(766,334)	180,923
Profit or loss from financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			1,940,023	1,234,783
Profit or loss for the fiscal year from financial instruments at fair value through other comprehensive income (FVOCI)		Q	495,562	(2,088,118)
Adjustment for reclassification of the fiscal year			2,651,201	3,583,135
Income tax	23.c)		(1,206,740)	(260,234)
Total Other Comprehensive Income that is subsequently reclassified to profit or loss			1,173,689	1,415,706
Total Other Comprehensive Income			1,173,689	1,415,706

Total Comprehensive Income for the fiscal year			28,296,932	38,197,944
Total Comprehensive Income attributable to controlling interest			28,296,185	38,197,399
Total Comprehensive Income attributable to non-controlling interest			747	545

Notes 1 to 47 to the consolidated financial statements and exhibits A to J, L, N and P to R are an integral part of the consolidated financial statements.

- 5 -	Delfín Jorge Ezequiel Carballo Chairperson

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

		Capital stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulated foreign currency translation difference in financial statements conversion	Other (1)	Legal	Other	Unappropriated Retained Earnings (1)	Total Controlling Interests	Total Non- Controlling Interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	82,601,146	1,366,485	329,692	48,438,170	117,320,646	(39,612,575)	223,512,758	2,822	223,515,580
Total comprehensive income for the fiscal year
- Net income for the fiscal year									27,122,496	27,122,496	747	27,123,243
- Other comprehensive income for the fiscal year					(766,334)	1,940,023				1,173,689		1,173,689
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2021
- Cash dividends	32							(12,839,897)		(12,839,897)		(12,839,897)
- Absorption of loss accumulated	42
Facultative reserve								(667)	667
Facultative reserve for future distribution earnings								(30,691,583)	30,691,583
- Personal property tax on business corporation								(400,518)		(400,518)		(400,518)
Other changes											34,313	34,313
Amount at the end of the fiscal year		639,413	12,429,781	82,601,146	600,151	2,269,715	48,438,170	73,387,981	18,202,171	238,568,528	37,882	238,606,410

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

		Capital stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulated foreign currency translation difference in financial statements conversion	Other (1)	Legal	Other	Unappropriated Retained Earnings (1)	Total Controlling Interests	Total Non- Controlling Interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	82,601,146	1,185,562	(905,091)	31,670,045	81,199,049	6,654,255	215,474,160	2,879	215,477,039
Total comprehensive income for the fiscal year
- Net income for the fiscal year									36,781,693	36,781,693	545	36,782,238
- Other comprehensive income for the fiscal year					180,923	1,234,783				1,415,706		1,415,706
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2020
- Legal reserve							16,768,125		(16,768,125)
- Facultative reserve								66,280,398	(66,280,398)
- Cash dividends	32							(30,158,801)		(30,158,801)		(30,158,801)
Other changes											(602)	(602)
Amount at the end of the fiscal year		639,413	12,429,781	82,601,146	1,366,485	329,692	48,438,170	117,320,646	(39,612,575)	223,512,758	2,822	223,515,580

(1)	Amounts at the beginning of the fiscal year were adjusted in accordance with Communication “A” 7211. See also Note 3 section “New standards adopted in the fiscal year”.

Notes 1 to 47 to the consolidated financial statements and exhibits A to J, L, N and P to R are an integral part of the consolidated financial statements.

- 6 -	Delfín Jorge Ezequiel Carballo Chairperson

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Items	Notes	12/31/2021	12/31/2020
Cash flows from operating activities
Income for the fiscal year before Income Tax		28,785,809	55,258,227
Adjustment for the total monetary effect of the fiscal year		64,931,425	45,723,572

Adjustments to obtain cash flows from operating activities:		-	-
Amortization and depreciation		7,125,708	6,645,030
Allowance for loan losses		2,455,271	12,079,536
Difference in quoted prices of foreign currency		(17,232,944)	(25,870,675)
Other adjustments		49,584,605	45,403,485
Net increase / (decrease) from operating assets:		-	-
Debt Securities at fair value through profit and loss		50,589,705	(125,354,659)
Derivative financial instruments		9,620	93,239
Repo transactions		28,097,963	(57,268,173)
Loans and other financing
Non-financial public sector		3,080,237	7,799,365
Other financial entities		1,240,871	5,370,371
Non-financial private sector and foreign residents		28,356,493	40,213,855
Other debt securities		(34,324,552)	(23,258,644)
Financial assets delivered as guarantee		3,608,863	359,816
Equity instruments at fair value through profit or loss		330,691	646,650
Other assets		(6,716,475)	(16,996,283)
Net increase / (decrease) from operating liabilities:
Deposits
Non-financial public sector		(54,638,323)	74,955,727
Financial sector		(89,988)	405,601
Non-financial private sector and foreign residents		(94,135,188)	122,183,424
Liabilities at fair value through profit or loss		1,627,732	-
Derivative financial instruments		2,185	(1,579,342)
Repo transactions		(933,682)	(1,126,407)
Other liabilities		(5,975,146)	27,625,900
Income Tax Payments		(11,065,015)	(12,600,957)
Total cash from operating activities (A)		44,715,865	180,708,658

- 7 -	Delfín Jorge Ezequiel Carballo Chairperson

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Items	Notes	12/31/2021	12/31/2020
Cash flows from investing activities
Payments:
Acquisition of PPE, intangible assets and other assets		(6,892,469)	(5,548,778)
Control obtained in subsidiaries and other businesses		(35,653)
Total cash used in investing activities (B)		(6,928,122)	(5,548,778)
Cash flows from financing activities
Payments:
Dividends		-	(605)
Non subordinated corporate bonds		(4,089,740)	(3,082,883)
Financing from local financial entities		(794,081)	(3,077,021)
Subordinated Corporate Bonds		(3,013,961)	(3,390,283)
Other payments related to financing activities		(694,713)	(811,029)
Proceeds:		-	-
Central Bank of Argentina		-	10,548
Total cash used in financing activities (C)		(8,592,495)	(10,351,273)
Effect of exchange rate fluctuations (D)		27,091,498	44,038,434
Monetary effect on cash and cash equivalents (E)		(144,244,148)	(113,835,110)
Net (decrease)/increase in cash and cash equivalents (A+B+C+D+E)		(87,957,402)	95,011,931
Restated cash and cash equivalents at the beginning of the fiscal year	30	397,889,304	302,877,373
Cash and cash equivalents at the end of the fiscal year	30	309,931,902	397,889,304

Notes 1 to 47 to the consolidated financial statements and exhibits A to J, L, N and P to R are an integral part of the consolidated financial statements.

- 8 -	Delfín Jorge Ezequiel Carballo Chairperson

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the Bank) is a stock corporation (sociedad anónima), organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, manager and administrator of mutual funds and renders stock exchange services and electronic payments services.

Macro Compañía Financiera SA was created in 1977, as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares have been publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994; and as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015, they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

During 2020 and 2021, the Bank made contributions in the company Play Digital SA for a total amount of 253,557 (not restated). On September 28, 2021, the Extraordinary Shareholders’ Meeting of Play Digital SA accepted the last irrevocable capital contributions made on March 4 and May 12, 2021 in which the Bank subscribed 96,539,571 common, registered shares, with a face value of Ps. 1, amounting to 215,717,076 shares. As a consequence, after the last acceptance of capital contribution, the Bank’s interest in Play Digital SA amounted to 10.020% while before the abovementioned acceptance it amounted to 9.9545%. Moreover, on January 17, 2022, the Bank made a new irrevocable capital contribution for an amount of 130,758. The company’s purpose is to develop and market a payment solution linked to bank accounts held by financial system users in order to bring significant improvement to their payment experience.

Additionally, on October 1, 2021, Banco Macro SA decided to exercise a call option to reach 24.99% of the equity interest in Fintech SGR. Consequently, the Bank has 49.9939% of the Class B shares belonging to protector partners. The amount paid on October 15 was 33,488 (not restated). As explained in note 3, under “Basis for consolidation”, this is a structured entity in which the Bank has control. The purpose of this company is to enable small and medium-sized companies (PyMES, for its acronym in Spanish), to have access to credit by granting guarantees.

In addition, on October 1, 2021 Banco Macro SA paid 50,850 (not restated) in order to purchase shares representing 50% of the capital stock and votes of Finova SA. The main purpose of this company is to develop and market the website www.facturbo.com.ar, a digital solution that allows customers to negotiate credit instruments issued and accepted by large companies in favor of small and medium-sized companies (MiPyMES, for its acronym in Spanish). See also note 13.

On February 23, 2022, the Board of Directors approved the issuance of these consolidated financial statements. Even when the Shareholders’ Meeting has the power to amend these consolidated financial statements after issuance, in Management’s opinion it will not happen.

2.	OPERATIONS OF THE BANK

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On November 25, 1999, December 28, 2006 and October 1, 2018 extensions to such agreement were agreed upon, making it currently effective through December 31, 2029.

As of December 31, 2021 and 2020, the deposits held by the Misiones Provincial Government with the Bank amounted to 9,072,397 and 24,512,527 (including 1,035,931 and 1,220,469, related to court deposits), respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On February 22, 2005, and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of December 31, 2021 and 2020, the deposits held by the Salta Provincial Government with the Bank amounted to 6,455,729 and 5,701,168 (including 2,200,818 and 1,873,083, related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

As of December 31, 2021 and 2020, the deposits held by the Jujuy Provincial Government with the Bank amounted to 8,427,277 and 16,468,955 (including 1,908,871 and 1,763,629, related to court deposits), respectively.

2.4.	Agreement with the Tucumán Provincial Government

The Bank acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipal Governments are effective through years 2031, 2023 and 2025, respectively.

As of December 31, 2021 and 2020, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with the Bank amounted to 17,504,996 and 21,546,127 (including 5,129,863 and 5,338,406, related to court deposits), respectively.

Additionally, as of December 31, 2021 and 2020, the Bank granted loans to the Tucumán Provincial Government for an amount of 1,838,221 and 4,317,862, respectively.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Presentation basis

Applicable Accounting Standards

These consolidated financial statements of the Bank were prepared in accordance with the accounting framework established by the Central Bank of Argentina (BCRA, for its acronym in Spanish) in its Communiqué “A” 6114 as supplemented. Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that affect the preparation of these consolidated financial statements are as follows:

a)	According to Communiqué “A” 6114, as supplemented, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847. As of the date of issuance of these consolidated financial statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

b)	Additionally, the Bank received on March 12 and 22, 2021 and April 29, 2019 Memorandums from the BCRA, which established specifics guidelines related to the measurement of the Bank’s holding in Prisma Medios de Pago SA as explained in note 11. Considering such guidelines, the Bank adjusted the fair value previously determined. As of the date of issuance of these consolidated financial statements, the Bank is in the process of quantifying the difference over such fair value and the fair value calculated according to IFRS, which could be material.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these consolidated financial statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7411. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Going concern

The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these consolidated financial statements continue to be prepared on the going concern basis.

Transcription into books

As of the date of issuance of these consolidated financial statements, the analytical detail is in the process of being transcribed into the Bank’s inventory book (“Libro Inventario”), general ledger and the consolidated financial statements into the Bank’s balance book (“Libro Balances”) of Banco Macro SA.

Figures expressed in thousands of pesos

These consolidated financial statements disclose figures expressed in thousands of Argentine pesos in terms of purchasing power as of December 31, 2021, and are rounded up to the nearest amount in thousands of pesos, except as otherwise indicated (see section “Measuring unit” of this note).

Statement of financial position - Disclosure

The Bank presents its statement of financial position in order of liquidity, as established by BCRA Communiqué “A” 6324. The analysis referred to the recovery of assets and settlement of liabilities during the 12 months after the reporting date and more than 12 months after the reporting date is disclosed in note 21.

Financial assets and financial liabilities are generally reported in gross figures in the consolidated statement of financial position. They are only offset and reported in net figures when there is a legal and enforceable right to offset such financial assets and liabilities and the Management also intends to settle them on a net basis or to realize assets and settle liabilities simultaneously.

These consolidated financial statements were prepared on a historical cost basis except for certain financial instruments which were valued at fair value through Other Comprehensive Income (OCI) or at Fair Value through Profit or Loss. For further information see Exhibit P “Categories of financial assets and liabilities”. In addition, in the case of derivative instruments (Futures and Forwards) both assets and liabilities were valued at Fair Value through Profit or Loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Comparative information

The statement of financial position as of December 31, 2021 and the statement of income and other comprehensive income, the statement of changes in shareholders’ equity and the statement of cash flows for the fiscal year ended December 31, 2021, are presented comparatively with the immediately preceding fiscal year.

The figures related to comparative information have been restated to consider the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the current measuring unit at the end of the reporting period (see the following section “Measuring unit”).

Additionally and in accordance with BCRA Communiqué “A” 7211 certain reclassifications were made (see also “New standards adopted in the fiscal year” of this note).

Measuring unit

These consolidated financial statements have been restated for the changes in the general purchasing power of the functional currency (Argentine pesos) of the Bank, as of December 31, 2021, as established by IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, specifics rules established by BCRA through Communiqués “A” 6651, 6849, as amended, which established the obligation to apply this method, from fiscal years beginning on or after January 1, 2020, and determined as the transition date December 31, 2018.

According to IFRS, the restatement of financial statements is needed when the functional currency is the currency of a hyperinflationary economy. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain nonexclusive qualitative indicators, consisting in analyzing the general population behavior, prices, interest rates and wages with changes in price indexes and the loss of purchasing power, and (ii) as quantitative characteristic, which is the most used condition in practice, to test if a three-year cumulative inflation rate is around 100% or more. Due to miscellaneous macroeconomic factors, the three-year inflation rate exceeded that figure and the Argentine government goals and other available estimates also indicate that this trend will not be reversed in the short term.

The restatement was applied as if the economy had always been hyperinflationary, using a general price index that reflects changes in general purchasing power. To apply the restatement, a series of indexes were used, as prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE, for its acronym in Spanish), which combines the consumer price index (CPI) on a monthly basis published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) since January 2017 (baseline month: December 2016) with the wholesale prices indexes published by the INDEC until that date. For the months of November and December 2015, for which the INDEC did not publish the wholesale price index (WPI) variation, the CPI variation for CABA was used.

Considering the abovementioned indexes, the inflation rate was 50.94% and 36.14% for the fiscal years ended on December 31, 2021 and 2020, respectively.

Below is a description of the restatement mechanism provided by IAS 29 “Financial Reporting in Hyperinflationary Economies” and the restatement process for financial statements established by BCRA Communiqué “A” 6849, as supplemented:

Description of the main aspects of the restatement process for statements of financial position:

(i)	Monetary items (the ones that are already stated in terms of the current measuring unit) are not restated because they are already expressed in terms of the monetary unit current at the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets to some extent such effects. The net gain or loss on a monetary basis is included in profit or loss for the period.

(ii)	Assets and liabilities subject to adjustments based on specific agreements are adjusted in accordance with such agreements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

(iii)	Non-monetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measurement unit, the income or loss produced by holding these non-monetary items.

(iv)	Non-monetary items carried at historical cost or at current cost at some earlier date before the reporting date, are restated by an index that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Income or loss for the fiscal year related to depreciation of property, plant and equipment and amortization of Intangible Assets and other non-monetary cost are determined over the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the non-monetary assets, the part of the borrowing cost that compensates for the inflation during the same period is not capitalized.

(vi)	The restatement of non-monetary assets in terms of a current measurement unit at the end of the reporting period, without an equivalent adjustment for tax purposes generates a taxable temporary difference and a deferred income tax liability is recognized and the contra account is recognized as profit or loss for the fiscal year. When, beyond the restatement, there is a revaluation of non-monetary assets, the deferred tax related to the restatement is recognized in profit or loss for the fiscal year and deferred tax related to the revaluation is recognized in other comprehensive income for the fiscal year.

Description of the main aspects of the restatement process for statements of income and other comprehensive income:

(i)	Income and expenses are restated from the date the items were recorded, except for those income or loss items that reflect or include, in their determination, the consumption of assets measured at the currency purchasing power from a date prior to that which the consumption was recorded, which is restated using as a basis the acquisition date of the assets related to the item, except for income or losses arising from comparing the two measurements at currency purchasing power of different dates, for which it requires to identify the compared amounts, to restate them separately and to repeat the comparison, with the restated amounts.

(ii)	The gain or loss from monetary position will be classified based on the item that generated it and will be separately disclosed reflecting the inflationary effects over such items.

Description of the main aspects of the restatement process for the statements of changes in shareholders’ equity:

(i)	As the transition date (December 31, 2018), the Bank has applied the following procedures:

(a)	The components of equity, except the ones mentioned below, were restated from the dates the components were contributed or otherwise arose according to BCRA Communiqué “A” 6849, for each item.

(b)	Earnings reserved, including the special reserve for the first-time application of IFRS, were stated at nominal value at the transition date (legal amount not restated).

(c)	The unappropriated retained earnings were determined as a difference between the restated net asset at the transition date and the other components of equity, restated as disclosed in the abovementioned paragraphs.

(d)	The accumulated balances of other comprehensive income were recalculated in terms of measuring unit current at the transition date.

(ii)	After the restatement on the abovementioned transition date in (i) above, all equity components are restated by applying a general price index as mentioned before from the beginning of the period and each variation of those components is restated from the contribution date or from the moment it was produced in any other way, and the accumulated OCI balances are redetermined according to the items that give rise to it.

Description of the main aspects of the restatement process for the statement of cash flows:

(i)	All items are restated in terms of the measuring unit current at the end of the reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

(ii)	The monetary gain or losses generated by cash and cash equivalents are separately disclosed in the statement of cash flows after the cash flow from operating investment activities and financing activities, in a separate and independent line, under the description “Monetary effect on cash and cash equivalents”.

Basis for consolidation

These consolidated financial statements include the financial statements of the Bank and its subsidiaries as of December 31, 2021.

Subsidiaries are all the entities controlled by the Bank. The Bank controls another entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity, and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

This generally happens when there is a shareholding of more than half of its shares having voting rights.

Notwithstanding the above, under certain particular circumstances, the Bank may still have control with less than a 50% interest or may not have the control even if it holds more than half of the shares of such other entity.

Upon evaluating whether it has power over the controlled entity, and therefore controls the variation of its returns, the Bank shall consider all relevant facts and circumstances, including:

-	The purpose and design of the controlled entity.

-	What the relevant activities are and how decisions about those activities are made and whether the Bank has the ability to direct such relevant activities.

-	Contractual arrangements such as call rights, put rights and liquidation rights.

-	Whether the Bank is exposed, or has rights, to variable returns from its involvement with such controlled entity, and whether the Bank has the ability to use its power over the controlled entity to affect the amount of the Bank’s returns.

The structured entities have been designed to reach a specific business goal and for voting or similar rights not to be the dominant factor in deciding who controls the entity, such as when any voting rights are related to the administrative tasks only and the relevant activities are directed by means of contractual agreements.

As explained in note 1, on October 1, 2021, the Bank acquired an investment in Fintech SGR. Even though the Bank holds 49.9939% of Class B shares held by the protector partners, and the 24.99% in the total capital stock of this company, the Bank has the power to direct Fintech’s relevant activities. Therefore the Bank controls this structured entity and consolidates its financial statements together with the risk funds (“Fondo de Riesgo”).

Subsidiaries are completely consolidated since the date of the effective transfer of the control over them to the Bank and consolidation ceases when the Bank loses control over the subsidiaries. These consolidated financial statements include the assets, liabilities, income and each component of other comprehensive income of the Bank and its subsidiaries. Transactions between consolidated entities are completely eliminated.

Changes in a parent’s ownership interest in a subsidiary that do not result in the parent losing control of the subsidiary are equity transactions. However, if a parent company loses control of a subsidiary, it shall derecognize the assets (including any goodwill) and liabilities of the subsidiary, any non-controlling interests in the former subsidiary and other capital components, while any profit or loss derived from the transaction, event or circumstances that resulted in the loss of control shall be recognized as in profit or loss, and any investment retained in the former subsidiary shall be recognized at its fair value on the date control is lost.

The financial statements of the subsidiaries have been prepared as of the same dates and for the same accounting periods as those of the Bank, using uniform accounting policies consistent with those applied by the Bank. If necessary, adjustments shall be made to the financial statements of the subsidiaries so that the accounting policies used by the group are uniform.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

The Bank considers the Argentine peso as its functional and presentation currency. To such effect, before consolidation, the financial statements of its subsidiary Macro Bank Limited, originally stated in US dollars, were translated to pesos (presentation currency) using the following method:

a)	Assets and liabilities were converted at the reference exchange rate of the BCRA, in force for US Dollars at the closing of business on the last business day of each year.

b)	Figures related to the owners’ contributions (capital stock, non-capital Contributions and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Income for the fiscal years ended December 31, 2021 and 2020, were translated into pesos on a monthly basis, using the monthly average of the reference exchange rate of the BCRA.

d)	Foreign currency translation differences arising as a result of the preceding paragraphs are recognized as a separate component within the Shareholders’ Equity account reporting them in the statement of other comprehensive income, which is called “Foreign currency translation differences in financial statements conversion”.

On the other hand, non-controlling interests represent the portion of income and equity not directly or indirectly attributable to the Bank. In these consolidated financial statements they are disclosed as a separate line in the statement of financial position, the statement of income, the statement of other comprehensive income and the statement of changes in shareholders’ equity.

The Bank has consolidated into its financial statements the financial statements of the following companies:

Subsidiaries	Principal Place of Business	Country	Main Activity
Macro Securities SA (1) and (2)	Ave. Eduardo Madero 1182 – CABA	Argentina	Stock exchange services

Macro Fiducia SA	Ave. Eduardo Madero 1182 – 2nd floor. CABA	Argentina	Services

Macro Fondos SGFCISA	Ave. Eduardo Madero 1182 – 24th floor, Office B–. CABA	Argentina	Management and administration of mutual funds

Macro Bank Limited (3)	Caves Village, Building 8 Office 1 – West Bay St., Nassau	Bahamas	Banking entity

Argenpay SAU	Ave. Eduardo Madero 1182 – CABA	Argentina	Electronic payments services

Fintech SGR (4)	Esmeralda 320 – 6th floor – Office A – CABA	Argentina	Granting of guarantees

(1)	Consolidated with Macro Fondos SGFCISA (80.90% equity interest and voting rights).

(2)	The indirect interest of Banco Macro SA is held through Macro Fiducia SA.

(3)	Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest: 28,013).

(4)	Consolidated with the Bank since October 2021, as the control was obtained in such month.

The Bank’s equity interest and voting rights in the companies it consolidates is as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

•	As of December 31, 2021:

	Shares		Bank’s interest		Non-controlling interest
Subsidiaries	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Macro Securities SA	Common	12,776,680	99.925%	99.932%	0.075%	0.068%
Macro Fiducia SA	Common	46,935,318	99.046%	99.046%	0.954%	0.954%
Macro Fondos SGFCISA	Common	327,183	99.939%	100.00%	0.061%
Macro Bank Limited	Common	39,816,899	99.999%	100.00%	0.001%
Argenpay SAU (1)	Common	341,200,000	100.00%	100.00%
Fintech SGR	Common	119,993	24.999%	24.999%	75.001%	75.001%

(1)	On December 15, 2021, the Extraordinary Shareholders’ Meeting of Argenpay SAU accepted the irrevocable capital contributions for 100,000 made by Banco Macro SA, through the issuance of 100,000,000 common, registered shares, with a face value of Ps. 1.

•	As of December 31, 2020:

	Shares		Bank’s interest		Non-controlling interest
Subsidiaries	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Macro Securities SA	Common	12,776,680	99.925%	99.932%	0.075%	0.068%
Macro Fiducia SA	Common	46,935,318	99.046%	99.046%	0.954%	0.954%
Macro Fondos SGFCISA	Common	327,183	99.939%	100.00%	0.061%
Macro Bank Limited	Common	39,816,899	99.999%	100.00%	0.001%
Argenpay SAU	Common	241,200,000	100.00%	100.00%

Total assets, liabilities and Shareholders’ equity of the Bank and all its subsidiaries as of December 31, 2021 and 2020 are as follows:

Balances as of 12/31/2021	Banco Macro SA	Macro Bank Limited	Macro Securities SA	Macro Fiducia SA	Argenpay SAU	Fintech SGR	Eliminations	Consolidated
Assets	982,260,016	9,147,844	15,084,713	122,368	1,184,518	1,395,123	(11,493,308)	997,701,274
Liabilities	743,691,488	6,178,147	11,710,996	2,874	694,678	1,349,026	(4,532,345)	759,094,864
Equity attributable to the owners of the Bank	238,568,528	2,969,697	3,201,429	119,494	489,840	46,097	(6,826,557)	238,568,528
Equity attributable to non-controlling interests			172,288				(134,406)	37,882

Balances as of 12/31/2020	Banco Macro SA	Macro Bank Limited	Macro Securities SA	Macro Fiducia SA	Argenpay SAU	Eliminations	Consolidated
Assets	1,132,009,458	11,413,967	29,081,800	133,432	530,917	(11,068,112)	1,162,101,462
Liabilities	908,496,700	7,482,320	26,562,125	8,123	256,184	(4,219,570)	938,585,882
Equity attributable to the owners of the Bank	223,512,758	3,931,647	2,403,681	125,309	274,733	(6,735,370)	223,512,758
Equity attributable to non-controlling interests			115,994			(113,172)	2,822

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

The Bank’s Management considers there are no other companies or structured entities to be included in the consolidated financial statements as of December 31, 2021.

Summary of significant accounting policies

Below there is a description of the principal valuation and disclosure criteria used for the preparation of these consolidated financial statements as December 31, 2021:

3.1	Assets and liabilities denominated in foreign currency:

The Bank considers the Argentine Peso as its functional and presentation currency. The assets and liabilities denominated in foreign currency, mainly in US dollars, were valued at BCRA benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of each fiscal year.

Additionally, assets and liabilities denominated in other foreign currencies were translated at the repo exchange rate in US Dollars communicated by the BCRA’s dealing room. Foreign exchange differences were recorded in the related Statements of income as “Difference in quoted prices of gold and foreign currency”.

3.2	Financial Instruments

Initial Recognition and Measurement

The Bank recognizes a financial instrument when it becomes party to the contractual provisions thereof.

The purchase and sale of financial assets requiring the delivery of assets within the term generally established by the rules and regulations or the market conditions are recorded on the transaction’s trading date, i.e. on the date the Bank undertakes to acquire or sell the relevant asset.

At initial recognition, the financial assets and liabilities were recognized at fair value. Those financial assets and liabilities not recognized at fair value through profit or loss, were recognized at fair value adjusted for transactions costs directly attributable to the acquisition or issue of the financial asset or liability.

At initial recognition, the fair value of a financial instrument is generally the transaction price. Nevertheless, if part of the consideration received or paid is for something other than the financial instrument, the Bank estimates the fair value of the financial instrument. If the fair value is based on a valuation technique that uses only data from observable markets, the Bank shall recognize the difference between fair value at the initial recognition and the transaction price as gain or loss. When the fair value is based on a valuation technique that uses data from non-observable markets, the Bank shall recognize that deferred difference in profit or loss only to the extent that it arises from a change in a factor (including time) that market participants would take into account when pricing the asset or liability, or when the instrument is derecognized.

Finally, in the normal course of business, the Bank arranges repo transactions. According to IFRS 9, assets involved in repurchase and reverse repurchase transactions and received from or delivered to third parties, respectively, do not qualify to be recognized or derecognized, respectively (see note 6).

Subsequent measurement – Business Model

The Bank established three categories for the classification and measurement of its debt instruments, in accordance with the Bank’s business model to manage them and the contractual cash flow characteristics thereof:

-	At amortized cost: the objective of the business model is to hold financial assets in order to collect contractual cash flows.

-	At fair value through other comprehensive income: the objective of the business model is both collecting the contractual cash flows of the financial asset and/or of those derived from the sale of the financial asset.

-	At fair value from profit or loss: the objective of the business model is generating income derived from the purchase and sale of financial assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Therefore, the Bank measures its financial assets at fair value, except for those that meet the following two conditions and are measured at amortized cost:

-	The financial assets are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows.

-	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Bank’s business model is determined at a level that reflects how groups of financial assets are managed together to achieve a particular business objective.

The business model is not assessed on an instrument-by-instrument approach, but it should rather be determined on a higher level of aggregation and is based on observable factors such as:

-	How the performance of the business model and the financial assets held within that business model are evaluated and reported to the Bank’s key management personnel.

-	The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way in which those risks are managed.

-	The expected frequency, value, timing and reasons of sales are also important aspects.

The assessment of the business model is performed on the basis of scenarios that the Bank reasonably expects to occur, without taking into account the scenarios such as the so-called ‘worst case’ or ‘stress case’ scenarios. If after the initial recognition cash flows are realized in a way that is different from the Bank’s expectations, the classification of the remaining financial assets held in that business model does not change, but it rather considers all relevant information to assess the newly originated or newly purchased financial assets.

Test of solely payments of principal and interest (the SPPI test)

As part of the classification process, the Bank assessed the contractual terms of its financial assets in order to determine if such financial instruments give rise to cash flows on specific dates which are solely payments of principal and interest on the principal amount outstanding.

For the purposes of this assessment, “principal” is defined as the fair value of the financial asset at initial recognition, provided such amount may change over the life of the financial instrument, for example, if there are repayments of principal or premium amortization or discount.

The most significant elements of interest within a loan agreement are typically the consideration for the time value of money and credit risk.

For the SPPI test, the Bank applies judgment and considers relevant factors such as the currency in which the financial asset is denominated and the period for which the interest rate is set.

However, contractual terms that introduce exposure to risks or volatility in the contractual cash flows that are unrelated to a basic lending arrangement do not give rise to contractual cash flows that are solely payments of principal and interest on the principal amount outstanding. In such cases, financial assets are required to be measured at fair value through profit or loss.

Therefore, the financial assets were classified pursuant to the above expressed as “Financial assets at fair value through profit or loss”, “Financial assets at fair value through other comprehensive income” or “Financial assets at amortized cost”. Such classification is disclosed in exhibit P.

•	Financial assets and liabilities at fair value through profit or loss

This category presents two subcategories: financial assets at fair value held for trading and financial assets initially designated at fair value by the Management or under section 6.7.1. of IFRS 9. The Bank’s Management has not designated, at the beginning, financial assets at fair value through profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

The Bank classifies the financial assets as held for trading when they have been acquired or incurred principally for the purpose of selling or repurchasing them in the short term or when they are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

Financial assets and liabilities at fair value through profit or loss are recognized at fair value in the statement of financial position. Changes in fair value are recognized under the item “Net gain from measurement of financial instruments at fair value through profit or loss” in the statement of income, as well as interest income or expenses and dividends pursuant to the contractual terms and conditions, or when the right to receive payment of the dividend is established.

The fair value estimation is explained in detail in section “Accounting judgments, estimates and assumptions” of this note, and note 10 describes the valuation process of financial instruments at fair value.

•	Financial assets at fair value through other comprehensive income (OCI)

A financial asset shall be measured at fair value through other comprehensive income if (i) the financial instrument is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and (ii) the contractual terms of the financial asset meet the determination that cash flows are solely payments of principal and interest on the principal amount outstanding.

Debt instruments at fair value through other comprehensive income are recognized in the statement of financial position at fair value. Profit and loss derived from changes in fair value are recognized in other comprehensive income as “Profit or loss from financial instruments measured at fair value through other comprehensive income”. Interest income (calculated by the “effective interest method”, which is explained in the following section), profit and loss from translation differences and impairment are recognized in the statement of income in the same manner as for financial assets measured at amortized cost and are disclosed as “Interest income”, “Differences in quoted prices of gold and foreign currency” and “Allowance for loan losses”, respectively.

When the Bank has more than one investment on the same security, it must be considered that they shall be disclosed using the first-in first-out costing method.

On derecognition, accumulated gains and losses previously recognized in OCI are reclassified to profit or loss.

•	Financial assets at amortized cost – Effective interest method

They represent financial assets held in order to collect contractual cash flows and the contractual terms of which give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, these financial assets are recognized in the statement of financial position at amortized cost using the effective interest method, less a loss allowance for expected credit losses (ECL), considering the exceptions established by BCRA Communiqué “A” 6847, detailed in section 3.2.4.

Interest income and impairment are disclosed in the statement of income as “Interest income” and “Allowance for loan losses”, respectively. Changes in the allowance for ECL are presented in note 8 and exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk”.

The effective interest method uses the rate that allows the discount of estimated future cash payments or receipts through the expected life of the financial instrument or lesser term, if applicable, to the net carrying amount of such financial instrument. When applying this method, the Bank identifies points paid or received, fees, premiums, discounts and transaction costs, incremental and direct costs as an integral part of the effective interest rate (hereinafter, EIR). For such purposes, interest is the consideration for the time value of money and for the credit risk associated with the amount of principal outstanding during a specific period of time.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

3.2.1	Cash and deposits in banks

They were valued at their nominal value plus the relevant accrued interest, if applicable. Accrued interests were allocated in the statement of income as “Interest income”.

3.2.2	Repo transactions (purchase and sale of financial instruments)

These transactions were recognized in the statement of financial position as financing granted (received), under “Repo transactions”.

The difference between purchase and sale prices of such instruments were recognized as interest accrued during the effective term of the transactions using the effective interest method and were allocated in the statement of income as “Interest income” and “Interest expense”.

3.2.3	Loans and other financing

They are non-derivative financial assets that the Bank holds within a business model whose objective is to hold financial assets in order to collect contractual cash flows and the contractual terms of which give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, loans and other financing were measured at amortized cost using the effective interest method, less a loss allowance for ECL. The amortized cost was calculated taking into account any discount or premium incurred in the origination or acquisition, and origination fees or commissions, which are part of the EIR. Income from interest was allocated in the statement of income as “Interest income”.

3.2.4	Impairment of financial assets

The accounting policy adopted on the impairment of financial assets not measured at fair value through profit or loss is detailed below:

3.2.4.1 Overview of the ECL principles

Except for disclosures to the public sector, which were temporarily excluded by BCRA Communiqué “A” 6847, the Bank recognizes a loss allowance for ECL on loans, other financing and other debt instruments not measured at fair value through profit or loss along with loan commitments and financial guarantee contracts (not measured at fair value through profit or loss) and contract assets and accounts receivable on loans; hereinafter, the “financial instruments”. Investments in equity instruments are not subject to impairment under IFRS 9. According to Communiqué “A” 6847, for disclosures to the public sector, BCRA standards on minimum loan loss allowances still apply, which, particularly for this type of sector, indicate that they are not subject to allowances.

The loss allowance for ECL is based on credit losses expected to arise during the life of a financial asset (lifetime ECL), unless there was no significant increase in credit risk since initial recognition, in which case the loss allowance is based on 12-month ECL. The Bank’s policies to determine whether credit risk increased significantly are included in note 43.1.1 “Assessment of credit risk impairment”, section “Definitions of significant increase in risk (SICR), impairment and default”.

12-month ECL is the portion of lifetime ECL that results from default events on a financial instrument that are possible within the 12 months after the reporting date.

Lifetime ECL and 12-month ECL are calculated on individual or collective bases according to the nature of the portfolio of financial instruments. The Bank’s policy to group the financial assets measured on a collective basis are explained in note 43.1.1, sections “Customers analyzed on a collective basis” and “Customers analyzed on an individual basis”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

The Bank adopted a policy to assess, at the end of each reporting period, whether there was a significant increase in the credit risk of a financial instrument since initial recognition considering the change in risk that the default may occur during the remaining life of a financial instrument. This is further explained in note 43.1.1, section “Definitions of significant increase in risk (SICR), impairment and default”.

According to the aforementioned process, the Bank groups its financial instruments into Stage 1, Stage 2 and Stage 3, also covering purchased or originated financial instruments that are credit impaired, as described below:

•	Stage 1: When financial instruments are recognized for the first time, the Bank recognizes a loss allowance according to 12-month ECL. Stage 1-financial instruments also include credit lines in which credit risk improved within the parameters established by the Bank and the financial instrument was reclassified to another stage.

•	Stage 2: When a financial instrument shows a SICR since initial recognition, the Bank books a loss allowance for lifetime ECL. Stage 2-financial instruments also include credit lines in which credit risk improved within the parameters established by the Bank and the financial instrument was reclassified to Stage 3.

•	Stage 3: Financial instruments which credit value is impaired (as described in note 43.1.1, section “Definitions of significant increase in risk (SICR), impairment and default”.) The Bank books a loss allowance for lifetime ECL.

•	Purchased or originated financial instruments that are credit impaired: financial instruments that are credit impaired upon initial recognition. Purchased or originated financial instruments that are credit impaired are booked at fair value upon initial recognition and interest income is recognized subsequently at a credit-adjusted effective interest rate. The loss allowance of ECL is only recognized or reversed provided that there is a subsequent change in ECL. The Bank did not purchase or generate credit-impaired financial instruments.

The Bank reduces the carrying amount of the financial instruments which amount owed it does not expect to recover in part or in full. This is considered a (partial) derecognition of the financial instrument.

3.2.4.2	The calculation of ECL

The key parameters to calculating ECL are as follows:

•	Probability of default (PD): It is an estimate of the probability of default during a certain time horizon. A default may occur only at a certain time during the period assessed if the credit line was not derecognized before and is still part of the portfolio. The concept of probability of default is explained in note 43.1.1, section “Probability of default (PD)”.

•	Exposure at default (EAD): It is an estimate of the exposure to a future default date considering the expected changes in exposure after reporting date, including the settlement of principal and interest, whether they are scheduled by the agreement or otherwise, the expected disbursements on committed credit lines and interest accrued on late payments. The exposure at default is explained in note 43.1.1 section, “Exposure at default (EAD)”.

•	Loss given default (LGD): It is an estimate of the loss arising in the event of default in a certain term. It is based on the difference between contractual cash flows and cash flows expected by the lender, including the performance of a guarantee or credit improvements related to the loan. In general, it is expressed as a percentage of the exposure at default. Further information of LGD is included in note 43.1.1, section “Loss given default (LGD)”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

When ECL are estimated, the Bank calculates these parameters for each one of the three scenarios (base case, intermediate and downside) weighed based on the estimated likelihood of occurrence and discounts the amount resulting from multiplying the aforementioned parameters by the effective interest rate determined upon initial recognition.

For overdrafts which include both a loan and an unused loan commitment, ECL are calculated and disclosed with the loan. For loan commitments (including credit cards) and financial guarantee contracts, ECL are recognized in “Provisions”.

The method for calculating ECL is summarized below:

•	Stage 1: 12-month ECL are calculated as a portion of lifetime ECL, accounting for the ECL of financial instruments from default within the 12 months subsequent to year-end. The Bank calculates the allocation of 12-month ECL based on the expectation of default within 12 months after year-end. These expected 12-month probabilities of default are applied to an EAD and multiplied by the expected LGD and discounted to the original effective interest rate.

•	Stage 2: When a financial instrument shows a significant increase in credit risk since initial recognition, the Bank books a loss allowance for lifetime ECL. The method is similar to the one explained above, including the use of different scenarios, but PD is estimated over the remaining life of the instrument. Expected cash shortfalls are discounted to the original effective interest rate.

•	Stage 3: For financial instruments considered credit-impaired, the Bank recognizes the ECL for the remaining life of these financial instruments. The method is similar to those used by Stage 2-financial instruments, with a PD set at 100%.

•	Loan commitments and credit cards: Upon estimating the lifetime ECL for loan commitments, the ECL are the present value of the difference between the cash flows owned to the bank and the expected cash flows if the loan is withdrawn during the 12 months or expected lifetime. The cash flows are discounted at the original effective interest rate of each transaction.

•	Guarantees and other commitments: The Bank’s liability under each guarantee is measured at the higher of the amount initially recognized less cumulative amortization recognized in the statement of income and the ECL provision. To such end, the Bank estimates the ECL based on the present value of the payments expected to be disbursed to the guarantee holder should the debtor fail to pay the debt. Cash flows are discounted by the risk-adjusted interest rate relevant to the disclosure. The ECL related to financial guarantee contracts are recognized in “Provisions”.

In all these scenarios, the ECL are adjusted on a forward-looking base, weighing the three probable macroeconomic scenarios, as explained in section 3.2.4.3 “Prospective information”.

3.2.4.3	Prospective information

To determine a loss allowance in the calculation of ECL, the impact of the main macroeconomic variables should be analyzed to adjust historical information to the current conditions and short-term prospects. To such end, different and probable macroeconomic scenarios (base case, favorable and downside) should be weighed upon using relevant variables in assessing credit risk (such as GDP growth, interest rate and CPI).

The inputs and models used for calculating ECL may not always capture all market characteristics as of the date of these consolidated financial statements. Consequently, the Bank may consider certain qualitative temporary adjustments to ensure that they are taken into account if they are material. Further information is included in note 43.1.2 “Prospective information used in ECL models”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

3.2.4.4 Debt instruments measured at fair value through other comprehensive income

The ECL of the debt instruments measured at fair value through other comprehensive income does not reduce the carrying amount of these financial instruments in the statement of financial position, which remains at fair value. Instead, an amount equal to the correction of value from these assets measured at amortized cost is recognized in “Other comprehensive income” as a cumulative impairment amount with the related charge to income. Cumulative loss recognized in “Other comprehensive income” is reclassified to the statement of income when the assets are derecognized.

3.2.4.5 Credit cards and other revolving credit lines

In the case of credit cards and other revolving lines of credit, the Bank does not limit its exposure to expected losses to the contractual notice period, but rather calculates ECL over a period that reflects the Bank’s expectations of customer behaviors, their unused credit commitments, the probability of default and the Bank’s future risk mitigation expectations, which may include reducing or settling the lines of credit.

The interest rate used to discount the ECL for credit cards is based on the average effective interest rate that is expected to be charged over the expected period of exposure to these lines of credit. This estimate considers that some of these lines of credit may be settled every month fully and consequently no interest would be charged.

3.2.4.6 Applications

Financial instruments are settled in part or in full after the first month in which the Bank has no reasonable expectations of recovering the financial instrument or part of the instrument. Should the amount to be settled be higher than the loss allowance for accumulated losses, the difference is considered an addition to the loss allowance that is then applied against the gross carrying amount. Any subsequent recovery is disclosed in the statement of income for the year of recovery in “Other operating income.”

3.2.4.7 Forborne and modified loans

The Bank considers a loan forborne when such modification is a result of the borrower’s present or expected financial difficulties. The renegotiation may include the extension of the payment terms and the agreement of new loan conditions. Once the conditions are renegotiated, the impairment is measured using the original effective interest rate as calculated before the conditions were amended. The Bank monitors forborne loans to ensure the continuity of future payments. Derecognition decisions and the classification between Stages 2 and 3 are determined on a case-by-case basis for the commercial portfolio and collectively for consumer portfolio. Should these procedures identify a loss related to a loan, it is disclosed and managed as an impaired Stage 3 forborne asset until it is collected or derecognized.

When the loan is renegotiated or modified but is not derecognized, the Bank also considers whether the assets should be classified in Stage 3. Once an asset is classified as renegotiated, it will continue in Stage 2 until it is collected in full or impaired (Stage 3).

If the modifications are substantial, the loan is derecognized and a new loan with different conditions is recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

3.2.4.8  Valuation of collaterals

To mitigate the risks of its financial instruments, the Bank seeks to use, when possible, collaterals. Collateral comes in various forms, such as cash, securities, letters of credit/guarantees, real estate, receivables, other non-financial assets and credit enhancements, such as netting arrangements. Collateral, except for attached assets, is not recorded in the Bank’s statement of financial position. However, the fair value of collateral affects the calculation of ECL in certain products and customers assessed on an individual basis. The assessment is usually made at least at beginning date and it is reassessed on a regular basis.

Whenever possible, the Bank uses active market data to assess the financial instruments maintained as collateral. Other financial instruments that do not have readily determinable market values are valued using internal methods. Non-financial collateral, such as real estate, is valued based on data provided by third parties, such as mortgage brokers.

3.2.4.9  Collateral repossessed

The Bank’s policy is to determine whether an attached asset can be best used internally or should be sold. Assets determined to be useful internally are transferred to their relevant asset category at the lower of their attached value or the carrying value of the original secured asset.

The assets for which selling is determined to be a better option are transferred to assets held for sale at their fair value (if financial assets) and fair value less cost of sales for non-financial assets at attachment date according to the Bank’s policy.

During the normal course of business, the Bank does not include in its portfolio the properties and other attached assets but rather uses external agents to recover the funds, generally through auctions, to settle the outstanding payable. Any surplus fund is reimbursed to the customer/debtor. Hence, residential properties under attachment proceedings are not booked in the balance sheet.

3.2.5 Financial liabilities

After initial recognition, certain financial liabilities were measured at amortized cost using the effective interest method, except for derivatives that were measured at fair value through profit or loss. Interests were allocated in the statement of income as “Interest expense”.

Within other financial liabilities the Bank included guarantees granted and eventual liabilities, which must be disclosed in the notes to the financial statements, when the documents supporting such credit facilities are issued and are initially recognized at fair value of the commission received, in the statement of financial position. After initial recognition, the liability for each guarantee was recognized at the higher of the amount of the loss allowance and the amount initially recognized less, when appropriate, the cumulative amount if income recognized in accordance with the principles under IFRS 15 “Revenue from contracts with customers”. The commission received has been recognized as “Commissions income” in the statement of income, based on the amortization thereof following the straight-line method over the effective term of the financial guarantee granted.

3.2.6 Derivative financial instruments

Receivables and payables from forward transactions without delivery of underlying assets

It includes forward purchase and sale transactions of foreign currency without delivery of the traded underlying asset. Such transactions were measured at the fair value of the contracts and were performed by the Bank for intermediation purposes on its own account. The originated income was allocated in the consolidated statement of income as “Net gain from measurement of financial instruments at fair value through profit or loss”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Derecognition of financial assets and liabilities

A financial asset (or, if applicable, a part of a financial asset or a part of a group of similar financial assets) shall be derecognized when: (i) the contractual rights to the cash flows from the financial asset expire, or (ii) the Bank transfers the contractual rights to receive the cash flows of the financial asset or retains the contractual rights to receive the cash flows of the financial asset, but assumes a contractual obligation to pay the cash flows received immediately to a third party pursuant to a transfer agreement.

A transfer shall qualify for derecognition of the financial asset only if (i) the Bank has transferred substantially all the risks and rewards of ownership of the financial asset, or (ii) it has neither transferred nor retained substantially all the risks and rewards of ownership of the financial asset, but has transferred the control of the financial asset, considering that the control is transferred if, and only if, the transferee has the practical ability to sell the asset in its entirety to an unrelated third party and is able to exercise that ability unilaterally and without needing to impose additional restrictions on the transfer.

If the Bank neither transfers nor retains substantially all the risks and rewards of ownership of a transferred asset, and has retained the control over it, the Bank shall continue to recognize such transferred asset to the extent to which it is exposed to changes in the value of the transferred asset.

The Bank derecognizes a loan when the terms and conditions have been renegotiated and if, substantially, it becomes a new loan, recognizing the difference for derecognition in profit or loss. If the modification does not generate substantially different cash flows, the modification does not result in derecognition of the loan. The Bank recalculates the gross carrying amount of the assets as present value of modified contractual cash flows, using for the discount the original EIR and recognizes profit or loss from modification as explained in section 3.2.4.7 “Forborne and modified loans”.

On the other hand, a financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expires. When there is an exchange between an existing borrower and lender of debt instruments with substantially different terms, or the terms are substantially modified, such exchange or modification shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability, recognizing the difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, in the statement of income as “Other operating income”.

3.3	Leases

The Bank assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

3.3.1 The Bank as a lessee

The Bank applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets, which payments are recognized as rent expense on a straight-line basis. The Bank recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

•	Right-of-use assets

The Bank recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The right of use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment, as described in section 3.10 of this note.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

The right-of-use assets are also subject to impairment, as explained in section 3.10 of this note.

•	Lease liabilities

At the commencement date of the lease, the Bank recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Bank and payments of penalties for terminating a lease, if the lease term reflects the Bank exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Bank uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

3.3.2 The Bank as a lessor

The Bank grants loans through financial leases, recognizing the current value of lease payments as a financial asset, which is registered in the statement of financial position in the item “loans and other financing”. The difference between the total lease receivables and the current value of financing is recognized as interest to be accrued. This income is recognized during the term of the lease using the EIR method, which reflects a constant rate of return and is recognized in the statement of income as “Interest income”. Losses originated for impairment are included in the statement of income as “Allowance for loan losses” and changes in this accounting item are disclosed in exhibit R “Loss allowance– Allowance for uncollectibility risk”.

3.4 Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquired company, measured under IFRS.

The Bank determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Bank acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9, is measured at fair value with the changes in fair value recognized in the statement of profit or loss. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses as explained in section 3.10.

3.5 Investment in associates and joint arrangements

An associate is an entity over which the Bank has significant influence, i.e. the power to participate in the financial and operating policy decisions of such controlled entity, but without having the control thereof.

A joint arrangement is an arrangement of which the Bank and other party or parties have joint control. Under IFRS 11 “Joint Arrangements”, investments in these arrangements are classified as joint ventures or joint operations depending on the contractual rights and obligations of each investor, regardless of the legal structure of the arrangement. A joint venture is an arrangement pursuant to which the parties having joint control of the arrangement have rights to the net assets of such arrangement. A joint operation is an arrangement pursuant to which the parties having joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. The Bank has assessed the nature of its joint arrangements and determined that they are joint ventures.

These investments are accounted for using the equity method from the date on which they become an associate or a joint venture. On acquisition of the investment, any difference between the cost of the investment and the Entity’s share of the net fair value of the investee’s identifiable assets and liabilities are accounted: (i) as a goodwill, which is included in the carrying amount of the investment and is under impairment as explained in section 3.10; or (ii) any excess of the Entity´s share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment is included as income. The Bank’s share in the profit or loss after the acquisition of its associates was accounted in the statement of income, and its share in other comprehensive income after the acquisition was accounted for in the consolidated statement of other comprehensive income. See also note 13.

3.6 Property, plant and equipment

The Bank chose the cost model for all kinds of assets accounted for in this accounting item. These assets were carried at their cost less any accumulated depreciation and any accumulated impairment losses, if applicable. The historical cost of acquisition includes all expenses directly attributable to the acquisition of the assets. Maintenance and repair costs were accounted for in the statement of income as incurred. Any replacement and significant improvement of an item of property, plant and equipment is recognized as an asset only when it is likely to produce any future economic benefits exceeding the return originally assessed for such asset.

Depreciation of the items of property, plant and equipment was assessed in proportion to the estimated months of useful life, depreciating completely the acquisition month of the assets and not the derecognition date. In addition, at least at each financial year-end, the Bank reviews if expectations regarding the useful life of each item of property, plant and equipment differ from previous estimates, in order to detect any material changes in useful life which, if confirmed, shall be adjusted applying the relevant correction to the depreciation of property, plant and equipment accounting item. Depreciation charges are recorded in the related statement of income as “Depreciation and amortization of fixed assets”.

The residual value of the assets, as a whole, does not exceed their recoverable amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

3.7 Intangible Assets

Intangible assets acquired separately were initially measured at cost. After initial recognition, they were accounted for at cost less any accumulated depreciation (for those to which finite useful lives have been allocated) and any accumulated impairment losses, if applicable.

For internally generated intangible assets, only disbursements related to development are capitalized while the other disbursements are not capitalized and are recognized in the statement of income for the period in which such expenditure is incurred.

Useful lives of intangible assets may be finite or indefinite.

Intangible assets with finite useful lives are amortized over their economic useful lives and are reviewed in order to determine whether they had any impairment loss to the extent there is any evidence that indicates that the intangible asset may be impaired. The period and method of amortization for an intangible asset with a finite useful life are reviewed at least at the financial year-end of each reporting period. Depreciation charges of intangible assets with finite useful lives are accounted for in the statement of income as “Depreciation and amortization of fixed assets”.

Intangible assets with indefinite useful lives are not amortized and are subject to annual tests in order to determine whether they are impaired, either individually or as part of the cash-generating unit to which such intangible assets were allocated. The Bank has no intangible assets with indefinite useful lives.

The gain or loss arising from the derecognition of an intangible asset shall be determined as the difference between the net disposal proceeds, if any, and the carrying amount of the asset, and it shall be recognized in the Statement of income when the asset is derecognized.

Development expenditure incurred in a specific project shall be recognized as intangible asset when the Bank can demonstrate all of the following:

-	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

-	its intention to complete the intangible asset and use or sell it,

-	how the intangible asset will generate probable future economic benefits,

-	the availability of adequate resources to complete the development, and

-	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

After initial recognition of the development expenditure as an asset, such asset shall be carried at its cost less any accumulated amortization and any applicable accumulated impairment losses. Amortization shall begin when the development phase has been completed and the asset is available for use. The asset amortizes over the period in which the asset is expected to generate future benefits. Amortization is accounted for in the statement of income as “Depreciation and amortization of fixed assets”. During the development phase, the asset is subject to annual tests to determine whether there is any impairment loss.

3.8 Investment Property

The Bank included certain real properties that holds for undetermined future use, which were recognized pursuant to IAS 40 “Investment Property”.

For this kind of property, the Bank chose the cost model as described in note 3.6 Property, plant and equipment.

An investment property is derecognized on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in the statement of income in the period of the retirement or disposal as “Other operating income”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

An entity shall transfer a property to, or from, investment property when, and only when, there is a change in use. For a transfer from investment property to an item of property, plant and equipment, the property’s deemed cost for subsequent accounting is its fair value on the date of change in use. If an item of property, plant and equipment becomes an investment property, the Bank recognizes the asset up to the date of change in use in accordance with the policy established for property, plant and equipment.

3.9 Non-current Assets Held for Sale

The Bank reclassifies in this category non-current assets of which the carrying amount will be recovered principally through a sale transaction rather than through continuing use. The asset (or disposal group) must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and its sale must be highly probable.

Non-current assets classified as held for sale are measured, when they are reclassified to this category, at the lower of carrying amount and fair value less costs to sell and are disclosed in a separate item in the statement of financial position. Once these assets are classified as held for sale, depreciation and amortization ceased.

Profit or loss generated in the sale of assets held for sale is recorded in the statement of income as “Other operating income”.

3.10  Impairment of Non-financial Assets

The Bank evaluates, at least at each fiscal year-end, whether there are any events or changes in the circumstances that may indicate the impairment of non-financial assets or whether there is any evidence that a non-financial asset may be impaired.

When there is any evidence or when an annual impairment test is required for an asset, the Bank shall estimate the recoverable amount of such asset. If the carrying amount of an asset exceeds its recoverable amount, such asset is deemed impaired and its carrying amount shall be reduced to its recoverable amount. As of the date of issuance of these consolidated financial statements, there is no evidence of impairment of non-financial assets.

3.11 Provisions

The Bank recognizes a provision if and only if the following circumstances are met: (a) the Bank has a present obligation as a result of a past event; (b) it is probable (i.e. it is more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation.

In order to determine the amount of provisions, the risks and uncertainties were considered taking into account the opinion of independent and internal legal advisors of the Bank. Where the effect of the time value of money is material, the provisions shall be discounted using a pre-tax rate that reflects if applicable, current risks specific to the liability. When the discount is recognized, the effect of the provision derived from the lapse of time is accounted for as “Interest expense” in the statement of income. Based on the analysis carried out, the Bank recognized as provision the amount of the best estimate of the expenditure required to settle the present obligation at the end of each fiscal year.

The provisions accounted for by the Bank are reviewed at the end of each reporting period or fiscal year, as applicable, and adjusted to reflect the current best available estimate.

In addition, provisions are recognized with specific allocation to be used only for the expenditures for which they were originally recognized.

In the event: a) the obligation is possible; or b) it is not probable that an outflow of resources will be required for the Bank to settle the obligation; or c) the amount of the obligation cannot be estimated reliably, the contingent liability shall not be recognized and shall be disclosed in notes. Nevertheless, when the possibility of an outflow of resources is remote, no disclosures shall be made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

3.12	Recognition of income and expenses

3.12.1. Revenue from interests income and interests expense

Revenue from interest received and expenses for interest paid were recognized according to their accrual period, applying the effective interest method, which is explained in section “Financial assets at amortized cost – Effective interest method”.

Revenue from interest received includes the return on fixed income investments and negotiable instruments, as well as the discount and premium on financial instruments.

Bond coupons were recognized at the time they were declared.

3.12.2. Loan commissions

Commission charges and direct incremental costs related with the granting of financing facilities were deferred and recognized adjusting the EIR thereof.

3.12.3. Service commissions

These revenues are recognized when (or to the extent) the Bank satisfies each performance obligation by transferring promised services for an amount that reflects the consideration to which the Bank expects to be entitled in exchange for such services.

At each contract inception, the Bank assesses the services promised in a contract and identifies as a performance obligation each promise to transfer a distinct service or a series of distinct services that are substantially the same and that have the same pattern of transfer.

3.12.4. Non-financial revenue and expenses

These items are recognized according to the recognition criteria established in the Conceptual Framework, e.g. revenues should be accrued.

3.13 Customer Loyalty Program

The loyalty program offered by the Bank consists in accumulating points generated by purchases made with the credit cards, which can be exchanged by any reward (including, among other offers, products, benefits and awards) available in the program platform.

The Bank concluded that the rewards to be granted originate a separate performance obligation. Therefore, at the end of each fiscal year, the Bank recognized a provision for the rewards to be granted in “Other financial liabilities”.

Based on the variables that the Bank takes into account in order to estimate the fair value of the points granted to customers (and the relation thereof with the exchange of the reward), it is worth mentioning that such estimates are subject to a significant level of uncertainty (and variation) that should be considered. These considerations are described in detail in the section “Accounting judgments, estimates and assumptions” of this note.

3.14 Income Tax (see note 23)

Tax expense (tax income) comprises current tax expense (current tax income) and deferred tax expense (deferred tax income). This tax is accounted in the consolidated statement of income, except in the case of accounting items that are to be recognized directly in the statements of other comprehensive income. In this case, each accounting item is presented before assessing their impact on Income Tax, which is accounted for in the relevant accounting item.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

-	Current income tax: the consolidated current income tax expense is the sum of the income tax expenses of the different entities that compose the Group (see note 1), which were assessed, in each case, by applying the tax rate to taxable income, in accordance with Income Tax Law, or equivalent rule or provision, of the countries in which any subsidiary operates.

-	Deferred income tax: it is assessed based on the separate financial statements of the Bank and of each of its subsidiaries and reflects the effects of temporary differences between the carrying amount of an asset or liability in the statement of financial position and its tax base. Assets and liabilities are measured using the tax rate that is expected to be applied to taxable income in the years in which these differences are expected to be settled or recovered. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that will follow from the manner in which the Bank and its subsidiaries expect, at the end of the reporting period, to recover or settle the carrying amount of their assets and liabilities. Deferred tax assets and liabilities are measured by their nominal figures, without discount, the tax rates that are expected to be applied in the fiscal year in which the asset shall be realized or the liability shall be settled. Deferred tax assets are recognized when it is probable that taxable profit will be available against which the deductible temporary difference can be utilized.

3.15 Earnings per share

Basic earnings per share shall be calculated by dividing Net profit attributable to parent’s shareholders of the Bank by the weighted average number of ordinary shares outstanding during the fiscal year. See also note 32.

3.16 Fiduciary activities and investment management

The Bank renders custody, administration, investment management and advisory services to third parties that originate the holding or placement of assets in the name of such third parties. These assets and income on them are not included in these consolidated financial statements, since they are not owned by the Bank. The commissions derived from these activities are accounted for as “Commissions income” in the statement of income. See also notes 35, 36.3 and 40.

Accounting judgments, estimates and assumptions

The preparation of these consolidated financial statements requires the Bank’s Management to consider significant accounting judgments, estimates and assumptions that impact on the reported assets and liabilities, income, revenues and expenses, as well as the assessment and disclosure of contingent assets and liabilities, as of the end of the fiscal year. The Bank’s reported amounts are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the uncertainties associated with the estimates and assumptions made by the Bank’s Management may drive in the future to final amounts that may differ from those estimates and may require material adjustments to the reported amounts of the affected assets and liabilities.

In certain cases, the financial statements prepared in accordance with the accounting framework established by BCRA, require that the assets and liabilities to be recognized and/or presented at their fair value. The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or most advantageous market) duly informed and willing to transact in an orderly and current transaction. When prices in active markets are available, the Bank has used them as basis for valuation. When prices in active markets are not available, the Bank estimates those values as values based on the best available information, including the use of models and other assessment techniques. See additionally note 10.

In estimating accrued taxes, the Bank assesses the relative risks of the appropriate tax treatment considering judicial and regulatory guidance in the context of the tax position. Because of the complexity of tax laws and regulations, interpretation can be difficult and subject to legal judgment. It is possible that others, given the same information, may reach different reasonable conclusions regarding the estimated amounts of accrued taxes (for additional information regarding income tax see note 23).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

In the normal course of business, the Bank is a party to lawsuits of various types. In note 41, contingent liabilities are disclosed with respect to existing or potential claims, lawsuits and other legal proceedings, and is booked an accrual for litigation when it is probable that future costs will be incurred and these costs can be reasonably estimated.

The measurement of impairment losses under IFRS 9 across all categories of financial instruments, taking into account the temporary exceptions established by Central Bank Communiqué “A” 6847, requires judgement, in particular, the estimation of the amount and timing of future cash flows and collateral values when determining impairment losses and the assessment of a significant increase in credit risk. These estimates are driven by a number of factors, changes that can result in different levels of allowances (for additional information regarding impairment losses under IFRS 9, see notes 3.2.4 and 43.1).

As to the customer loyalty program, the Bank estimates the fair value of the points awarded to customers under the “Macropremia” program by applying statistics techniques. The data that feed the models include assumptions regarding exchange percentages, the product combinations available for exchange in the future and customers’ preferences.

New standards adopted in the fiscal year

For the fiscal year beginning on January 1, 2021, the following amendment to accounting framework of the BCRA is effective:

Disclosures of the monetary effect from the application of the procedure for restating the financial statements (Communiqué “A” 7211):

As from this year, the Bank started recording in profit or loss for the fiscal year the monetary effect accrued from the monetary items measured at fair value through OCI. As a consequence, at the beginning of this fiscal year, the related unappropriated retained earnings were adjusted as a prior period earning adjustment (AREA, for its acronym in Spanish) in order to include the monetary effect of the abovementioned assets that would have been recorded in OCI as of such date.

Below are the amounts adjusted in the statement of income and other comprehensive income and in the statement of changes in the shareholders’ equity for the fiscal year ended December 31, 2020, as a consequence of the aforementioned procedure:

Description	Before amendment – restated as of December 31, 2020	Amendment	After amendment – restated as of December 31, 2020
Statement of income
(Loss) / Income from measurement of financial instruments at fair value through profit or loss	(40,231,008)	56,965,731	16,734,723

Income / (Loss) on net monetary position	20,148,983	(65,872,555)	(45,723,572)

Statement of other comprehensive income
(Loss) / Profit for financial instruments measured at fair value through other comprehensive income	(10,994,942)	8,906,824	(2,088,118)

Statement of changes in the shareholders’ equity
Unappropriated retained earnings	(30,692,246)	(8,920,329)	(39,612,575)
Other comprehensive (loss) / income – Other	(8,590,637)	8,920,329	329,692

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

New pronouncements

Pursuant to Communiqué “A” 6114 of the BCRA, as new IFRS are approved and existing IFRS are amended or revoked and, once these changes are approved through the notices of approval issued by the FACPCA, the BCRA shall issue a statement on the approval thereof for financial entities. Generally, financial institutions shall not apply any IFRS in advance, except as specifically authorized at the time of the adoption thereof.

The new and amended standards and interpretation that are issued, but not yet effective, up to the date of issuance of these consolidated financial statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they become effective.

a)	Amendments to IFRS 3 - Reference to the Conceptual Framework: the amendments are intended to replace a reference to a previous version of the IASB’s Conceptual Framework with a reference to the current version issued in March 2018 without significantly changing its requirements. The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” or IFRIC 21 “Levies”, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. This amendment is applicable as of January 1, 2022. The Bank does not expect this standard to have a material impact on the financial statements.

b)	Amendments to IAS 16 - Property, Plant and Equipment (PP&E): proceeds before Intended Use. The amendment prohibits entities to deduct from the cost of an item of PP&E any proceeds of the sale of items produced while bringing that asset to the location and under the conditions required to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. This amendment is applicable as of January 1, 2022. The Bank does not expect this standard to have a material impact on the financial statements.

c)	Amendments to IAS 37 - Onerous Contracts – Costs of Fulfilling a Contract: the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a ‘directly related cost approach’. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract. The impact of these amendments on entities that previously applied the incremental cost approach is that they will see provisions increase to reflect the inclusion of costs related directly to contract activities, whilst entities that previously recognized contract loss provisions using the guidance from the former standard, IAS 11 Construction Contracts, will be required to exclude the allocation of indirect overheads from their provisions. This amendment is applicable as of January 1, 2022. The Bank does not expect this standard to have a material impact on the financial statements.

d)	Annual improvement cycle (2018-2020): the following is a summary of the amendments from the 2018-2020 annual improvements cycle:

•	IFRS 1 First-time Adoption of International Financial Reporting – Subsidiary as a first-time adopter: the amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to IFRS. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1. This amendment is applicable as of January 1, 2022.

•	IFRS 9 Financial Instruments Fees in the ’10 per cent’ test for derecognition of financial liabilities: the amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. This amendment is applicable as of January 1, 2022.

•	IFRS 16 “Leases” Illustrative examples - Lease incentives: the amendment removes the Example 13 accompanying IFRS 16 of payments from the lessor relating to leasehold improvements. This removes potential confusion regarding the treatment of lease incentives when applying IFRS 16.

The Bank does not expect this standard to have a material impact on the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

e)	Amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 – Disclosures to accounting policies: the amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policies and examples of when an accounting policy likely. Therefore, a guidance with explanations and examples denominated “four-step materiality process” was developed. This amendment is applicable as of January 1, 2023. The Bank does not expect this standard to have a material impact on the financial statements.

f)	Amendments to IAS 8 “Accounting policies, changes in accounting estimates and Errors” – Definition of Accounting Estimates: the amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates. The amended standard clarifies that the effects on an accounting estimate of a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors. The previous definition of a change in accounting estimate specified that changes in accounting estimates may result from new information or new developments. Therefore, such changes are not corrections of errors. This amendment is applicable as of January 1, 2023. The Bank does not expect this standard to have a material impact on the financial statements.

g)	Amendments to IAS 12 “Income Tax” – Deferred Tax related to Assets and Liabilities arising from a Single Transaction: the IASB issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendments clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of professional judgement (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognized in the financial statements (and interest expense) or to the related asset component (and interest expense). Professional judgement is important in determining whether any temporary differences exist on initial recognition of the asset and liability. This amendment is applicable as of January 1, 2023. The Bank does not expect this standard to have a material impact on the financial statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

As of December 31, 2021 and 2020, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	12/31/2021	12/31/2020
Undrawn commitments of credit cards and checking accounts	221,916,659	143,727,073
Guarantees granted (1)	2,271,180	1,936,233
Overdraft and unused agreed commitments (1)	872,543	782,793
Letters of credit		1,341,363
Subtotal	225,060,382	147,787,462
Less: Allowance for ECL	(341,104)	(25,972)
Total	224,719,278	147,761,490

(1)	Includes transactions not covered by BCRA debtor classification standard. The Guarantees granted include an amount of 26,092 and 244,328 as of December 31, 2021 and 2020, respectively. The Overdraft and unused agreed commitments include an amount of 96,209 and 123,202 as of December 31, 2021 and 2020, respectively.

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy, described in note 43.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

5.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs derivative transactions for trading purposes through Futures and Forwards. These are contractual agreements to buy or sell a specific financial instrument at a given price and a fixed date in the future. Futures contracts, in turn, correspond to transactions for standardized amounts, executed in a regulated market and subject to daily cash margin requirements. Forward contracts are customized contracts traded on an over-the-counter market. The main differences in risks associated with these types of contracts are the credit risk and the liquidity risk. In forward contracts there is counterparty risk since the Bank has credit exposure to counterparties of the agreements. The credit risk related to futures contracts is deemed very low because daily cash margin requirements help guarantee these contracts are always fulfilled. In addition, forward contracts are generally settled in gross terms and, therefore, they are deemed to have a higher settlement risk than futures contract that, unless they are chosen to be performed by delivery, are settled on a net base. Both types of contracts expose the Bank to market risk.

At the beginning, derivatives often imply only a mutual exchange of promises with little or no investment. Nevertheless, these instruments frequently imply high levels of leverage and are quite volatile. A relatively small movement in the value of the underlying asset could have a significant impact in profit or loss. Furthermore, over-the-counter derivatives may expose the Bank to risks related to the absence of an exchange market in which to close an open position. The Bank’s exposure for derivative contracts is monitored on a regular basis as part of its general risk management framework. Information on the Bank’s credit risk management objectives and policies is included in note 43.

Notional values indicate the amount of the underlying pending transactions at year end and are not indicative of either the market risk or the credit risk. The fair value of the derivative financial instruments recognized as assets or liabilities in the consolidated statement of financial position is presented as follows. Changes in fair values were accounted for in profit or loss, the breakdown of which is disclosed in exhibit Q “Breakdown of profit or loss”.

		12/31/2021		12/31/2020
Derivative financial assets	Underlying Notional Value	Notional Value (in thousand)	Fair Value	Notional Value (in thousand)	Fair Value
Transactions of foreign currency contract without delivery of underlying asset	Dollars	1,270	1,296	1,580	10,916
Total derivatives held for trading		1,270	1,296	1,580	10,916

		12/31/2021		12/31/2020
Derivative financial liabilities	Underlying Notional Value	Notional Value (in thousand)	Fair Value	Notional Value (in thousand)	Fair Value
Transactions of foreign currency contract without delivery of underlying asset	Dollars	870	2,532	1,755	347
Total derivatives held for trading		870	2,532	1,755	347

Derivatives held for trading are generally related to products offered by the Bank to its customers. The Bank shall also take positions expecting to benefit from favorable changes in prices, rates or indexes, i.e. take advantage of the high level of leverage of these contracts to obtain yields, assuming at the same time high market risk. Additionally, they may be held for arbitrage, i.e. to obtain a benefit free of risk for the combination of a derivative product and a portfolio of financial assets, trying to benefit from anomalous situations in the prices of assets in the markets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

6.	REPO TRANSACTIONS

As of December 31, 2021 and 2020, the Bank has agreed-upon repurchase and reverse repurchase transactions of government and private securities, in absolute value, for 31,405,801 and 60,437,446, respectively. Maturity of the agreed-upon transactions as of December 2021 occurred during the month of January 2022. Furthermore, as of December 31, 2020, the securities delivered to guarantee the reverse repurchase transactions total 1,050,173, and are recorded in “Financial assets delivered as guarantee”, while securities received guarantee repurchase transactions as of December 31, 2021 and 2020, total 35,108,699 and 66,925,905, respectively and were recognized as an off balance sheet transaction.

Profit generated by the Bank as a result of its repurchase transactions arranged during the fiscal years ended on December 31, 2021 and 2020, total 8,536,022 and 10,667,631, respectively, and were accounted for in “Interest income” in the consolidated statement of income. In addition, losses generated by the Bank as a result of its reverse repurchase transactions arranged during the fiscal years ended on December 31, 2021 and 2020 total 294,566 and 295,464, respectively, and were recognized in “Interest expense” in the consolidated statement of income.

7.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of December 31, 2021 and 2020 is as follows:

Composition	12/31/2021	12/31/2020
Receivables from spot sales of foreign currency pending settlement	15,467,783	12,740,004
Sundry debtors (see note 11)	10,037,417	11,155,644
Receivables from other spot sales pending settlement	6,879,606	2,599,343
Private securities	2,070,550	913,867
Receivables from spot sales of government securities pending settlement	90,848	836,128
Other	620,106	290,862
Subtotal	35,166,310	28,535,848
Less: Allowances for ECL	(26,448)	(28,569)
Total	35,139,862	28,507,279

Disclosures related to allowance for ECL are detailed in item 8.4.of note 8 “Loss allowance for credit losses on credit exposures not measured at fair value through profit or loss”.

8.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank recognizes a loss allowance for expected credit losses on all credit exposures not measured at fair value through profit or loss, like debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts (not measured at fair value through profit or loss), contract assets and lease receivables.

Exhibit P discloses financial instruments classified as “measured at amortized cost”, “measured at fair value through other comprehensive income” and “measured at fair value through profit or loss”. This classification is made pursuant to what was detailed in note 3.2. Additionally, in note 10 the information related to the valuation process is also explained.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Moreover, considering the temporary exclusion established by BCRA mentioned in note 3 “Applicable accounting standards” the Bank applies the impairment requirements for the recognition and measurement of a loss allowance for financial assets measured at amortized cost or at fair value through other comprehensive income, except for public sector exposures. In addition, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards and checking accounts, letter of credits, which are not recognized in the consolidated statement of financial position.

For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding credit risk of financial assets and items not recognized in the statement of financial position are as follows:

8.1 Loans and other financing measured at amortized cost

According to the nature of the information to be disclosed and the loan characteristics, the Bank groups them as follows:

Composition	12/31/2021	12/31/2020
Loans and other financing	361,992,565	403,541,419
Individual assessment	86,234,118	112,138,243
Collective assessment	275,758,447	291,403,176
Less: Allowance for ECL (1)	(9,631,366)	(15,128,282)
Total	352,361,199	388,413,137

(1) As explained in note 3, ECL are not calculated to public sector exposures.

As explained in note 43.1.3 “Additional Forward-looking allowances based on expert credit judgment”, section “Adjustment for uncertainty in external obligation restructuring”, as of December 31, 2021, the Bank decided to record an adjustment on a forward-looking basis as the Bank estimated an incremental effect in the ECL, in order to cover a macroeconomic scenario derived from the lack of agreement over the debt restructuring between the Federal government and the International Monetary Fund (IMF). As of December 31, 2021, this adjustment amounted to 1,986,000.

In addition and taking into account what is explained in note 43.1.3, section “Covid-19 adjustment”, as of December 31, 2020, the Bank had recorded a special adjustment on a forward-looking basis related to the pandemic of Covid-19, which, as of that date amounted to 5,587,238. At the end of this fiscal year, the “Covid-19 adjustment” was nil.

The following table shows the credit quality and the carrying amount of credit risk, based on the Bank’s credit risk rating system, the probability of default (PD) and the year-end stage classification, taking into account what was mentioned in the previous paragraphs. As of December 31, 2020, several guidelines were included in relation to flexible conditions for credits established by the BCRA to moderate the pandemic effects generated by Covid-19. The amounts are presented gross of the impairment allowances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Internal rating grade	Range PD	12/31/2021
		Stage 1	Stage 2	Stage 3	Total	%
Performing		341,628,847	8,646,681		350,275,528	96.76
High grade	0.00% - 3.50%	287,115,181	829,661		287,944,842	79.54
Standard grade	3.51% - 7.00%	42,527,498	2,513,294		45,040,792	12.44
Sub-standard grade	7.01% - 33.00%	11,986,168	5,303,726		17,289,894	4.78
Past due but not impaired	33.01% - 99.99%	3,163,871	5,254,437		8,418,308	2.33
Impaired	100%			3,298,729	3,298,729	0.91
Total		344,792,718	13,901,118	3,298,729	361,992,565	100
%		95.25	3.84	0.91	100

Internal rating grade	Range PD	12/31/2020
		Stage 1	Stage 2	Stage 3	Total	%
Performing		374,565,887	13,082,584		387,648,471	96.06
High grade	0.00% - 3.50%	307,355,556	53,553		307,409,109	76.18
Standard grade	3.51% - 7.00%	48,166,884	2,798,435		50,965,319	12.63
Sub-standard grade	7.01% - 33.00%	19,043,447	10,230,596		29,274,043	7.25
Past due but not impaired	33.01% - 99.99%	1,198,505	10,121,115		11,319,620	2.81
Impaired	100%			4,573,328	4,573,328	1.13
Total		375,764,392	23,203,699	4,573,328	403,541,419	100
%		93.12	5.75	1.13	100

8.1.1 Loans on an individual assessment

The table below shows the credit quality and the debt balance to credit risk of commercial loans by grade on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 43, “Credit risk” section.

Internal rating grade	Range PD	12/31/2021
		Stage 1	Stage 2	Stage 3	Total	%
Performing		80,734,484	3,579,061		84,313,545	97.77
High grade	0.00% - 3.50%	60,875,079	432,663		61,307,742	71.09
Standard grade	3.51% - 7.00%	16,332,244	1,256,377		17,588,621	20.40
Sub-standard grade	7.01% - 33.00%	3,527,161	1,890,021		5,417,182	6.28
Past due but not impaired	33.01% - 99.99%		1,156,986		1,156,986	1.34
Impaired	100%			763,587	763,587	0.89
	Total	80,734,484	4,736,047	763,587	86,234,118	100
	%	93.62	5.49	0.89	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Internal rating grade	Range PD	12/31/2020
		Stage 1	Stage 2	Stage 3	Total	%
Performing		102,580,832	4,198,605		106,779,437	95.22
High grade	0.00% - 3.50%	97,030,142	1,226		97,031,368	86.53
Standard grade	3.51% - 7.00%	4,139,043	2,195,704		6,334,747	5.65
Sub-standard grade	7.01% - 33.00%	1,411,647	2,001,675		3,413,322	3.04
Past due but not impaired	33.01% - 99.99%	562,499	2,437,581		3,000,080	2.68
Impaired	100%			2,358,726	2,358,726	2.10
Total		103,143,331	6,636,186	2,358,726	112,138,243	100
%		91.98	5.92	2.10	100

An analysis of changes in the gross carrying amount and the corresponding ECL allowances in relation to commercial lending is as follows:

	Stage			Total
	1	2	3
Gross Carrying amount as of January 1, 2021	103,143,331	6,636,186	2,358,726	112,138,243
Assets originated or purchased	102,232,782	4,169,910		106,402,692
Assets derecognized or repaid	(82,480,461)	(3,621,736)	(1,353,170)	(87,455,367)
Transfers to Stage 1	539	(539)
Transfers to Stage 2		131,193	(131,193)
Transfers to Stage 3	(1,034,242)	(166,346)	1,200,588
Amounts Written Off			(922,381)	(922,381)
Monetary effects	(41,127,465)	(2,412,621)	(388,983)	(43,929,069)
As of December 31, 2021	80,734,484	4,736,047	763,587	86,234,118

	Stage			Total
	1	2	3
Gross Carrying amount as of January 1, 2020	193,236,603	6,467,714	2,856,513	202,560,830
Assets originated or purchased	94,241,056	3,644,974		97,886,030
Assets derecognized or repaid	(155,364,844)	(1,399,089)	(1,554,209)	(158,318,142)
Transfers to Stage 1	321,712	(321,712)
Transfers to Stage 2	(571,954)	571,954
Transfers to Stage 3	(2,327,375)	(237,394)	2,564,769
Amounts Written Off			(566,521)	(566,521)
Monetary effects	(26,391,867)	(2,090,261)	(941,826)	(29,423,954)
As of December 31, 2020	103,143,331	6,636,186	2,358,726	112,138,243

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

	Stage			Total
	1	2	3
ECL amount as of January 1, 2021	997,797	1,144,664	1,181,314	3,323,775
Assets originated or purchased	1,776,545	3,302,497		5,079,042
Assets derecognized or repaid	(915,420)	(632,529)	(634,227)	(2,182,176)
Transfers to Stage 1	19	(19)
Transfers to Stage 2		29,267	(29,267)
Transfers to Stage 3	(838,954)	(42,590)	881,544
Amounts Written Off			(455,855)	(455,855)
Monetary effects	(354,150)	(1,289,755)	(325,294)	(1,969,199)
As of December 31, 2021	665,837	2,511,535	618,215	3,795,587

	Stage			Total
	1	2	3
ECL amount as of January 1, 2020	658,755	688,336	1,968,134	3,315,225
Assets originated or purchased	2,288,144	780,922		3,069,066
Assets derecognized or repaid	(497,510)	(24,351)	(1,228,121)	(1,749,982)
Transfers to Stage 1	14,716	(14,716)
Transfers to Stage 2	(1,782)	1,782
Transfers to Stage 3	(1,402,567)	(9,050)	1,411,617
Amounts Written Off			(497,816)	(497,816)
Monetary effects	(61,959)	(278,259)	(472,500)	(812,718)
As of December 31, 2020	997,797	1,144,664	1,181,314	3,323,775

8.1.2 Loans on a collective assessment

The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification based on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 43, “Credit risk” section.

Internal rating grade	Range PD	12/31/2021
		Stage 1	Stage 2	Stage 3	Total	%
Performing		260,894,363	5,067,620		265,961,983	96.45
High grade	0.00% - 3.50%	226,240,102	396,998		226,637,100	82.19
Standard grade	3.51% - 7.00%	26,195,254	1,256,917		27,452,171	9.95
Sub-standard grade	7.01% - 33.00%	8,459,007	3,413,705		11,872,712	4.31
Past due but not impaired	33.01% - 99.99%	3,163,871	4,097,451		7,261,322	2.63
Impaired	100%			2,535,142	2,535,142	0.92
Total		264,058,234	9,165,071	2,535,142	275,758,447	100
%		95.76	3.32	0.92	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

		12/31/2020
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		271,985,055	8,883,979		280,869,034	96.39
High grade	0.00% - 3.50%	210,325,414	52,327		210,377,741	72.19
Standard grade	3.51% - 7.00%	44,027,841	602,731		44,630,572	15.32
Sub-standard grade	7.01% - 33.00%	17,631,800	8,228,921		25,860,721	8.88
Past due but not impaired	33.01% - 99.99%	636,006	7,683,534		8,319,540	2.85
Impaired	100%			2,214,602	2,214,602	0.76
	Total	272,621,061	16,567,513	2,214,602	291,403,176	100
	%	93.55	5.69	0.76	100

An analysis of changes in the gross carrying amount and the corresponding ECL allowances in relation to consumer lending is as follows:

	Stage
	1	2	3	Total
Gross Carrying amount as of January 1, 2021	272,621,061	16,567,513	2,214,602	291,403,176
Assets originated or purchased	256,896,841	6,202,205		263,099,046
Assets derecognized or repaid	(128,432,738)	(7,714,904)	(1,007,500)	(137,155,142)
Transfers to Stage 1	6,462,043	(6,329,347)	(132,696)
Transfers to Stage 2	(5,961,896)	6,039,475	(77,579)
Transfers to Stage 3	(2,859,824)	(646,081)	3,505,905
Amounts Written Off	(151,675)	(284,953)	(676,156)	(1,112,784)
Monetary effects	(134,515,578)	(4,668,837)	(1,291,434)	(140,475,849)
As of December 31, 2021	264,058,234	9,165,071	2,535,142	275,758,447

	Stage
	1	2	3	Total
Gross Carrying amount as of January 1, 2020	230,252,301	26,431,575	5,102,404	261,786,280
Assets originated or purchased	185,295,221	10,360,653		195,655,874
Assets derecognized or repaid	(72,746,260)	(10,998,516)	(1,480,596)	(85,225,372)
Transfers to Stage 1	13,058,221	(12,609,893)	(448,328)
Transfers to Stage 2	(6,782,214)	7,167,245	(385,031)
Transfers to Stage 3	(1,667,645)	(466,819)	2,134,464
Amounts Written Off	(53,800)	(429,463)	(2,080,269)	(2,563,532)
Monetary effects	(74,734,763)	(2,887,269)	(628,042)	(78,250,074)
As of December 31, 2020	272,621,061	16,567,513	2,214,602	291,403,176

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

	Stage
	1	2	3	Total
ECL amount as of January 1, 2021	6,852,256	3,630,791	1,321,460	11,804,507
Assets originated or purchased	3,645,682	705,992		4,351,674,00
Assets derecognized or repaid	(5,712,254)	(1,505,616)	488,664	(6,729,206)
Transfers to Stage 1	1,336,741	(1,254,864)	(81,877)
Transfers to Stage 2	(276,452)	318,086	(41,634)
Transfers to Stage 3	(1,546,988)	(253,808)	1,800,796
Amounts Written Off	(16,482)	(113,290)	(433,748)	(563,520)
Monetary effects	(1,476,150)	(523,577)	(1,027,949)	(3,027,676)
As of December 31, 2021	2,806,353	1,003,714	2,025,712	5,835,779

	Stage
	1	2	3	Total
ECL amount as of January 1, 2020	2,357,693	2,234,009	2,510,996	7,102,698
Assets originated or purchased	6,517,503	2,783,397		9,300,900
Assets derecognized or repaid	483,990	(558,060)	(813,916)	(887,986)
Transfers to Stage 1	1,158,470	(939,811)	(218,659)
Transfers to Stage 2	(113,315)	282,757	(169,442)
Transfers to Stage 3	(1,069,270)	(73,050)	1,142,320
Amounts Written Off	(2,530)	(84,989)	(1,059,754)	(1,147,273)
Monetary effects	(2,480,285)	(13,462)	(70,085)	(2,563,832)
As of December 31, 2020	6,852,256	3,630,791	1,321,460	11,804,507

8.2	Other debt securities at amortized cost

For purchase corporate bonds, PD and LGD parameters calculated for loan exposures of those issuers were used. The corporate bonds’ EAD is considered equal to the debt balance.

For financial trusts at amortized cost, the criteria that was used in the calculation of ECL is based on credit risk ratings given by a credit rating agency for each type of debt securities that compose each financial trust. That is, the factor to be used will vary in relation to the holding debt securities class (A or B). It is assumed that the EAD is equal to the debt balance.

The table below shows the exposures gross of impairment allowances by stage:

	12/31/2021
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	86,487			86,487	32.67
Financial trust	178,204			178,204	67.33
Total	264,691			264,691	100
%	100			100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

	12/31/2020
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	551,451			551,451	68.67
Financial trust	251,607			251,607	31.33
Total	803,058			803,058	100
%	100			100

The related ECL for corporate bonds as of December 31, 2021 and 2020 amounted to 530 and 1,862, respectively. The ECL related to financial trusts as of December 31, 2021 and 2020 amounted to 13 and 165, respectively.

8.3	Government securities at amortized cost or fair value through OCI

This group includes federal government securities, provincial or BCRA instruments measured at amortized cost or fair value through OCI. For these assets, an individual assessment of the related parameters was performed. However, under domestic standards and according to Communiqué “A” 6847, no ECL was calculated for these instruments.

A breakdown of these investments and their characteristics is disclosed in Exhibit A.

8.4	Other financial assets

The table below shows the exposures gross of impairment allowances by stage:

	12/31/2021
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	33,069,312			33,069,312	100
Total	33,069,312			33,069,312	100
%	100			100

	12/31/2020
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	27,593,415			27,593,415	100
Total	27,593,415			27,593,415	100
%	100			100

The ECL related to these types of instruments amounted to 26,448 and 28,569 as of December 31, 2021 and 2020, respectively, including the ECL related to the payments to be collected for the transaction mentioned in note 11.

In exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk”, the ECL movements by portfolio and products are also disclosed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

9.	FINANCIAL ASSETS DELIVERED AS GUARANTEE

The composition of financial assets delivered as guarantee as of December 31, 2021 and 2020 is as follows:

	Carrying amount
Composition	12/31/2021	12/31/2020
For transactions with the BCRA	15,525,187	18,174,500
For guarantee deposits	2,439,070	2,348,447
For securities forward contracts		1,050,173
Total	17,964,257	21,573,120

The Bank’s Management considers there shall be no losses due to the restrictions on the above listed financial assets.

10.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or the most advantageous market) who are duly informed and willing to transact in an orderly and current transaction, at the measurement date under the current market conditions whether the price is directly observable or estimated using a valuation technique under the assumption that the Bank is an ongoing business.

When a financial instrument is quoted in a liquid and active market, its price in the market in a real transaction provides the most reliable evidence of its fair value. Nevertheless, when there is no quoted price in the market or it cannot be an evidence of the fair value of such instrument, in order to determine such fair value, the entities may use the market value of another instrument with similar characteristics, the analysis of discounted cash flows or other applicable techniques, which shall be significantly affected by the assumptions used.

Notwithstanding the above, the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments; any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs which are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

Exhibit P presents the hierarchy in the Bank’s financial asset and liability at fair value measurement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Description of the valuation process

The fair value of instruments categorized as Level 1 was assessed by using quoted prices effective at the end of each fiscal year, in active markets for identical assets or liabilities, if representative. Currently, for most of the government and private securities, there are two principal markets in which the Bank operates: BYMA and MAE. Additionally, in the case of derivatives, both MAE and Mercado a Término de Rosario SA (ROFEX) are deemed active markets.

On the other hand, for certain assets and liabilities that do not have an active market, categorized as Level 2, the Bank used valuation techniques that included the use of market transactions performed under mutual independent terms and conditions, between interested and duly informed parties, provided that they are available as well as references to the current fair value of another instrument being substantially similar, or otherwise the analysis of cash flows discounted at rates built from market information of similar instruments.

In addition, certain assets and liabilities included in this category were valued using price quotes of identical instruments in “less active markets”.

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. To determine the market value of these instruments the Bank used valuation techniques based on own assumptions and independent appraisers’ valuations. For this approach, the Bank mainly used the cash flow discount model.

As of December 31, 2021 and 2020, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

Below is the reconciliation between the amounts at the beginning and at the end of the fiscal year of the financial assets recognized at fair value categorized as level 3:

	As of December 31, 2021
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	571,230	39,515	2,495,310
Transfers to Level 3
Transfers from Level 3
Profit and loss	352,566	1,829	621,774
Recognition and derecognition	502,430	5,135	(22,299)
Monetary effects	(309,473)	(15,458)	(982,780)
Amount at the end of the fiscal year	1,116,753	31,021	2,112,005

	As of December 31, 2020
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	1,674,888	47,266	3,137,452
Transfers to Level 3
Transfers from Level 3
Profit and loss	313,643	14,297	201,766
Recognition and derecognition	(1,194,786)	(9,820)	25,828
Monetary effects	(222,515)	(12,228)	(869,736)
Amount at the end of the fiscal year	571,230	39,515	2,495,310

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Quantitative information about Level 3 fair value measurements

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of substantially all of Level 3 principal assets measured at fair value on a recurring basis for which the Bank uses an internal model (with the exception of the Bank’s holding in Prisma for the reasons described in note 11).

	Fair value of		Significant	Range of inputs
	Level 3 Assets	Valuation	unobservable	12/31/2021
Composition	12/31/2021	technique	inputs	Range of inputs
				Low	High	Unit
Provisional Debt Securities of Financial Trusts	321,674	Income approach (discounted cash flow)	Discount rate in pesos	43.32	46.14		%
Corporate bonds	792,124	Income approach (discounted cash flow)	Discount rate in pesos	26.19	40.99		%

	Fair value of		Significant	Range of inputs
	Level 3 Assets	Valuation	unobservable	12/31/2020
Composition	12/31/2020	technique	inputs	Range of inputs
				Low	High	Unit
Provisional Debt Securities of Financial Trusts	567,676	Income approach (discounted cash flow)	Discount rate in pesos	43.84	47.60		%

The table below describes the effect of changing the significant unobservable inputs to reasonably possible alternatives. Sensitivity data were calculated using a number of techniques including analyzing price dispersion of different price sources, adjusting model inputs to analyze changes within the fair value methodology.

	12/31/2021		12/31/2020
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Provisional Debt Securities of Financial Trusts	154	(152)	679	(663)
Corporate bonds	15,286	(14,091)

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

As December 31, 2021 and 2020, the Bank has not recognized any transfers between levels 1, 2 and 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Financial assets and liabilities not measured at fair value

Next follows a description of the main methods and assumptions used to determine the fair values of financial instruments not recognized at their fair value in these consolidated financial statements:

-	Instruments with fair value similar to the carrying amount: financial assets and liabilities that are liquid or have short-term maturities (less than three months) were deemed to have a fair value similar to the carrying amount.

-	Fixed and variable rate of financial instruments: the fair value of financial assets was recognized discounting future cash flows at current market rates for each fiscal year, for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits and liabilities was assessed discounting future cash flows by using estimated interest rates for deposits or placings with similar maturities to those of the Bank’s portfolio.

-	For public listed assets and liabilities, or those for which the prices are reported by certain renowned pricing providers, the fair value was determined based on such prices.

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of December 31, 2021 and 2020:

	12/31/2021
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	172,332,578	172,332,578			172,332,578
Repo transactions	31,405,801	31,405,801			31,405,801
Other financial assets	33,069,312	33,069,312			33,069,312
Loans and other financing	352,361,199			327,385,535	327,385,535
Other debt securities	24,045,262	22,870,843	649,862	156,143	23,676,848
Financial assets delivered as guarantee	17,964,257	17,964,257			17,964,257
Total	631,178,409	277,642,791	649,862	327,541,678	605,834,331
Financial liabilities
Deposits	588,850,704	333,710,730		254,808,085	588,518,815
Other financial liabilities	67,935,119	66,489,254	1,434,811		67,924,065
Financing received from the BCRA and other financial entities	437,726	396,210	38,375		434,585
Issued corporate bonds	2,990,809		2,632,631		2,632,631
Subordinated corporate bonds	41,974,169		34,459,093		34,459,093
Total	702,188,527	400,596,194	38,564,910	254,808,085	693,969,189

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

	12/31/2020
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	196,175,043	196,175,043			196,175,043
Repo transactions	59,503,764	59,503,764			59,503,764
Other financial assets	27,593,415	27,593,415			27,593,415
Loans and other financing	388,413,137			362,198,537	362,198,537
Other debt securities	46,969,892	15,939,083	33,524,602	223,887	49,687,572
Financial assets delivered as guarantee	20,522,947	20,522,947			20,522,947
Total	739,178,198	319,734,252	33,524,602	362,422,424	715,681,278
Financial liabilities
Deposits	737,714,203	366,882,887		370,411,513	737,294,400
Repo transactions	933,682	933,682			933,682
Other financial liabilities	74,287,265	72,269,553	2,009,484		74,279,037
Financing received from the BCRA and other financial entities	1,387,310	488,858	883,979		1,372,837
Issued corporate bonds	7,436,745		6,220,000		6,220,000
Subordinated corporate bonds	51,773,419		43,929,655		43,929,655
Total	873,532,624	440,574,980	53,043,118	370,411,513	864,029,611

11.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS – PRISMA MEDIOS DE PAGO SA

The composition of equity investment at fair value through profit or loss as of December 31, 2021 and 2020, are detailed in the Exhibit A.

In relation to the Bank’s holding in Prisma Medios de Pago SA, on January 21, 2019, the Bank, together with the other shareholders, accepted a purchase offer made by AI ZENITH (Netherlands) B.V. (a company related to Advent International Corporation) for the acquisition of 1,933,051 common shares of par value Ps.1 each and entitled to one vote, representing 4.6775 % of its share capital, equivalent to 51% of the Bank’s capital stock in such company.

On February 1, 2019, the Bank completed the transfer of such shares for a total purchase price of (in thousands) USD 64,542 out of which the Bank received on the date hereof (in thousands) USD 38,311 and the payment of the balance for an amount of (in thousands) USD 26,231 shall be deferred for 5 years as follows: (i) 30% of such amount in Pesos adjusted by Units of Purchasing Power (UVA, for its acronym in Spanish) at a 15% nominal annual rate; and (ii) 70% in US Dollars at a 10% nominal annual rate. The purchase price is guaranteed by the issuance of notes in favor of the Bank and pledges of the transferred shares.

During July 2019, the process to determine the final selling price of the shares of Prisma Medios de Pago SA (Prisma) was completed and the final price was (in thousands) USD 63,456. The difference arising from a final price lower than the estimated price was deducted from the price balance, therefore there was no need for the Bank to return any amounts received. All other payment conditions were not modified and remain in full force and effect under the terms described in this note.

The amounts receivable, in pesos and US dollars, are recorded in the item “Other financial assets”.

The remaining holding of the Bank in Prisma (equivalent to 49%), is recorded in “Equity instruments at fair value through profit or loss” determined from valuations performed by independent experts, which was adjusted to a lower amount, according to the Memorandums issued by the BCRA. As of December 31, 2021 the valuation was adjusted by Memorandums dated March 12 and 22, 2021 while, as of December 31, 2020, as required by a Memorandum dated April 29, 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

In addition, sellers retained the usufruct (dividends) of the shares sold to be reported by Prisma for the year ended December 31, 2018, which were collected on April 26, 2019, and reserved the possibility to execute a put option for the unsold shares of this transaction (49%) and the buyer has the obligation to buy them, on an specific term established on the agreement, according to specifics conditions. Besides the proportion applicable to the buyer of the dividends to be reported for the following fiscal years –with the buyer’s commitment to voting in favor of the distribution of certain minimum percentages– were used to create a guarantee trust to repay the deferred price amount through the concession by the buyer and Prisma of a usufruct over the economic rights of the shares in favor of such trust, and also a pledge over the transfer shares.

On October 1, 2021, the Bank, together with the other class B Shareholders of Prisma, sent the relevant exercise notice for their option to sell 49% of the capital stock and votes of Prisma, that they still hold, to AI ZENITH (Netherlands) BV. The price of such shares shall be determined pursuant to procedure contractually agreed between the parties and if the parties do not reach an agreement over the final price, they will have the right to go to an arbitral body to the International Chamber of Commerce (ICC) to settle their differences.

12.	BUSINESS COMBINATIONS

On October 1, 2021, the Bank exercised a call option to reach 24.99% of the equity interest in Fintech SGR, being this a structured entity in which the Bank has control (see also note 1 and 3 section “consolidation basis”).

Assets acquired and liabilities assumed

The fair value of the identifiable assets and liabilities of Fintech SGR and the risk fund (“Fondo de Riesgo”), as of the date of acquisition, were as follows (figures stated in terms of purchasing power at the acquisition date):

	Fair value recognized on acquisition
Composition	SGR	Risk fund
Assets	59,361	859,015
Cash and deposits in Banks	250	92,780
Debt Securities at fair value through profit or loss		622,174
Other financial assets	39,571	143,660
Property, plant and equipment	569
Deferred tax assets	3,965
Other non-financial assets	15,006	401
Liabilities	50,195	859,015
Other financial liabilities		851,420
Other non-financial liabilities	50,195	7,595
Net assets acquired at fair value	9,166

The goodwill generated by the acquisition of Fintech SGR comprises the value of expected synergies arising from the acquisition date and amounted to 22,824 (not restated).

The total consideration transferred amounted to 33,488 (not restated) and it was performed through an irrevocable capital contribution made by the Bank in order to increase the capital stock of Fintech SGR, which was approved by the Fintech SGR’s Ordinary and Special Shareholders’ Meeting involving class “A” and class “B”, held on October 18, 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

13.	INVESTMENT IN ASSOCIATES AND JOINT ARRANGEMENTS

13.1 Associates

a)	Macro Warrants SA

The Bank holds an investment in the associate Macro Warrants SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate. In order to measure this investment, the Bank used accounting information of Macro Warrants SA as of September 30, 2021. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between October 1, 2021 and December 31, 2021.

The following table presents the summarized financial information on the Bank’s investment in the associate:

Summarized statement of financial position	12/31/2021	12/31/2020
Total assets	88,898	88,980
Total liabilities	12,608	18,332
Shareholders’ equity	76,290	70,648
Proportional Bank’s interest	5%	5%
Investment carrying amount	3,815	3,532

As of December 31, 2021 and 2020, the investment carrying amount in the net income for the fiscal years amounted to 282 and 1,125, respectively.

b)	Play Digital SA

As explained in note 1, the Bank holds an investment in the associate Play Digital SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate. In order to measure this investment, the Bank used accounting information of Play Digital SA as of September 30, 2021. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between October 1, 2021 and December 31, 2021.

The following table presents the summarized financial information on the Bank’s interest in the associate:

Summarized statement of financial position	12/31/2021	12/31/2020
Total assets	1,863,801	996,013
Total liabilities	157,398	132,254
Shareholders’ equity	1,706,403	863,759
Proportional Bank’s interest	10.0197%	9.9545%
Investment carrying amount	170,976	85,983

As of December 31, 2021 and 2020, the investment carrying amount in the net income for the fiscal years amounted to (75,446) and (121,152), respectively.

13.2	Joint ventures

The Bank participates in the following joint ventures:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

a)	Banco Macro SA – Wordline Argentina SA Unión transitoria

On April 7, 1998, the Bank executed an agreement with Siemens Itron Services SA to organize an joint venture (UTE, for its acronym in Spanish) controlled on a joint basis through a 50% interest, the purpose of which is to facilitate a data processing center for the tax administration, to modernize the systems and tax collection processes of the Province of Salta and manage and recover municipal taxes and fees.

The following table presents the summarized financial information on the Bank’s investment in the UTE:

Summarized statement of financial position	12/31/2021	12/31/2020
Total assets	709,112	584,938
Total liabilities	164,799	148,522
Shareholders’ equity	544,313	436,416
Proportional Bank’s interest	50%	50%
Investment carrying amount	272,157	218,208

As of December 31, 2021 and 2020, the investment carrying amount in the net income for the fiscal years amounted to 174,298 and 112,002, respectively.

b)	Banco Macro SA – Gestiva SA Unión transitoria

On May 4, 2010 and August 15, 2012, the Bank executed with Gestiva SA the Unión Transitoria de Empresas (UTE) agreement to form “Banco Macro SA – Gestiva SA – Unión Transitoria de Empresas”, under joint control, the purpose of which is to render the integral processing and management services of the tax system of the Province of Misiones, the management thereof and tax collection services. The Bank holds a 5% interest in this UTE.

On April 5, 2018, the Bank, the UTE and the tax authorities of the Misiones provincial government entered into an agreement of “termination by mutual agreement” of the adaptation agreement, without implying or modifying the Bank’s rights and obligations as a financial agent of the province for the services provision established in the agreement. On May 31, 2021 and due to abovementioned agreement, this UTE was derecognized. As of December 31, 2020, according to the above-mentioned, the remaining investment amounted to 54.

c)	Finova SA

As explained in note 1, on October 1, 2021, the Bank acquired the 50% of Finova SA. The Bank has common control over this company, as the decisions about the relevant activities require unanimous consent.

The following table presents the summarized financial information on the Bank in this company, which as explained in note 3, section 3.5 “Investment in associates and joint arrangements”, is measured at equity method plus goodwill:

Summarized statement of financial position	12/31/2021
Total assets	38,887
Total liabilities	4,090
Shareholders’ equity	34,797
Proportional Bank’s interest	50%
% on Equity	17,399
Goodwill	25,157
Investment carrying amount	42,556

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

As of December 31, 2021, the investment carrying amount in the net income for the fiscal year amounted to (11,583).

For further information, see exhibit E “Detailed information on interest in other companies” to the consolidated financial statements.

14.	OTHER NON-FINANCIAL ASSETS

The composition of the other non-financial assets as of December 31, 2021 and 2020 is as follows:

Composition	12/31/2021	12/31/2020
Investment property (see Exhibit F)	869,709	1,479,493
Advanced prepayments	830,167	703,696
Tax advances	439,279	912,074
Other	192,468	273,833
Total	2,331,623	3,369,096

15.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of the parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of December 31, 2021 and 2020, amounts balances and profit or loss related to transactions generated with related parties are as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

	As of December 31, 2021
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposit in banks	823								823
Other financial assets							148,936	144,633	293,569
Loans and other financing (3)
Documents								28,541	28,541
Overdraft							80,403	252,937	333,340
Credit cards							71,832	53,974	125,806
Lease								28,726	28,726
Personal loans							1,425		1,425
Mortgage loans							256,599		256,599
Other loans		1,384,921					76,342	1,582,029	3,043,292
Other receivables from financial intermediation					758,325			6,900	765,225
Guarantee granted								1,023,357	1,023,357
Other financial assets							24		24
Total assets	823	1,384,921			758,325		635,561	3,121,097	5,900,727

Liabilities
Deposits	4	1,590,380	163,720	68,597	31	52,839	3,694,741	1,714,309	7,284,621
Financial liabilities at fair value through profit or loss								1,627,311	1,627,311
Other financial liabilities							48,778	249,244	298,022
Subordinated corporate bonds					42,016				42,016
Other non-financial liabilities								15,382	15,382
Total liabilities	4	1,590,380	163,720	68,597	42,047	52,839	3,743,519	3,606,246	9,267,352

Income / (loss)
Interest income		3,573					162,955	1,436,905	1,603,433
Interest expense		(4,212)				(17,334)	(38,381)	(56,014)	(115,941)
Commissions income		21,993	119		29	223	19	100,811	123,194
Commissions expense					(359)		(23)	(176)	(558)
Profit from measurement of financial instruments at fair value through profit or loss					23,456				23,456
Other operating income	4	3,436			6,699			32	10,171
Administrative expense								(240,291)	(240,291)
Other operating expense								(74,419)	(74,419)
Total Income / (loss)	4	24,790	119		29,825	(17,111)	124,570	1,166,848	1,329,045

(1)	These transactions are eliminated during the consolidation process.

(2)	Includes close family members of the key management personnel.

(3)	The maximum financing amount for loans and other financing as of December 31, 2021 for Macro Securities SA, Fintech SGR, Key management personnel and other related parties amounted to 1,396,568, 758,325, 716,466 and 6,115,273, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

	As of December 31, 2020
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposit in banks	1,017							1,017
Repo transaction		1,158,305						1,158,305
Other financial assets						71	152	223
Loans and other financing (3)
Documents							2,306	2,306
Overdraft						49,439	613,454	662,893
Credit cards						68,404	16,608	85,012
Lease		1,561					7,884	9,445
Personal loans						17,586		17,586
Mortgage loans						127,052		127,052
Other loans		1,074,368					574,316	1,648,684
Guarantee granted							1,255,383	1,255,383
Total assets	1,017	2,234,234				262,552	2,470,103	4,967,906

Liabilities
Deposits	11	1,013,452	197,151	86,001	65,417	4,335,052	2,303,192	8,000,276
Other financial liabilities		23,570				17,813,438	18,673	17,855,681
Other non-financial liabilities							17,242	17,242
Total liabilities	11	1,037,022	197,151	86,001	65,417	22,148,490	2,339,107	25,873,199

Income / (loss)
Interest income		70,971				99,640	950,684	1,121,295
Interest expense		(946)			(13,379)	(1,348,611)	(1,113,217)	(2,476,153)
Commissions income		16,207	463		134	234	92,959	109,997
Commissions expense						(204)	(355)	(559)
Profit from measurement of financial instruments at fair value through profit or loss							26,960	26,960
Other operating income	6			2			35	43
Allowance for loan losses		(10,394)						(10,394)
Administrative expense							(252,403)	(252,403)
Other operating expense							(115,864)	(115,864)
Total Income / (loss)	6	75,838	463	2	(13,245)	(1,248,941)	(411,201)	(1,597,078)

(1)	These transactions are eliminated during the consolidation process.

(2)	Includes close family members of the key management personnel.

(3)	The maximum financing amount for loans and other financing as of December 31, 2020 for Macro Securities SA, Key management personnel and other related parties amounted to 1,079,213, 1,505,410 and 7,054,028, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Transactions generated by the Bank with its related parties for transactions arranged within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of December 31, 2021 and 2020, totaled 580,907 and 488,739, respectively.

In addition, fees received by the Directors as of December 31, 2021 and 2020 amounted to 1,143,538 and 2,572,243, respectively.

Additionally, the composition of the Board of Directors and key management personnel of the Bank and its subsidiaries is as follows:

Composition	12/31/2021	12/31/2020
Board of Directors	22	22
Senior managers of the key management personnel	12	11
Total	34	33

16.	OTHER FINANCIAL LIABILITIES

The composition of the other financial liabilities as of December 31, 2021 and 2020 is as follows:

Composition	12/31/2021	12/31/2020
Credit and debit card settlement - due to merchants	33,045,879	25,967,336
Amounts payable for spot purchases of foreign currency pending settlement	15,511,801	12,754,523
Amounts payable for other spot purchases pending settlement	7,072,321	23,406,227
Payment orders pending to foreign exchange settlement	2,974,408	4,638,594
Collections and other transactions on account and behalf of others	2,431,762	2,133,627
Amounts payable for spot purchases of government securities pending settlement	1,622,800	634,787
Finance leases liabilities (see note 17)	1,420,172	1,774,360
Other	3,855,976	2,977,811
Total	67,935,119	74,287,265

17.	LEASES

17.1 The Bank as a lessee

The Bank has lease contracts mainly for real properties recognized in the item “Property, plant and equipment”. Generally, the Bank is restricted from assigning or subleasing the leased assets.

As of December 31, 2021 and 2020, the carrying amount of assets recognized for the right-of-use assets identified in the lease contracts, depreciation expense for the fiscal year and the additions to right-of-use assets are disclosed in Exhibit F to these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Set out below are the carrying amounts of lease liabilities and the movements during the fiscal year:

Movements	2021	2020
At the beginning of the fiscal year	1,774,360	1,884,261
Additions	493,879	574,879
Accretion of interest (see note 29)	218,729	272,881
Difference in foreign currency	223,436	440,760
Payments	(517,552)	(550,473)
Monetary effects	(772,680)	(847,948)
At the end of the fiscal year (see note 16)	1,420,172	1,774,360

The short term leases were recognized as expense for an amount of 7,985 and 8,553 for the years ended December 31, 2021 and 2020, respectively.

The table below shows the maturity of the lease liabilities as of December 31, 2021 and 2020:

Lease liabilities	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Balances as of 12/31/2021	60,516	105,346	144,584	244,990	555,436	369,565	495,171	864,736
Balances as of 12/31/2020	69,633	126,067	163,216	268,776	627,692	377,839	768,829	1,146,668

17.2 The Bank as a lessor

The Bank, as lessor, entered into financial lease contracts, under the usual characteristics of this kind of transactions, without there being any issues that may differentiate them in any aspect from those performed in the Argentine financial market in general. The lease contracts in force do not represent significant balances with respect to the total financing granted by the Bank.

The following table shows the reconciliation between the total gross investment of financial leases and the current value of the minimum payment receivables for such leases:

	12/31/2021		12/31/2020
	Current value of minimum payments	Total gross Investment	Current value of minimum payments	Total gross investment
Up to 1 year	230,863	111,891	154,384	121,369
From 1 to 5 years	550,935	366,099	89,494	57,591
Total	781,798	477,990	243,878	178,960

Income for non-accrued interests amounted to 303,808 and 64,918, for the years ended December 31, 2021 and 2020, respectively.

18.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions, as of December 31, 2021 and 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

The expected terms to settle these obligations are as follows:

	12/31/2021
Composition	Within 12 months	Over 12 months	12/31/2021	12/31/2020
For administrative, disciplinary and criminal penalties		500	500	1,084
Letters of credits, guarantees and other commitments (1)	341,104		341,104	25,972
Commercial claims in progress (2)	21,060	296,477	317,537	1,040,165
Labor lawsuits	105,238	110,156	215,394	343,771
Pension funds - reimbursement	41,857	64,403	106,260	134,112
Other	5,525	655,256	660,781	423,965
Total	514,784	1,126,792	1,641,576	1,969,069

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in note 4.

(2)	See also note 41.2.

In the opinion of the Bank’s Management and its legal counsel, there are no other significant effects other than those disclosed in these consolidated financial statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

19.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of December 31, 2021 and 2020 is as follows:

Composition	12/31/2021	12/31/2020
Dividends payables (see note 32)	26,580,415	25,026,108
Withholdings	7,023,603	6,243,685
Salaries, bonuses and payroll taxes payables	6,583,231	7,410,900
Taxes payables	3,215,214	2,699,423
Miscellaneous payables	1,899,490	2,153,568
Retirement pension payment orders pending settlement	423,020	618,157
Fees payables	311,457	760,216
Other	1,554,722	909,244
Total	47,591,152	45,821,301

20.	EMPLOYEE BENEFITS PAYABLE

The table below presents the amounts of employee benefits payable as of December 31, 2021 and 2020:

Short-term employee benefits	12/31/2021	12/31/2020
Vacation accrual	3,360,908	3,447,365
Salaries, bonuses and payroll taxes payables	3,222,323	3,963,535
Total short-term employee benefits	6,583,231	7,410,900

The Bank has not long-term employee benefits or post-employment benefits as of December 31, 2021 and 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

21.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of December 31, 2021 and 2020:

12/31/2021	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	172,332,578
Debt securities at fair value through profit or loss		783,370	756,971	10,357,698	9,787,383	21,685,422	5,798,105	4,923,061	10,721,166
Derivative financial instruments				1,296		1,296
Repo transactions		31,405,801				31,405,801
Other financial assets	3,811,287	25,776,429	57,475	625,612		26,459,516		4,869,059	4,869,059
Loans and other financing (1)	164,200	129,802,709	30,763,020	32,942,359	37,944,889	231,452,977	39,829,260	80,914,762	120,744,022
Other debt securities		141,029,735	444,745	52,811,663	44,771,631	239,057,774	42,859,452	4,062,592	46,922,044
Financial assets delivered as guarantee	17,964,257
Equity instruments at fair value through profit or loss	2,179,495
Total assets	196,451,817	328,798,044	32,022,211	96,738,628	92,503,903	550,062,786	88,486,817	94,769,474	183,256,291

Liabilities
Deposits	327,703,243	205,289,249	49,423,975	5,938,761	464,047	261,116,032	31,001	428	31,429
Liabilities at fair value through profit or loss		1,627,732				1,627,732
Derivative financial instruments				2,532		2,532
Other financial liabilities		65,888,617	175,894	173,628	456,842	66,694,981	742,686	497,452	1,240,138
Financing received from the BCRA and other financial institutions		235,215	179,590	11,699	6,120	432,624	5,102		5,102
Issued corporate bonds				2,990,809		2,990,809
Subordinated corporate bonds				915,269		915,269		41,058,900	41,058,900
Total liabilities	327,703,243	273,040,813	49,779,459	10,032,698	927,009	333,779,979	778,789	41,556,780	42,335,569

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

12/31/2020	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	196,175,043
Debt securities at fair value through profit or loss		26,305,483	17,021,155	136,858	35,821,001	79,284,497	1,295,526	2,411,410	3,706,936
Derivative financial instruments		1,671	9,245			10,916
Repo transactions		59,503,764				59,503,764
Other financial assets	3,065,088	18,648,343	68,427	407,403		19,124,173		6,318,018	6,318,018
Loans and other financing (1)	944,815	134,232,026	36,121,369	48,365,761	50,078,802	268,797,958	41,990,230	76,680,134	118,670,364
Other debt securities		201,142,775	4,214,996	26,464,835	49,255,891	281,078,497	30,649,793	3,925,474	34,575,267
Financial assets delivered as guarantee	20,522,947	1,050,173				1,050,173
Equity instruments at fair value through profit or loss	2,510,186
Total assets	223,218,079	440,884,235	57,435,192	75,374,857	135,155,694	708,849,978	73,935,549	89,335,036	163,270,585

Liabilities
Deposits	359,817,176	301,296,470	65,224,108	7,707,731	3,636,383	377,864,692	31,014	1,321	32,335
Derivative financial instruments		63	284			347
Repo transactions		933,682				933,682
Other financial liabilities		72,260,943	198,545	185,113	470,150	73,114,751	396,631	775,883	1,172,514
Financing received from the BCRA and other financial institutions		632,533	292,910	294,918	108,728	1,329,089	50,520	7,701	58,221
Issued corporate bonds		256,491		3,591,321		3,847,812	3,588,933		3,588,933
Subordinated corporate bonds				969,484		969,484		50,803,935	50,803,935
Total liabilities	359,817,176	375,380,182	65,715,847	12,748,567	4,215,261	458,059,857	4,067,098	51,588,840	55,655,938

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

22.	DISCLOSURES BY OPERATING SEGMENT

For management purposes the Bank’s Management has determined that it has only one operating segment related to the banking business. In this sense, the Bank supervises the operating segment income (loss) for the fiscal year in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured on a consistent basis with the profit or loss in the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

23.	INCOME TAX

a)	Inflation adjustment on income tax

Tax Reform Law 27430, amended by Laws 27468 and 27541, established the following, regarding inflation adjustment on income tax for the fiscal years beginning on January 1, 2018.

i)	Such adjustment will be applicable in the fiscal year in which the variation of the IPC is higher than 100% for the thirty-six months before the end of the tax period.
ii)	Regarding the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal years of application, respectively.
iii)	The positive or negative inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning on January 1, 2018, shall be allocated one third in the fiscal year for which the adjustment is calculated and the remaining two thirds in equal parts in the following two immediate fiscal years.
iv)	The positive or negative inflation adjustment, corresponding to the first and second fiscal years beginning on January 1, 2019, shall be allocated one sixth to the fiscal year in which the adjustment is determined and the remaining five sixth in the following immediate fiscal years.
v)	For fiscal years beginning on January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of December 31, 2021 and 2020, all the conditions established by the income tax Law to practice the inflation adjustment are met and the current and deferred income tax was recognized, including the effects of the application of the inflation adjustment on income taxes established by Law (see section “Tax inflation adjustment – Fiscal years 2019 and 2020” of this note).

b)	Income tax rate

Law No. 27541 suspended, up to fiscal years beginning on or after January 1, 2021, the income tax rate reduction that had established Law No. 27430, setting up for the suspended period a rate of 30%. On June 16, 2021, through Decree No. 387/2021, Law No. 27630 was issued. This law established for fiscal years beginning on or after January 1, 2021, a progressive tax rates scheme of 25%, 30% and 35% which will be applied, on a progressively basis, to the taxable accumulated net profit at the end of each fiscal year.

c)	The main items of deferred income tax:

Composition	12/31/2021	12/31/2020
Deferred tax assets
Loans and other financing	2,628,650	2,612,279
Provisions and employee benefits	1,094,454	892,236
Allowances for contingencies	459,249	551,200
Leases	175,719	160,220
Unused inflation adjustment in accordance with income tax law	111,908	169,255
Other	285,949	244,174
Total deferred tax assets	4,755,929	4,629,364

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Composition	12/31/2021	12/31/2020
Deferred tax liabilities
Property, plant and equipment and other non-financial assets	5,645,093	10,341,362
Intangible assets	2,932,739	2,079,409
Profit or loss for forward sale	932,601	772,396
Investments in other companies	670,522	596,340
Other	219,231	240,583
Total deferred tax liabilities	10,400,186	14,030,090
Net deferred tax liabilities	5,644,257	9,400,726

In the consolidated financial statements, tax assets (current and deferred) of an entity of the Group shall not be offset with the tax liabilities (current and deferred) of another entity of the Group because they correspond to income tax applicable to different taxpayers and also they are not legally entitled before the tax authority to pay or receive only one amount to settle the net position.

Changes in net deferred tax assets and liabilities as of December 31, 2021 and 2020 are summarized as follows:

Composition	12/31/2021	12/31/2020
Net deferred tax liabilities at beginning of the fiscal year	9,400,726	244,921
Profit / (Loss) for deferred taxes recognized in the statement of income	3,756,469	(9,155,805)
Net deferred tax liabilities at fiscal year end	5,644,257	9,400,726

The income tax recognized in the statement of income and in the statement of other comprehensive income differs from the income tax to be recognized if all income were subject to the current tax rate.

The main items of income tax expense in the consolidated financial statements are as follows:

Composition	12/31/2021	12/31/2020
Current income tax expense (1)	4,058,744	6,644,341
(Profit) / Loss for deferred taxes	(3,756,469)	9,155,805
Monetary effects	1,360,291	2,675,843
Income tax loss recorded in the statement of income	1,662,566	18,475,989
Income tax loss recorded in other comprehensive income	1,206,740	260,234
Total	2,869,306	18,736,223

(1)  See section “Tax inflation adjustment – Fiscal years 2019 and 2020” of this note.

The table below shows the reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Composition	12/31/2021	12/31/2020
Income carrying amount before income tax	28,785,809	55,258,227
Applicable income tax rate	35%	30%
Income tax on income carrying amount	10,075,033	16,577,468
Net permanent differences and other tax effects including the fiscal inflation adjustment	(8,412,467)	1,898,521
Total income tax	1,662,566	18,475,989

As of December 31, 2021 and 2020, the effective income tax rate is 5.8% and 33.4%, respectively. During fiscal year 2021, the effective income tax rate was affected by the inflation adjustment determined for accounting and income tax purposes, both current and deferred.

Tax inflation adjustment – Fiscal years 2019 and 2020

As decided by the Board of Directors in the meeting held on May 11, 2020, considering certain case law on the matter assessed by its legal counsel and tax advisors, on May 26 of that year, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of this note). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on July 23, 2021, the Bank filed a reimbursement action with the AFIP requesting that 254,305 (not restated) paid as income tax for the 2020 tax period be reimbursed.

As to the tax periods mentioned in previous paragraphs, on November 1, 2021, the AFIP notified the beginning of an income tax audit.

Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Contentious Court for the periods under analysis. The file 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the file 22278/2021, for the fiscal year 2020, is in process in Court No. 1.

Reimbursement actions – Fiscal years 2013 to 2017 and 2018

On October 24, 2019, Banco Macro SA filed with the AFIP-DGI (Argentine tax authorities) two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during tax periods 2013 through 2017 and 2018, respectively, arising from the impossibility to apply the adjustment for inflation and other adjustment mechanisms set forth by Income Tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for periods 2013 through 2017, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). Since tax authorities have not yet issued a resolution with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020). Both cases are currently at the trial stage.

In connection with the tax periods mentioned in the previous paragraph, on December 19, 2019, the AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 through 2017. On October 4, 2021, the AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and that the admission of reimbursement is subject to a court decision.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

24.	COMMISSIONS INCOME

Composition	12/31/2021	12/31/2020
Performance obligations satisfied at a point in time
Commissions related to obligations	20,369,277	19,612,373
Commissions related to credit cards	12,113,679	12,694,972
Commissions related to insurance	2,284,875	2,417,088
Commissions related to trading and foreign exchange transactions	873,649	810,199
Commissions related to securities value	758,342	821,854
Commissions related to loans and other financing	165,704	277,319
Commissions related to financial guarantees granted	5,917	1,749

Performance obligations satisfied over certain time period
Commissions related to credit cards	367,771	645,960
Commissions related to trading and foreign exchange transactions	38,860	63,245
Commissions related to loans and other financing	4,814	1,104
Commissions related to obligations	1,092	1,272
Commissions related to financial guarantees granted	95	1
Total	36,984,075	37,347,136

25.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Composition	12/31/2021	12/31/2020
Translation of foreign currency assets and liabilities into pesos	4,098,869	4,947,500
Income from foreign currency exchange	548,817	1,436,864
Total	4,647,686	6,384,364

26.	OTHER OPERATING INCOME

Composition	12/31/2021	12/31/2020
Services	4,309,708	4,336,634
Adjustments and interest from other receivables	1,114,137	1,090,511
Other receivables from financial intermediation	941,365	768,668
Adjustments from other receivables with CER clauses	349,644	265,857
Sale of investment properties and other non-financial assets	39,076
Sale of property, plant and equipment	4,703	11,723
For derecognition or substantial modification of financial liabilities		345,630
Other	1,070,471	1,286,188
Total	7,829,104	8,105,211

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

27.	EMPLOYEE BENEFITS

Composition	12/31/2021	12/31/2020
Remunerations	28,021,686	29,701,654
Payroll taxes	6,465,594	6,660,723
Compensations and bonuses to employees	3,907,569	2,943,381
Employee services	1,086,375	842,609
Total	39,481,224	40,148,367

28.	ADMINISTRATIVE EXPENSES

Composition	12/31/2021	12/31/2020
Maintenance, conservation and repair expenses	3,317,353	3,426,740
Taxes	2,928,553	2,799,149
Armored truck, documentation and events	2,900,775	3,085,192
Security services	2,039,237	2,135,251
Electricity and communications	2,032,559	2,307,975
Other fees	1,703,123	1,340,859
Software	1,593,483	1,611,687
Advertising and publicity	872,629	651,902
Fees to directors and syndics	781,557	2,450,162
Insurance	271,659	257,538
Representation, travel and transportation expenses	241,322	193,655
Stationery and office supplies	126,078	137,824
Leases	116,677	137,185
Hired administrative services	18,775	4,930
Other	1,148,137	1,406,666
Total	20,091,917	21,946,715

29.	OTHER OPERATING EXPENSES

Composition	12/31/2021	12/31/2020
Turnover tax	18,066,915	16,989,091
From credit cards	7,689,184	6,873,317
Charges for other provisions	1,623,026	1,693,389
Deposit guarantee fund contributions	1,041,703	1,116,398
Taxes	472,923	814,772
Interest on lease liabilities (see note 17)	218,729	272,881
Insurance claims	89,574	95,229
Loss from sale or impairment of investments in properties and other non-financial assets	71,949	199,819
From administrative, disciplinary and criminal penalties	41,631
Donations	29,514	254,411
Other	4,852,039	2,587,268
Total	34,197,187	30,896,575

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

30.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the fiscal year. For the preparation of the statement of cash flows, the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders’ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the statement of financial position:

Reconciliation	12/31/2021	12/31/2020	12/31/2019
Cash and deposits in banks	172,332,578	196,175,043	206,890,307
Debt Securities at fair value through profit or loss	4,860
Other debt securities	137,080,714	201,079,212	95,371,666
Loans and other financing	513,750	635,049	615,400
Total	309,931,902	397,889,304	302,877,373

31.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of December 31, 2021, amounted to 639,413. Since December 31, 2018, the Bank’s capital stock has changed as follows:

	Capital stock issued and paid- in	Issued outstanding	In treasury
As of December 31, 2018	669,663	640,715	28,948
Own shares acquired (1)		(1,317)	1,317
Capital stock decrease (2)	(30,265)		(30,265)
Capital stock increase (3)	15	15
As of December 31, 2021, 2020 and 2019	639,413	639,413

(1)	Related to the repurchase of the Bank’s own shares under the programs established by the Bank’s Board of Directors on August 8, 2018, October 17, 2018 and December 20, 2018 for the purpose of reducing share price fluctuations, minimizing possible temporary imbalances between market supply and demand.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

The Program dated on August 8, 2018, established, that the maximum amount of the investment amounted to 5,000,000 and the maximum numbers of shares to be acquired were equivalent to 5% of the capital stock. At the end of this program the Bank had acquired 21,463,005 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 11,693,676 (nominal value: 3,113,925).

The Program dated on October 17, 2018, established the start over of the repurchase of the Bank’s own shares, with the pending use of funds of the abovementioned Program, already expired. At the end of this program, the Bank had acquired 6,774,019 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 3,330,531 (nominal value: 995,786).

The Program dated on December 20, 2018, established that the maximum amount of the investment amounted to 900,000 and the maximum numbers of shares to be acquired were equivalent to 1% of the capital stock. At the end of this program the Bank had acquired 2,028,251 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 942,641 (nominal value: 298,196) of which, as of December 31, 2018 were settled 711,386 common shares for an amount of 310,908 (nominal value: 98,353), and in January 2019 were settled 1,316,865 common shares for an amount of 631,733 (nominal value: 199,843).

(2)	Related to capital stock decrease approved by the Shareholders’ Meeting of Banco Macro SA held on April 30, 2019 for an amount of 30,265, equivalent to 30,265,275 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote, equivalent to all the own shares acquired on that date. On August 14, 2019 the Bank was notified that the capital stock decrease was registered at the Public Registry of Commerce.

(3)	Related to the capital stock increase through the issuance of 15,662 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote, approved by Shareholders’ Meeting mentioned in (2), due to the merger effects between Banco Macro SA and Banco del Tucumán SA. On October 29, 2019 the Bank was notified that the capital stock increase was registered at the Public Registry of Commerce.

32.	EARNINGS PER SHARE - DIVIDENDS

Basic earnings per share were calculated by dividing net profit attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the fiscal year.

To determine the weighted average number of common shares outstanding during the fiscal year, the Bank used the number of common shares outstanding at the beginning of the fiscal year adjusted, if applicable, by the number of common shares bought back or issued during the fiscal year multiplied by the number of days that the shares were outstanding in the fiscal year. Note 31 provides a breakdown of the changes in the Bank’s capital stock.

The calculation of basic earnings per share is disclosed in the table of Earnings per share included in the consolidated statement of income. See additionally note 42.

Dividends paid and proposed

The Shareholders’ Meeting held on April 30, 2020, resolved to distribute cash dividends for 12,788,268 (not restated), which considering the number of shares outstanding at the date of such resolution, represented 20 pesos per share (not restated). During 2020 and 2021, the BCRA issued Communiqués that suspended the payment of earnings distributions, being the last one the Communiqué “A” 7312, which suspended the payment of earnings distributions up to December 31, 2021. As a consequence of the abovementioned suspensions, the Shareholders’ Meeting held on October 21, 2020, resolved to distribute a supplementary cash dividend which will be calculated by multiplying the dividend of 20 pesos per share already approved by the Shareholders’ Meeting held on April, 30 2020, by the coefficient obtained after dividing the most recent CPI published by the INDEC and informed by such entity to the date on which the BCRA issues its authorization for the payment, by the CPI for the month of April 2020. The aggregate amount to be distributed for this purpose may not exceed the amount of 3,791,722 (not restated).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

The Shareholders’ Meeting held on April 30, 2021, resolved to distribute cash dividends or dividends in kind, in this case, measured at market value, or any combination of both alternatives for an amount of 10,000,426 (not restated) which considering the number of shares outstanding at the date of such resolution, represented 15.64 pesos per share (not restated), subject to prior authorization of the BCRA, which as mentioned in the previous paragraph, was suspended until December 31, 2021.

On December 16, 2021, the BCRA issued Communiqué “A” 7421, which established as follows: (i) from January 1, 2022, through December 31, 2022, financial institutions will be allowed to distribute up to 20% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, and (ii) financial institutions that have the BCRA’s authorization for the earnings distributions have to perform it in 12 equal, monthly and consecutive installments. For further information see also note 42 together with the earnings distribution proposal.

33.	DEPOSIT GUARANTEE INSURANCE

Law No. 24485 and Decree No. 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Law. The abovementioned legislation also provided for the incorporation of Sedesa with the exclusive purpose of managing the Deposit Guarantee Fund (DGF). Sedesa was incorporated in August 1995.

Banco Macro SA holds an 8.4180% interest in the capital stock of Sedesa according to the percentages disclosed by BCRA Communiqué “B” 12152 on April 14, 2021.

All deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine from time to time shall be subject to the abovementioned Deposit Guarantee Insurance System up to the amount of 1,500 which must meet the requirements provided for in Presidential Decree 540/1995 and other requirements that the regulatory authority may determine from time to time. On the other hand, the BCRA provided from the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

34.	RESTRICTED ASSETS

As of December 31, 2021 and 2020, the following Bank’s assets are restricted:

Composition	12/31/2021	12/31/2020
Debt securities at fair value through profit or loss and other debt securities
• Discount bonds in pesos regulated by Argentine legislation, maturing in 2033 for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV.	48,691	49,699
• Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023 as of December 31, 2021 and Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing in 2021, as of December 31, 2020, securing the sectorial Credit Program of the Province of San Juan, production investment financing fund.	44,650	92,346
• Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023 as of December 31, 2021 and Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing in 2021, as of December 31, 2020, securing the regional economies Competitiveness Program – IDB loan No. 3174/OC-AR.	18,050	59,423

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Composition (contd.)	12/31/2021	12/31/2020
Debt securities at fair value through profit or loss and other debt securities (contd.)
• Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023 as of December 31, 2021 and Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing in 2021 as of December 31, 2020, for the contribution to the Guarantee Fund II in BYMA according to section 45, Law 26831, and supplementary regulations established by CNV standards (NT 2013, as amended).	7,980	4,818
• Discount bonds in pesos regulated by Argentine legislation, maturing in 2033 and used as security in favor of Sedesa (1).		221,067
• Federal Government Treasury letters at discount in pesos maturity 01/29/2021 as of December 31, 2020, securing the transaction of MAE Futuro Garantizado CPC2.		29,585
Subtotal debt securities at fair value through profit or loss and other debt securities	119,371	456,938

Other financial assets
• Mutual fund shares for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/13, as amended, of the CNV.	150,746	155,850
• Sundry debtors – Other.	5,027	17,296
• Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for turnover tax differences.	827	1,248
Subtotal Other financial assets	156,600	174,394

Loans and other financing – non-financial private sector and foreign residents
• Interests derived from contributions made as protector partner (2).	762,500	392,448
Subtotal loans and other financing	762,500	392,448

Financial assets delivered as a guarantee
• Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	15,525,187	18,174,500
• Guarantee deposits related to credit and debit card transactions.	1,877,095	1,989,212
• Other guarantee deposits.	561,975	359,235
• For securities forward contracts.		1,050,173
Subtotal Financial assets delivered as a guarantee	17,964,257	21,573,120

Other non-financial assets
• Real property related to a call option sold.	77,739	326,668
Subtotal other non-financial assets	77,739	326,668
Total	19,080,467	22,923,568

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021. As the Bank paid such obligations on August 12, 2021, as of the date of issuance of these consolidated financial statements, the pledge over the discount bonds in pesos regulated by Argentine legislation was lifted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

(2)	As of December 31, 2021 and 2020 it is related to the risk fund Fintech SGR and Garantizar SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

35.	TRUST ACTIVITIES

The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

35.1	Financial trusts for investment purposes

Debt securities include mainly prepayments towards the placement price of provisional trust securities of the financial trusts under public and private offerings (Red Surcos and Secubono). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation. If after making the best efforts, such trust securities cannot be placed, the Bank will retain the definitive trust securities.

In addition, the Bank’s portfolio is completed with financial trusts for investment purposes, trust securities of definitive financial trusts in public and private offering (Secubono, Accicom, Red Surcos and Confibono) and certificates of participation (Arfintech).

As of December 31, 2021 and 2020, debt securities and certificates of participation in financial trusts for investment, amounted to 530,899 and 858,799, respectively.

According to the latest accounting information available as of the date of issuance of these consolidated financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

35.2	Trusts created using financial assets transferred by the Bank (securitization)

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. Through this way the funds that were originally used by the Bank to finance the loans are obtained earlier.

As of December 31, 2021 and 2020, considering the latest available accounting information as of the date of issuance of these consolidated financial statements, the assets managed through Macro Fiducia SA (subsidiary) of this type of trusts amounted to 9,604 and 10,024, respectively.

35.3	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's non-compliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send such cash to the Bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no non-compliance or delays by the debtor in the obligations assumed with the beneficiary, the trustee shall not execute the guarantee and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.

As of December 31, 2021 and 2020, considering the latest available accounting information as of the date of issuance of these consolidated financial statements, the assets managed by the Bank amounted to 2,023,925 and 3,111,878, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

35.4	Trusts in which the Bank acts as trustee (management)

The Bank, through its subsidiaries, performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of December 31, 2021 and 2020, considering the latest available accounting information as of the date of issuance of these consolidated financial statements, the assets managed by the Bank amounted to 12,162,079 and 14,016,687, respectively.

36.	COMPLIANCE WITH CNV REGULATIONS

36.1 Compliance with CNV standards to act in the different agent categories defined by the CNV:

36.1.1 Operations of Banco Macro SA

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution No. 622/2013, as amended), the Bank is registered with this agency as agent for the custody of collective investment products of mutual funds (AC PIC FCI, for their acronyms in Spanish) – Comprehensive Depositary company, clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish), financial trustee agent (FF, for its acronym in Spanish) and Guarantee Entity (in the process of being registered).

Additionally, the Bank’s shareholders’ equity as of December 31, 2021 stated in UVAs amounted to 2,446,605,764 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 1,420,350 UVAs as of that date, and the minimum required statutory guarantee account of 710,175 UVAs, which the Bank paid-in with government securities as described in note 34 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

36.1.2 Operations of Macro Securities SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such Company is registered under the following categories: clearing and settlement agent, trading agent, comprehensive trading agent and mutual investment funds placement and distribution agent (ALyC, AN – comprehensive and ACyD FCI).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Additionally, the shareholders’ equity of such Company as of December 31, 2021 stated in UVAs amounted to 32,504,900 and exceeds the minimum amount required by such regulation, amounting to 470,350 UVAs and the minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares. Moreover, the agents “ACyD FCI” are required to have a minimum Shareholder’s equity up to 2,500.

36.1.3 Operations of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such Company is registered as agent for the Administration of Collective Investment Products of Mutual Funds.

Additionally, the shareholders’ equity of this Company as of December 31, 2021 stated in UVAs amounted to 9,285,586 and exceeds the minimum amount required by such regulation, amounting to 150,000 UVAs plus 20,000 UVAs per each additional mutual fund it manages. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares.

36.1.4 Operations of Macro Fiducia SA

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution 622/2013, as amended, issued by such agency, such Company is registered as financial trustee agent and non-financial trustee agent.

Additionally, the shareholders’ equity of such Company as of December 31, 2021 stated in UVAs amounted to 1,014,494, and exceeds the minimum amount required by General Resolution No. 795 established in 950,000 UVAs. The minimum statutory guarantee account requires a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares. The CNV through General Resolution No. 825, decided that 50% of the amounts required as of December 31, 2021, shall be credited and the Shareholders’ equity may not be less than 6,000.

36.2 Documents in custody

As a general policy, the Bank delivers for custody to third parties the documentary support of its aged accounting and management operations, i.e. those whose date is prior to the last fiscal year-end, except for the Inventory Book, in which aging is deemed to include those with a date prior to the three fiscal years ended. In compliance with CNV General Resolution No. 629 requirements, the Bank has placed (i) the Inventory Books for fiscal years ended up to and including December 31, 2017, and (ii) certain documentation supporting the economic transactions for fiscal years ended up to and including December 31, 2017, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at Avenida Circunvalación Agustín Tosco with no number, Colectora Sur, between Puente San Carlos and Puente 60 blocks, Province of Córdoba and Avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51.200, Pilar, Province of Buenos Aires).

In addition, the documentary support on a digital format is protected on the Bank’s servers.

36.3 As depositary of mutual funds

As of December 31, 2021 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Funds	Number of shares	Equity
Argenfunds Abierto Pymes	3,168,302,605	8,675,711
Argenfunds Ahorro Pesos	66,995,181	872,631
Argenfunds Infraestructura	858,675,481	857,988
Argenfunds Liquidez	3,940,492,382	8,590,718
Argenfunds Renta Argentina	8,106,459	37,950
Argenfunds Renta Balanceada	807,408,546	5,061,751
Argenfunds Renta Capital	20,493,019	2,148,921
Argenfunds Renta Crecimiento	14,134,207	1,461,947
Argenfunds Renta Dinámica	23,460,944,957	744,151
Argenfunds Renta Fija	242,496,051	4,730,857
Argenfunds Renta Flexible	161,003,528	692,335
Argenfunds Renta Global	8,983,257	45,317
Argenfunds Renta Mixta	4,049,362,869	3,061,155
Argenfunds Renta Mixta Plus	564,307	48,574
Argenfunds Renta Pesos	89,790,878	860,997
Argenfunds Renta Total	835,174,866	1,205,078
Argenfunds Renta Variable	272,791,751	7,910
Argenfunds Retorno Absoluto	506,170,325	1,393,096
Pionero Acciones	12,998,068	689,401
Pionero Ahorro Dólares	3,587,847	333,078
Pionero Argentina Bicentenario	420,913,940	1,486,064
Pionero Capital	3,413,461,192	4,225,566
Pionero Empresas FCI Abierto Pymes	213,452,663	1,585,130
Pionero FF	65,976,460	1,471,886
Pionero Gestión	874,454,508	1,432,488
Pionero Pesos	690,082,565	8,178,818
Pionero Pesos Plus	10,380,464,214	74,019,764
Pionero Renta	135,185,699	10,062,687
Pionero Renta Ahorro	338,899,266	9,133,082
Pionero Renta Ahorro Plus	629,066,050	3,468,304
Pionero Renta Balanceado	100,000	100
Pionero Renta Estratégico	713,762,763	3,067,481
Pionero Renta Fija Dólares	2,851,516	218,292
Pionero Renta Mixta I	46,868,574	290,280

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

37.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for December 2021 are listed below, indicating the amounts as of month-end of the related items:

Items	Banco Macro SA
Cash and deposits in banks
Amounts in BCRA accounts	106,641,108

Other debt securities

Liquidity letters of Central Bank of Argentina computable for the minimum cash requirements	48,373,222

Government securities computable for the minimum cash requirements	21,570,101

Financial assets delivered as guarantee

Special guarantee accounts with the BCRA	15,525,187

Total	192,109,618

38.	PENALTIES APPLIED TO THE ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

BCRA Communiqué “A” 5689, as supplemented and amended, requires financial institutions to disclose in their financial statements certain information regarding summaries and penalties received from certain regulatory authorities, regardless of the amounts involved and the final conclusions of each case.

There follows a description of the situation of Banco Macro SA as of December 31, 2021:

Summary proceedings filed by the BCRA

Financial summary proceedings: No. 1496 dated 02/24/2016.

Reason: control observations over subsidiaries. Penalty amount: 30,608 (not restated).

Proceeding filed against: Banco Macro SA and the Members of the Board of Directors (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito and Emanuel Antonio Alvarez Agis).

Status: On 04/07/2016, the Bank filed the defenses and evidence on the BCRA. On 05/18/2016 the Bank requested on behalf of Mr. Delfín Jorge Ezequiel Carballo the resolution of the motion for lack of standing to be sued. On 09/09/2020, the BCRA filed Resolution No. 132/20 (notified on 02/22/2021) which acquitted Delfín Jorge Ezequiel Carballo and imposed a fine to the Bank and other responsible directors. On 03/01/2021 the Bank paid the fines. On 03/15/2021 the Bank filed a direct appeal against such resolution to the BCRA, which will be decided at Courtroom I of the Federal Civil and Commercial Court of Appeals (CNACAF, for its acronym in Spanish), where resolution is pending. The fine imposed to Mr. Jorge Horacio Brito was abrogated due to his passing. On 12/03/2021, the BCRA answered the notice of the direct appeal, requesting the dismissal. At the same date the CNACAF decided to include the process into the agreement to issue a sentence. However, on 12/27/2021 and before ruling, the Court delivered a new official letter to the BCRA, in which it has to submit the entirety administrative file in paper format. To the date, the BCRA has not complied with the request.

Criminal foreign exchange summary proceedings: No. 7642 dated 10/18/2021.

Reason: Supposed non-compliance with article 1 incs. e) and f) of the Criminal Foreign Exchange Regime (TO by Decree No. 480/95), together with points 5, 9 15 and 18 of BCRA Communiqué “A” 6770, and points 1.2 and 5.3 of the BCRA Communiqué “A” 6844.

Responsibles: Banco Macro SA, Foreign Exchange Team Leader (Alfredo Muscari), head of Foreign Exchange and Banking Operations manager (Eduardo Roque Covello) and Compliance manager (Gustavo Emilio Pessagno).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Status: On 12/29/2021, Banco Macro SA and the natural persons subject to summary proceedings filed their joint defenses, offering evidence and requesting an acquittal. Such filing established that: (i) the crime charged in the summary proceedings is inadmissible and inappropriate; ii) the Criminal Foreign Exchange System is unconstitutional; iii) the infringements charged are barred by the statute of limitations; iv) the charge is null because it was filed by the director of the SEFyC (Financial Institutions and Foreign Exchange Regulatory Agency); v) the accusation made by the BCRA lacks the minimum requirements for the criminal charge to be valid; vi) there are no arguments or evidence proving a criminal behavior by Banco Macro SA’s staff; therefore, this would be an objective charge; vii) the parties charged have not participated in the events under investigation, and viii) the infringements under investigation are atypical from the objective and subjective perspectives.

Penalties imposed by the Financial Information Unit (UIF)

File: No. 62/2009 dated 01/16/2009.

Reason: observations on the purchase of foreign currency from April 2006 through August 2007. Penalty amount: 718 (not restated).

Penalty imposed on: Banco Macro SA and those in charge of anti-money laundering regulation compliance (Juan Pablo Brito Devoto and Luis Carlos Cerolini).

Status: the UIF passed Resolution No. 72/2011 on 06/09/2011, imposing fines to those responsible. After successive remedies filed by the Bank, part of the fines were dismissed in relation to statute-barred periods, and the decision became final on 06/25/2019. On 04/27/2021 UIF, in compliance with what was ruled by Courtroom IV and Courtroom III of CNACAF, filed Resolution No. 028 and readjusted the imposed fine for an amount of 502 (not restated) which was paid by the Bank on 07/07/2021. This file is closed.

File: No. 248/2014 (UIF Note Presidency 245/2013 11/26/2013) dated 07/30/2014.

Reason: alleged deficiencies in preparing certain “Reports on suspicious transactions (ROS)” due to cases of infringement detected in certain customer files. Penalty amount: 330 (not restated).

Penalty imposed on: Banco Macro SA, the members of the Board and those in charge of anti-money laundering regulation compliance (Luis Carlos Cerolini –both as Compliance Officer and Director- and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Emanuel Antonio Alvarez Agis, Marcos Brito and Rafael Magnanini, as Directors of Banco Macro SA).

Status: on 12/26/2016 the UIF passed Resolution No. 164/16 imposing fines on those responsible and issuing a favorable decision on the plea of lack of capacity to be sued lodged by Messrs. Carballo and Magnanini. Against such resolution, the Bank and the individuals liable filed direct appeals, which will be decided at Room III of the CNACAF. Such appeals were dismissed through a final sentence dated 07/18/2019. On 08/15/2019, the Bank filed a federal extraordinary appeal which was dismissed through resolution dated 09/26/2019. On 10/03/2019 the Bank filed an appeal before Argentine Supreme Court (CSJN, for its acronym in Spanish), which is still pending resolution.

Additionally, there are pending summary proceedings before the CNV and the UIF, as described below:

File: No. 1480/2011 (CNV Resolution No. 17529) dated 09/26/2014.

Reason: potential non-compliance with the obligation to inform a “Significant Event”. Penalty amount: 500 (not restated).

Persons subject to summary proceedings: Banco Macro SA, the members of the Board, the regular members of the Statutory Audit Committee and the person/s responsible for market relations (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Daniel Hugo Violatti, Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner).

Status: on 10/28/2014 the Bank and the persons involved filed their defenses offering evidence and requesting their acquittal. On 08/03/2015 the term to produce evidence was closed and on 08/19/2015 the defendants lodged their memorials. On 03/04/2021, the Board of Directors of the CNV filed a resolution dismissing the nullity and imposing a fine to the Bank jointly and severally with its Directors at the moment when the facts where investigated. Against such resolution, on 05/03/2021 a direct appeal was filed. As of the date of issuance of these consolidated financial statements, the appeal is pending to be filed to CNACAF.

File: 2577/2014 (CNV Resolution No. 18863) dated 07/20/2017.

Reason: potential non-compliance with the provisions of section 59, Law 19550, and paragraph 1, Chapter 6 section 19 of Article IV, of Chapter II of CNV Rules (as revised in 2013 and, as amended) in force at the time of the issues under analysis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Persons subject to summary proceedings: Banco Macro SA, in its capacity as custody agent of collective investment products of mutual funds, regular directors and regular members of the Statutory Audit Committee (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Federico Pastrana, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito, Emmanuel Antonio Alvarez Agis, Alejandro Almarza, Carlos Javier Piazza and Vivian Haydee Stenghele).

Status: On 05/22/2019, the CNV (Argentine Securities Commission) issued Resolution No. 80/2019, whereby a warning penalty was imposed on the persons subject to the summary proceedings (except for Delfín J.E. Carballo and Federico Pastrana, as to whom the lack of capacity to be sued was sustained). On 06/07/2019, the Bank, its directors and statutory auditors filed a direct remedy requesting the abrogation of the penalty. The file was submitted to the CNACAF Courtroom II, which issued the resolution for the commencement of proceedings on 19/09/2019. The CNV has answered the notice of the direct appeals filed by the Bank and Argenfunds. On 02/12/2021 the file was submitted for issuance of a final decision. On 08/25/2021, the Courtroom II filed a final decision abrogating the penalty imposed to Banco Macro SA and Mr. Jorge Horacio Brito, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito, Emmanuel Álvarez Agis, Alejandro Almarza, Carlos Javier Piazza and Vivian Haydee Stenghele. Such decision is final; therefore this file is ended.

File: No. 137/2015 (UIF Resolution No. 136/2017) dated 12/19/2017.

Reason: alleged breach to the contents of the Code of Procedure applicable to Anti-money Laundering and Terrorism Financing as Settlement and Clearing Agent at the time of an inspection of the CNV and to the Internal Audit Process referred to in its capacity as comprehensive settlement and clearing agent (UIF Resolution No. 229/2011, as amended).

Persons subject to summary proceedings: Banco Macro SA, members of the Management Body during the period that is the subject matter of these summary proceedings (Jorge Horacio Brito, Jorge Pablo Brito, Juan Pablo Brito Devoto, Constanza Brito, Marcos Brito, Delfín Jorge Ezequiel Carballo, Delfín Federico Ezequiel Carballo, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emmanuel Antonio Alvarez Agis, Nicolás Alejandro Todesca, Carlos Alberto Giovanelli, José Alfredo Sanchez, Martín Estanislao Gorosito, Roberto Julio Eilbaum, Mario Luis Vicens, Nelson Damián Pozzoli, Luis María Blaquier, Ariel Marcelo Sigal, Alejandro Eduardo Fargosi, Juan Martin Monge Varela and Luis Cerolini in his double capacity as Compliance Officer and member of the Management Body).

Status: on 04/23/2019, UIF passed Resolution No. 41, whereby it imposed fines to those liable. On 05/15/2019 the imposed fines were paid and on 06/12/2019, the Bank, its Board of Directors and its statutory audits filed a direct appeal against such resolution, requesting a repeal of the penalty imposed. Such appeal is in process at CNACAF. The file was submitted to Courtroom V of CNACAF that received the proceedings on 06/21/2019. On 05/11/2021, Courtroom V of the CNACAF issued a sentence dismissing the direct appeal filed by the Banco Macro SA and against that on 05/26/2021, this Bank filed a federal extraordinary appeal. On 12/09/2021 the CNACAF decided to allow the imposed Extraordinary appeal, on 12/10/2021, ordered that the case file be submitted to the CSJN, which took place on 12/30/2021, and the case file was received by the latter on 02/03/2022. As of the date of issuance of these consolidated financial statements, the CSJN had not issued a decision on the appeal filed.

File: No. 1208/2014 (UIF Resolution No. 13/2016) dated 1/15/2016.

Reason: alleged failure to comply with Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Marcos Brito and Emmanuel Antonio Álvarez Agis.

Status: on 05/17/2018 UIF passed resolution No. 13/2016, whereby it filed the summary proceedings related to observations over an overall inspection performed by the BCRA. On 06/15/2018, the liable parties filed their defenses. On 07/02/2018, the UIF sustained the lack of capacity to be sued of Delfín Jorge Ezequiel Carballo, discarding his responsibility in this summary proceeding. On 01/08/2021 UIF filed Resolution No. 80 which imposed a fine to the Bank and the other liable parties. On 01/26/2021 through BCRA account, the fine was paid for an amount of 60 (not restated). On 03/02/2021, against such resolution a direct appeal to CNACAF was deducted. The proceedings will be decided at Room IV of such jurisdiction. On 05/05/2021, the UIF become a party to the case file and answered the notice served of the direct appeal imposed by the responsibles. On 08/12/2021, the CNACAF dismissed the direct appeal filed by the Bank. On 08/27/2021 a Federal extraordinary appeal against such decision was filed. On 10/04/2021, the CNACAF dismissed the extraordinary appeal filed, where it was held that there was no federal grievance and no manifest arbitrariness in the resolution. On 10/18/2021 Banco Macro SA filed a petition for the denied extraordinary appeal to CSJN. The petition file has not been resolved by the CSJN.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

File: No. 379/2015 (UIF Resolution No. 96/2019) dated 09/17/2019.

Reason: alleged failure to comply with Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emanuel Antonio Alvarez Agis, Constanza Brito and Luis Carlos Cerolini.

Status: On 10/02/2019, Banco Macro SA and the liable individuals were notified about the initiation of the proceedings. On 10/31/2019, the Bank and the individuals subject to summary proceedings filed their defense. On 01/07/2020, the party hearing the summary proceedings considered the defense filed and deferred the motion to dismiss for lack of capacity to be sued and statute of limitations upon issuing an opinion about the substance of the case. The administrative terms were suspended due to the social and preventive lockdown declared in the country due to the Covid-19 pandemic (DNU 297/2020), up to and including 11/29/2020. On 11/30/2020, terms were resumed (DNU 876/2020). On 03/02/2021, the passing of Mr. Jorge Horacio Brito was informed and the lapse of the action against him was requested. In addition, as part of the BCRA summary proceedings styled “File No. 100889/15 – Banco Macro SA, Summary Proceedings No. 1496”, Resolution No. 2020-132-E-GDEBCRA-SEFYC#BCRA was issued, whereby penalties were imposed on Banco Macro SA and the parties subject to those proceedings, currently pending before the CNACAF, Courtroom I (File No. 3784/2021). The transactions for which the parties are investigated have already been subject to penalties in the abovementioned BCRA summary proceedings; therefore, there cannot be simultaneous penalties based on the same subject matter. As a result, a request was made to prevent the application of all types of penalties to the parties subject to the summary proceedings. On 04/22/2021, the judge in charge of the summary proceedings informed that the pleas filed will be resolved in the final ruling; therefore, the brief will be added to the case file without analyzing the issue, expecting the issuance of a resolution. On 05/26/2021, it was advised that the terms of the summary proceedings pending with the UIF would be suspended from 05/26/2021, up to and including 05/28/2021. On 08/18/2021, it was resolved to set the case for the production of evidence and to summon all the parties involved to give testimony as parties subject to the summary proceedings. As of the date of issuance of the these consolidated financial statements, the case is still in trial stage.

Although the penalties described above do not involve material amounts, as of the date of issuance of these consolidated financial statements, the total amount of monetary penalties received, pending payment due to any appeal lodged by the Bank, amounts to 500 and was recognized according to the BCRA Communiqués “A” 5689 and 5940, as amended and supplemented.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned judicial proceedings.

39.	CORPORATE BONDS ISSUANCE

The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value			Residual face value as of 12/31/2021		12/31/2021	12/31/2020
Subordinated Resettable – Class A	U$S	400,000,000	(1)	U$S	400,000,000	41,974,169	51,773,419
Non-subordinated – Class B		$4,620,570,000	(2)		$2,889,191,000	2,990,809	3,669,124
Non-subordinated – Class C		$3,207,500,000	(3)				3,767,621
Total						44,964,978	59,210,164

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

(1)	On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies or power units, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General and Special Shareholder’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars). Finally, on October 20, 2021 due to a Board of Director resolution, the Bank required from the CNV a five- years extension of the abovementioned program, which was approved by the Regulator through a note issued on December 15, 2021.

On November 4, 2016, under the abovementioned Global Program, Banco Macro SA issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date was November 4, 2021.

As of the date of issuance of these consolidated financial statements, the reset rate was established until the maturity date at 6.643% as a result of the benchmark reset rate plus 546.3 basis points, according to the abovementioned terms and conditions. As the Bank had not exercised the option to fully redeem the issuance on the reset date and under the conditions established in the pricing supplement, it was established up to maturity.

On the other hand, it could be fully redeem, not partially, and only for tax or regulatory purpose. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

(2)	On May 8, 2017, under the Global Program mentioned in item a.1), Banco Macro SA issued non-subordinated simple corporate bonds Class B not convertible into shares, at a fixed rate of 17.50%, fully amortizable upon maturity (May 8, 2022) for a face value of pesos 4,620,570,000 equivalent to USD 300,000,000 (three hundred million US dollars), under the terms and conditions set forth in the price supplement dated April 21, 2017. Interest is paid semiannually on November 8 and May 8 of every year, beginning on November 8, 2017.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

On October 17, 2018 and October 16, 2019, the Board of Directors decided to pay off these corporate bonds for a face value of pesos 1,229,518,000 and pesos 501,861,000, respectively, equivalent to the amount of purchases made as of those dates.

(3)	On April 9, 2018, under the Global Program mentioned in item a.1), Banco Macro SA issued non-subordinated simple corporate bonds Class C, for a face value of pesos 3,207,500,000, at an annual variable rate equivalent to the sum of (i) Badlar private rate applicable for the related accrued period; plus (ii) an applicable margin of 3.5% p.a., fully amortizable upon maturity (April 9, 2021). Interest will be paid quarterly for the periods due on July 9, October 9, January 9 and April 9 of every year, beginning on July 9, 2018.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

In addition, on October 16, 2019 and January 29, 2020, the Board of Directors decided to pay off these corporate bonds for a face value of pesos 750,500,000 and pesos 44,000,000, respectively.

On April 9, 2021, the Bank cancelled the total principal and interest for a face value of 2,413,000,000.

The Shareholder´s Meeting held on April 27, 2018, resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds for, in face values, from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, as determined by the Board of Directors in due time.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

40.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 4, the Bank maintains different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of December 31, 2021 and 2020, is as follows:

Composition	12/31/2021	12/31/2020
Custody of government and private securities and other assets held by third parties	388,814,394	278,378,506
Preferred and other collaterals received from customers (1)	120,488,512	127,507,767
Outstanding checks not yet paid	11,148,089	11,375,202
Checks already deposited and pending clearance	8,109,217	5,764,262

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

41.	TAX AND OTHER CLAIMS

41.1.	Tax claims

The AFIP and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

a)	AFIP’s challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years from June 30, 1995, through June 30, 1999, and for the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended from December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	The AFIP’s ex-officio undocumented expenses determinations for the periods February, April, May 2015 and from July 2015 through January 2018, both included of date April 19, 2021. On October 5, 2021, the Bank filed an appeal to the Federal Tax Court which is in process in Courtroom B, Office 6, under file 2021-96970075.

c)	Ex-officio turnover tax determinations in progress and/or adjustments, as a withholding agent and over municipal fees, pending resolution by the tax authorities of certain jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

41.2.	Other claims

In addition, before merging with and into the Bank, Banco Privado de Inversiones SA (BPI) had a pending class action styled “Adecua v. Banco Privado de Inversiones on ordinary proceedings”, File No. 19073/2007, pending with Commercial Court No. 3 in and for the CABA, Clerk’s Office No. 5, whereby it was required to reimburse to its clients the life insurance amounts overcharged to amounts payable as well as to reduce the amounts charged in this regard in the future; this legal proceeding was concluded upon the abovementioned merger because BPI complied in full with the terms of the court-approved agreement reached with Adecua before answering the complaint. However, in March 2013, when BPI had already been merged with and into the Bank, the trial court resolved to amend the terms of the agreement and ordered the reimbursement of amounts of money to a larger number of clients as compared to the number arising from the terms approved by the court in due time. Such resolution was appealed by the Bank as BPI’s surviving company. The appeal was dismissed by the Court of Appeals, which abrogated both the trial court decision and the court-approved agreement, thus ordering the Bank to answer the complaint. This gave rise to the filing of an extraordinary appeal against such decision as well as the subsequent filing of a complaint for the extraordinary appeal denied. On May 5, 2021, the Bank was notified of the dismissal of the complaint appeal, ordering the return of the main process to the CNACAF for continuing with the proceedings, who also submitted them to the trial court, which received them on 09/27/2021 and were requested as effectum vivendi in proceedings “Estado Nacional – Ministerio Producción de la Nación c/ Asociación de Defensa de los Consumidores y Usuarios de la R.A y otros s/Ordinario” (File No. 6757/2013), in which the Bank is not a party, by the commercial court, clerk’s office No. 11. As of the date of issuance of these consolidated financial statements, resolution is still pending.

Moreover, the Bank is subject to three class actions initiated by consumers’ associations for the same purpose, all of them currently pending with Commercial Court No. 7 in and for the CABA, Clerk’s Office No. 13: a) Adecua v, Banco Macro on ordinary proceedings, File No. 20495/2007; b) Damnificados Financieros Asociación Civil Para Su Defensa et al v, Banco Macro on summary proceedings, File No. 37729/2007; c) Unión de Usuarios y Consumidores v. Nuevo Banco Bisel on ordinary proceedings, File No. 44704/2008. Regarding the actions mentioned in a) and b), on February 1, 2021, an agreement was reached and filed for court approval. On such agreement, the Bank assumed to reimburse to its clients and former clients under the agreement, the 75% (seventy five percent) of the difference between the premium collected for life insurance over the debt balance of several products, and the amount that results from applying 2.45 per thousand on the assured amounts for the period between May 2, 2004, and July 31, 2011, both dates included, plus interest at the current rate of Banco de la Nación Argentina until the final approval of the agreement. On March 16, 2021, the agreement was approved by the Court. In November 2021, the Bank’s obligations generated from this agreement were totally fulfilled.

There are also other class actions initiated by consumer protection associations in relation to the collection of certain commissions and/or financial charges or practices and certain withholdings made by the Bank to individuals as CABA stamp tax withholding agent.

Furthermore, in another case the Bank was challenged for charging credit card users until December 2014 a commission for “purchase limit excess” that consisted of a percentage over the purchase limit excess amount. It was styled “User and Consumer Union et. al v. Banco Macro SA on summary proceedings” [Unión de Usuarios y Consumidores y otro c/ Banco Macro SA s/ Sumarísimo], file No. 31958/2010, pending with Commercial Court No. 1 in and for the CABA, Clerk’s Office No 1. On 03/15/2019 a court order was passed against the Bank from a trial court that ordered the reimbursement for all the collected amounts plus VAT and interest. Although this court decision was appealed, the Bank understands that there is a low probability that a favorable ruling be obtained from the trial court, as the Bank became aware of that the Court of Appeals approved related actions against other two banks, an agreement was reached and filed for court approval on 11/03/2020. On such agreement, the Bank agreed to reimburse to credit card users for the period from August 2007 to December 2014, the amounts collected over the abovementioned concepts items plus VAT over such commissions and interest calculated at the average current rate for Documents transactions in force at Banco de la Nación Argentina. On August 26, 2020, the agreement was approved by the judge. In November 2021, the Bank’s obligations, generated on this agreement, were totally fulfilled.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

42.	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)	According to BCRA regulations, 20% of Banco Macro SA income for the year, without including Other comprehensive income, for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal retained earnings.

b)	Through Communiqué “A” 6464, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met, such as no records of financial assistance from the BCRA due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met. In addition, the earnings distribution approved by the Shareholders’ Meeting of the Bank could only be formalized once the Superintendence of Financial and Foreign Exchange Institutions approved it.

In addition, profits may only be distributed to the extent that the financial institution has positive results, after deducting, on a non-accounting basis, from retained earnings and the optional reserves for the future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from of the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendence of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Additionally, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, for which a normative reserve was created, and its balance as of December 31, 2021 was 10,987,095 (nominal value: 3,475,669).

As of December 31, 2021, the related adjustments to be made on unappropriated retained earnings of Banco Macro SA are as follows:

i.	Other comprehensive income amounted to 266,270.

ii.	The positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost for 1,707,237.

The Bank must verify that, after completion of the earning distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1(Con1) ordinary capital, net of deductible items (CDCOn1).

Additionally to what was previously mentioned, and according to BCRA Communiqué “A” 7312, the earning distribution was suspended up to December 31, 2021. In accordance with BCRA Communiqué “A” 7424, effective since January 1 and up to December 31, 2022, financial institutions will be allowed to distribute their earnings up to 20% of the amount that would have been distributed if the “Earnings distributions” rules had been applied. Since January 2022, financial institutions that have the BCRA authorization for earnings distributions have to perform it in 12 equal, monthly and consecutive installments.

c)	Pursuant to CNV General Resolution No. 622, the Shareholders’ Meeting in charge of analyzing the annual financial statements will be required to decide on the application of the Bank’s retained earnings, such as the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of earnings reserves additional to the legal earnings retained or a combination of any of these applications.

In compliance with the abovementioned the General Regular and Extraordinary Shareholders’ Meeting of Banco Macro SA held on April 30, 2021 and taking into account that at the end of the fiscal year ended December 31, 2020, the Bank had negative unappropriated retained earnings for 50,602,847 and personal property tax on business corporation for 311,944, decided to apply them as follows (figures stated in terms of purchasing power as of December 31, 2020):

a)            30,268,993 to the net income for the fiscal year 2020;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

b)            442 to the voluntary reserve; and

c)            20,645,356 to the voluntary reserve for future distributions of earnings.

In addition, the abovementioned Shareholders’ Meeting resolved to distribute cash dividends which is described in note 32.

43.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

As financial institution, the activities of Banco Macro SA are governed by Financial Entities Law No. 21,526, as supplemented, and the regulations issued by the BCRA. Moreover, the Bank adheres to the good banking practices included in the Financial Entities Corporate Governance Guidelines, as supplemented of the BCRA.

The Bank publicly trades its shares on the Buenos Aires Stock Exchange (BCBA, for its acronym in Spanish) and, thus, it is subject to the regulations issued by the CNV.

Through General Resolution No. 797/19, the CNV established the minimum contents of the Corporate Governance Code, adding notions of good corporate governance to corporate management as guidelines or recommendations that seek to provide transparency thereto. The CNV annually requires the issuance of a report in which financial institutions have to explain how the recommendations are implemented or to explain the reasons why it decided not to adopt the good practices described in such resolution. The Bank annually publishes a document called Corporate Governance Explanatory Report together with the Annual Report to the Shareholders for the fiscal year, required by regulations, which is available on the Bank’s website and on that of such enforcement agency.

This regulation reinforces the notions contained in Capital Markets Law establishing principles such as “full disclosure”, “transparency”, “efficiency”, “public investor protection”, “equal footing between investors” and “protection of the stability of financial entities and financial intermediaries”.

On the other hand, as the Bank lists its shares on the NYSE, qualifying as a foreign private issuer, it is required to comply with certain corporate governance standards as established in section 303A of the NYSE’s Listed Company Manual, as amended.

The main guidelines under the BCRA standards contemplated in the revised text “Financial Entities Corporate Governance Guidelines”, as supplemented, are as follows:

•      Ownership structure

As of December 31, 2021, the Bank’s shareholders are:

Full name / corporate name	Participating Interest	Voting Interest
Fideicomiso de Garantía JHB BMA (1)	17.28	19.65
Carballo Delfín Jorge Ezequiel	17.47	19.19
ANSES FGS Law No. 26425	28.80	26.91
Grouped shareholders (Local Stock Exchanges)	10.36	9.87
Grouped shareholders (Foreign stock exchanges)	26.09	24.38

(1)	As of the date of issuance of these consolidated financial statements and due to the passing of Mr. Jorge Horacio Brito on November 20, 2020 and as a testamentary disposition, his shares were transferred, ad referendum of BCRA, to Fideicomiso de Garantía JHB BMA, which the beneficiaries are his forced heirs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

•      Board of Directors and Senior Management

The Bank’s Board of Directors is currently made up of 13 regular members. Members are renewed by thirds and the appointed Directors remain in office for three fiscal years. Directors are selected and appointed by the Shareholders’ Meeting. Once elected, the BCRA must confirm the designation of the Directors, expressly authorizing them to accept the designation, pursuant to the terms as to experience and knowledge, contained in the rules CREFI 2-Creation, Operation and Expansion –XV- Financial Entities Authorities.

Name	Position
Delfín Jorge Ezequiel Carballo	Chairperson
Jorge Pablo Brito	Vice chairperson
Carlos Alberto Giovanelli	Director
Nelson Damián Pozzoli	Director
Fabian Alejandro De Paul (1)	Director
Constanza Brito	Director
Sebastián Palla (1)	Director
Mario Luis Vicens (1)	Director
Delfín Federico Ezequiel Carballo	Director
Marcos Brito	Director
Ramiro Tosi (1)(2)	Director
Mariano Ignacio Elizondo (1)	Director
Guillermo Merediz (1)(2)	Director
Juan Santiago Fraschina (1)(2)	Alternate director
Alan Whamond (1)	Alternate director

(1)  Independent directors.

(2)  Designated by Anses-Fgs.

Directors should be morally suitable, experienced and knowledgeable in the banking business and meet the requirements established in the effective regulations, issued by the BCRA. Compliance with these requirements is assessed when the Shareholders’ Meeting appoints the directors and on a regular basis during their term of office.

At present, six Directors are independent, pursuant to the provisions of the CNV rules and regulations and the provisions of the Financial Entities Corporate Governance Guidelines issued by the BCRA.

Senior Management is directed by a General Manager appointed by the Board and also includes officers reporting directly to the general manager, forming the Senior Management, as well as officers of four staff areas reporting directly to the Board. Members are detailed below:

Name	Position
Gustavo Alejandro Manriquez	CEO
Gerardo Adrian Álvarez	Human resources and administration manager
Alberto Figueroa	Internal audit manager
Ernesto López	Legal manager
Ana María Magdalena Marcet	Credit risk manager
Juan Domingo Mazzon	Government and Management control manager
Ernesto Eduardo Medina	System manager
Brian Anthony	Commercial banking manager
Francisco Muro	Distribution and sales manager

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Name (contd.)	Position
Jorge Francisco Scarinci	CFO
Agustín Devoto	Investment banking manager
Adrian Mariano Scosceria	Corporate banking manager

•      Committees

The corporate by-laws state that the Board of Directors may establish the Committees that it deems appropriate for the business of the Bank, as well as appoint their members. The Bank currently features the following Committees:

Committee	Functions
CNV Audit / SEC	They are established in Capital Markets Law, as supplemented.
Internal Audit	Overseeing the proper operation of the internal control systems defined at the Bank through a periodic assessment thereof and contributing to improving the effectiveness of internal controls.
Risk Management	It is in charge of monitoring Senior Management’s activities involving the management of credit, market, liquidity, operational, compliance and reputation risks, among others. It advises the Board of Directors on the Bank’s risks.
Assets and Liabilities	Setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, management of market, liquidity, interest rate and currency risks.
IT	Overseeing the proper operation of the information technology environment and contributing to improving the effectiveness thereof.
Credit	Approving credit transactions based on credit capacity.
Legal Recovery	Engaged in defining payment arrangements exceeding the predetermined parameters, as well as reclassifying portfolio to be subject to legal proceedings or accounting derecognitions
Personnel Incentives	Ensuring the financial incentives for personnel system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank.
Ethics and Compliance	Ensuring the Bank has the proper means to promote correct decision-making and compliance with internal and external regulations.
Corporate Governance and Designations	The Committee’s duties include those related to the process of renewing and replacing Senior Management members and the succession plans. It is also in charge of applying the Corporate Governance Code at the Bank and at its subsidiaries.
Anti-money Laundering of assets and terrorism financing	Planning and coordinating compliance with the policies established by the Board of Directors on the matter.
Financial Services User Protection	The duties of this Committee include those related to ensure the existence and maintenance of a financial services user protection process and a customer service system.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

•	Code of ethics

The Bank has established a Code of Ethics for directors and senior management, expecting that their members act according to the highest standards of personal and professional integrity in all aspects of their activities; to comply with the applicable law, to discourage reproachable behaviors and to comply with the Bank’s Code of Conduct and other policies and procedures governing employee conduct. This Code of ethics is supplemental to the Bank’s Code of Conduct.

•	Code of Conduct

The Entity promotes a work environment where responsibility, execution, commitment, results, loyalty, honesty, good communication and teamwork are encouraged.

The goal is to base daily relationships on mutual respect, trust and cordial and simple behavior between coworkers and bosses as well as with suppliers and customers, developing all the activities with the highest ethical working and personal principles.

In that direction, the Code of Conduct is intended to establish the principles and values that all Bank members must comply. The trust provided by shareholders, customers and the general public depends to a large extent on compliance with these principles.

•	Ethical line

According to ethical behavior standards, an Ethical line or a report channel was implemented for the Bank and its subsidiaries, Macro Securities SA, Macro Fondos SGFCI SA, Macro Fiducia SA, Argenpay SAU and Fintech SGR, which is managed by an external third party, ensuring compliance with anonymity and confidentiality principles.

Reports are received by the Ethical and Compliance Committee, which becomes aware of them, as well as the resolution of cases, following the protocols.

Branches

As of the date of issuance of these consolidated financial statements, the Bank has 466 branches throughout the entire country.

Subsidiaries

The Bank carries out certain transactions through its subsidiaries, which are identified in note 3 to these consolidated financial statements.

Business lines

The Bank’s business lines and transactions with trusts are mentioned in notes 1 and 35, respectively.

•      Incentive practices

The Bank adopts a compensation policy that comprises fixed and variable compensation; the latter is granted within the framework of an objective and competency assessment process.

The variable compensation program, in the context of the compensation policy, is consistent with the Bank’s mission, values, organization, objectives, long-term business sustainability, strategy, control environment and the prudent assumption of risk. It is aimed at recognizing the extraordinary performance displayed by employees according to:

✓	Their contribution to the results reached.

✓	Their management in keeping with the Bank’s mission and values.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

The key variables in determining compensation are:

✓	The level of responsibility and complexity of the position.

✓	The person’s competencies and potential.

✓	The person’s performance and outcomes.

✓	The position with respect to the benchmark market.

✓	The results reached by the Bank.

The Incentives Committee is in charge of ensuring the financial incentives for personnel system are consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank, and the prudent assumption of risks.

The Bank aims at compensating personnel ensuring performance recognition, internal equity, competitiveness, productivity, efficiency and added value.

•      Role of financial agent

The Bank acts as financial agent in the Provinces of Misiones, Salta, Jujuy and Tucumán and the Municipalities of San Miguel de Tucumán and Yerba Buena.

•      Corporate Sustainability Policy

The Bank is aware of its responsibility towards the surrounding communities. The Corporate Sustainability area promotes this development by fostering and implementing policies and actions that exert a positive social, environmental and economic impact.

Thus, it engages in constant dialogue with the different areas and stakeholders with the ultimate goal of creating social value and drafting policies aimed at promoting a fair, supporting and equal world.

These sustainability values are disclosed in the Comprehensive Report as a major milestone to align the financial information (in documents such as the Letter to the Shareholders and financial statements) and ensure their integration and consistency with corporate sustainability.

•      Anticorruption policy

Pursuant to Law No. 27401 (Law on Corporate Criminal Liability), the Board establishes that officers and employees of the Bank and its subsidiaries shall not offer to pay, pay or authorize the payment of money or anything of value to (public) officers to obtain or keep a business. It also extends these guidelines to the private sphere. These principles are contained in the Code of Ethics for directors and senior managers, and the Code of Conduct for all employees. Besides, the Bank has a Code of Conduct for suppliers.

The laws of other jurisdictions with similar prohibitions apply, especially the Foreign Corrupt Practices Act (FCPA), because Banco Macro SA is a foreign company that lists its shares in the NYSE and is subject to SEC control and oversight.

The Group companies that wish to perform any transaction involving any public administration officer, public agency or public company, either Argentine or foreign, shall communicate this event in advance to the Board through the General Manager and inform, before the transaction is conducted, the agents or intermediaries that may be involved in the transaction. The Bank also has a manual with guidelines for interacting with public officers.

This communication duty is not mandatory for the transactions derived from agreements with provincial financial agents (except for the subscription of framework agreements), ordinary bank transactions (for example, payroll processing) and the transactions that do not pose any major risk due to the minimum amounts involved.

Although these anticorruption policies are aimed at transactions within the public sector, they also apply to transactions between private parties, as specifically set forth in the Code of Ethic and the Code of Conduct.

The Bank has in place an Anticorruption Policy and an Integrity Program. The Ethics and Compliance Committee will be responsible for its adoption, follow-up and period reporting to the Board.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

•      Transactions with related parties – Policy on conflict of interest

As an authorized financial institution, Banco Macro SA complies with the provisions and reporting requirements established in Financial and Foreign Exchange Entities Law No. 21526 and the regulations issued by the regulatory agency (BCRA).

As established by law (Argentine Business Company Law No. 19550), specific applicable regulations (Capital Markets Law, as supplemented), professional accounting standards (Technical Resolution No. 21), IAS 24 and best practice recommendations, the Bank reports on the transactions with related parties in notes to the financial statements. Such transactions are carried out under usual market conditions. See also note 15 to these consolidated financial statements and note 15 to the separate financial statements.

Under current Argentine legislation, directors are required to perform their duties with the loyalty and diligence of a prudent businessman. Directors are jointly and severally liable to the Bank, the shareholders and third parties for a poor performance of duties and infringements to the law, bylaws and regulations, as the case may be, and are responsible for repairing the damages caused by fraud, abuse of authority or negligence.

The loyalty duties of a director are considered to include: (i) the ban from using corporate assets and the confidential information to which he/she may have access for personal purposes; (ii) the ban from taking advantage or, due to errors or omissions, allowing a third party to take advantage of the Bank’s business opportunities, (iii) the obligation of acting as director only for the purposes established in the law, the Bank’s bylaws or the intention of the shareholders or the Board of Directors; and (iv) the obligation of taking extreme care so that the acts conducted by the Board of Directors have no direct or indirect effects against the Bank’s interests.

A director should notify the Board of Directors and the Audit Committee about any conflict of interest such director may have in a transaction proposal and should refrain from voting on the matter.

•      Public information

The information related to corporate governance at the Bank is included within the transparency policy contained in such precepts and, hence, is available to interested members of the public on the website www.macro.com.ar (“Conocenos” – Relaciones con Inversores) and additionally, some guidelines are disclosed in other notes and exhibits to these consolidated financial statements. Moreover, the Bank’s public information is disclosed on the websites of the BCRA (www.bcra.gob.ar) and the CNV (www.cnv.gob.ar).

In addition, the Bank publishes the Market Discipline Report, pursuant to the guidelines established by the BCRA for such information regime, in accordance with the criteria of the Basel Banking Supervision Committee, which is available at the Bank’s website.

Integral Risk management

Within the framework of the Corporate Governance policy, the Board of Directors of the Bank resolved the creation of a Risk Management Committee. The Bank has appointed a Risk Manager who reports directly to the Board of Directors.

Its duties include ensuring that an independent risk management be established, establishing policies, procedures and measurement methodologies and report systems which allow the identification, measurement and monitoring of the risk under its charge and also the duties of each organizational level in the process.

The risk management process includes the establishment of the exposure limits for each risk by the Board of Directors, a follow-up on the exposure to each limit by the persons in charge, the preparation of regular reports for the Risk Management Committee, a follow-up on the alerts and the implementation of action plans regarding the alerts and the guidelines for developing stress tests.

The system supplements the policies and procedures specific to each risk (Financial, Credit, Operational, Counterparty Credit, Country Risk, Securitization, Reputational, Compliance, Strategic Risks, among others).

In addition, the Credit Risk Management area is in charge of interpreting, executing and guaranteeing the application of the General Credit Policy as approved by the Board of Directors, pursuant to the internal and external standards and regulations on the matter. Credit Risk Management reports functionally to the General Manager.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Risk Management

The Risk Management area is in charge of the Financial Risk, Credit Risk and Operating and Technology Risk areas.

The main procedures carried out by the Risk Management Department are:

•      Stress tests

The process of stress test includes documenting and formalizing the program as well as the persons in charge of carrying it out, the frequency of testing and the validation of the system. It also contemplates the Contingency Plan based on the test results. The Risk Management Committee leads and coordinates this application.

•      Economic Capital Calculation

The Risk Management Department estimates the economic capital for each one of the individual risks (Market, Liquidity, Interest Rate, Credit, Counterparty Credit, Concentration, Operational, Securitization, Strategic and Reputational) determined for the Bank on a consolidated basis with its subsidiaries with the same scope as the regulation. The methods used to deal with subsidiaries are exactly the same.

The economic capital sufficiency evaluation process is an integral part of the corporate governance and risk management culture of the entities.

Quantified economic capital was implemented as a formal procedure, both currently and prospectively, and is a tool used in the day-to-day management of risks, in preparing the Business Plan and the Stress Tests.

The methods used to measure the economic capital of each risk were documented and approved by the Management, pursuant to the internal rules on Corporate Governance and Risk Management.

The results must serve to support decision-making, including strategic decisions adopted by the Board and the Senior Management. In this way they may:

-	Estimate the level and trend of the relevant risks and the effects thereof on capital needs.

-	Evaluate the reasonability of the basic assumptions used in the capital measuring system and the sensitivity of the results to changes in those assumptions.

-	Determine whether the Bank has sufficient regulatory capital to cover the different risks and if it meets the capital sufficiency goals required.

-	Consider its future capital requirements based on the risk profile and, according thereto, introduce the necessary adjustments into the strategic plan.

The essential elements of the capital evaluation include:

-	Policies and proceedings ensuring the risk management process.

-	A process connecting economic capital with risk level.

-	A process establishing capital sufficiency goals based on the risks, taking into account the strategic approach and the business plan.

-	An internal control process, in order to secure a comprehensive risk management.

The Bank actively uses guarantees to mitigate its credit risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Excessive risk concentration:

To avoid excessive risk concentrations, the Bank’s policies and procedures include specific guidelines to focus on keeping a diversified portfolio. The identified credit risk concentrations are controlled and managed accordingly. The selective coverage is used at the Bank to manage risk concentrations both in terms of relationships and industry.

In addition, note that the Bank meets the provisions established by the BCRA as regards maximum assistance limits to given groups of debtors, in order to atomize the portfolio, reducing credit risk concentration.

The main types of risks that the Bank is exposed to are those related to credit risk, liquidity risk, market risk, interest rate risk, foreign currency exchange rate risk, and operational risk.

Minimum capital requirements:

The table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of December 2021, together with the integration thereof (computable equity) as of the end of such month:

Item	12/31/2021
Minimum capital requirements	57,748,908
Computable equity	255,515,796
Capital surplus	197,766,888

The following are the policies and processes aimed at identifying, assessing, controlling and mitigating each one of the main risks:

43.1 Credit Risk

Credit risk is the risk that the Bank incurs a loss because its customers or counterparties fail to discharge their contractual obligations.

The Bank manages and controls credit risk by setting limits on the amount of risk it is willing to accept and by establishing indicators for monitoring.

The Board approves the credit and risk assessment policy to provide a framework to generate businesses to achieve a proper relationship between the risk assumed and profitability. The Bank has procedure manuals detailing the related guidelines, compliance with effective regulations and limits set. The goals are:

•	Achieving an adequate portfolio segmentation per type of customer and economic sector.

•	Enhancing the use of tools to analyze and assess risk that best adjust to the customer’s profile.

•	Establishing consistent guidelines to grant loans following conservative parameters based on the customer’s solvency, cash flows and profitability in the case of companies, and revenues and equity in the case of individuals.

•	Establishing limits to individual powers to grant credits according to their amount, tending to the existence of specific committees, which, according to their scope of influence, will define the levels of assistance.

•	Enhancing the quality of the risk assumed, with proper guarantees according to the term of the loan and the level of risk involved.

•	Monitoring on an ongoing basis the loan portfolio and customer level of compliance.

Credit risk management involves the existence of a structure with the characteristics needed to attain the organizational goals during the stages of the credit cycle: admission, follow-up, monitoring and recovery.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

The risk assessment process is differentiated based on whether customers belong to Corporate Banking or Retail Banking.

To assess Corporate Banking customers, the Bank has different methods involving different responsibility levels that become increasingly complex according to the size of the transactions in terms of assistance types and amounts, weighed by terms and hedges with guarantees.

For the authorization of assistance involving small amounts, self-liquidating collaterals or temporary assistance, the Bank grants special credit powers, on a personal basis, to higher-ranking officials based on their knowledge, experience and training. At any rate, the use of these powers is associated with the outcome of an objective assessment, avoiding any discretion in the credit approvals.

To grant predefined products and restricted amounts to the Small Companies and Agro segments, the Bank has standardized assessment systems that are used on a decentralized manner and include origination scoring and screening methods to admit and assign limits, based on the customers’ economic, financial and equity information. There is also a centralized massive qualification periodic process that Credit Risk Management makes available to branches on a continuous basis.

When transactions in amount the instances of authorization by delegated powers or through the decentralized risk analysis, ratings are approved in the Credit Committees. The powers vested on the different decision-making bodies are continuously reviewed to adjust them to the Bank’s volume of transactions and thus improve credit rating.

The risk analysis of assistance addressed in the Credit Committees is carried out at the Corporate Risk Management Department by specialized risk analysts that prepare separate risk reports per customer or group of companies, which are provided to Committee members to support the credit decisions made.

Risk reports include, at least, information regarding the use of loans and their source of repayment, the debtor’s historical and current behavior and the group of companies to which it belongs; the debtor’s repayment capacity based on cash flows; the guarantees that will cover the transactions, the ownership status, the enforcement possibilities and their sensibility to the changes in the economy; the market in which the debtor operates and the debtor’s position, and the debtor’s equity, economic and financial position and possibility of accessing loans.

The Committees’ resolutions include the terms and conditions applicable to the assistance in terms of the amount, currency, terms, guarantees and follow-up provisions, among others. The decisions are based on the debtor’s cash flows and payment capacity and only to a secondary extent on debtor’s equity and risk mitigating factors.

Credit risk assessment for Retail Banking customers, is governed by specific policies that consider customers’ inclusion in one of the following segments:

•	Salary Plan customers (Public and Private) and retirees whose their retirements and pensions are deposited in the Bank.

•	Open Market customers.

To speed up origination circuits, the Credit Risk Management has widened the use of scoring methods, which impose a minimum limit for the customer to be admitted for credit purposes, considering an acceptable delinquency level.

Consumer portfolio qualifications are available on a permanent basis to branches in the system called Customer Relationship Management (CRM) and to customers through digital channels, which allows operating within the limits and conditions approved by the Credit Risk Management on a centralized basis. This modality restricts the operating risks that are inherent to the assessment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

For new nonprequalified customers, the originator enters the requested transactions in the risk assessment system related to the customer segment, which approves or rejects the transaction; if approved, maximum assistance amounts by product are provided. Assessment systems are mainly based on an admission and certain maximum indebtedness rules and installment/income ratio. The assessment systems are based mainly on a qualification score and certain maximum indebtedness and installment/income relationship rules.

There are specific rules regarding the debtor’s file integration to duly document the data entered into the assessment systems. Credit risk officers also define a credit power system based on the margins to be approved and, if applicable, the exceptions admitted.

The so-called “Critical controls” have automated the assessment process and its relationship with the loan settlement process. With that implementation, all customers must have a CRM-approved (individual or massive) assessment, an essential requirement to be granted a credit product. In addition, as part of the assessment process, the exception flow and the control of credit powers were automated. These actions managed to reduce operating risks and allowed tracing transactions and their approval levels.

The Bank adopts processes to detect interrelated debtor groups with correlated risk (group of companies) and to group risk exposures with the same debtor or counterparty in different lines of credit.

Before the transactions are settled, a series of controls are implemented to reduce related credit and operating risks and classify transactions within the technical relationships regulatory framework.

The Bank implements a formal, robust and well-defined process to manage nonperforming loans. These procedures are differentiated based on the type of portfolio and delinquency status.

To mitigate credit risk, guarantees are requested on agreed financing. A particular area of the Credit Risk Management Department manages all guarantees received by the Bank and assesses and updates regularly the appraisal value and effective term to monitor the quality of risk mitigators.

Debtor classification according to the BCRA:

As a general regulatory policy for classifying debtors, the Bank follows BCRA related regulations, which provide grouping levels in decreasing order of quality, in direct relation to the customer’s uncollectibility risk.

Classification guidelines also vary depending on whether they are commercial loans or consumer or housing loans.

The basic criterion to classify the commercial portfolio is the future payment capacity of the commitment assumed. The Bank reviews the classification of customers included in this portfolio according to the minimum regularity established by the BCRA, which provides as general rule an annual review of such classification, growing to a semiannual or quarterly frequency based on the increasing order of the debt.

According to their risk of default, the commercial portfolio is classified as follows:

1-Performing

2-a) In a watch list

2-b) Under negotiation or with refinancing agreements

2-c) Under special treatment

3-Nonperformign

4-With high insolvency risk

5-Irrecoverable

To classify the customers of the consumer portfolio and the commercial portfolio with payables of up to 114,000, for which the BCRA authorizes the Bank to follow a simplified method comparable to a consumer loan portfolio, the BCRA defines classification levels according to the days of arrears recorded at the end of the month.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

1-Performing: Up to 31 days

2-Low risk: Up to 90 days

3-Medium risk: Up to 180 days

4-High risk: Up to 1 year

5-Irrecoverable: Over 1 year

During 2020, in the context of the healthcare emergency derived from COVID-19 pandemic, through Communiqué “A” 6938, as amended, the BCRA loosened, in a transitory manner, the classification of debtors, increasing by 60 days the arrears allowed to Stage 1, 2 and 3 for both commercial and consumer and housing portfolios. This system was effective until March 31, 2021, establishing a convergence period up to May 31, 2021 and these flexible rules were permanently eliminated since June 2021.

Credit risk allowances of the loan portfolio

As from 2020, the Bank’s policy concerning credit risk allowances is based on the calculation of ECL based on analytical models (statistical models related to loan portfolio management) pursuant to IFRS 9. According to the guidelines in section 5.5. on Impairment (including the principles and methods to recognize ECL due to significant increases in credit risk and the subsequent impairment of financial assets for ECL), the Bank recognizes the impairment of its financial assets.

The criterion to assess whether an instrument is impaired will depend on the type of analysis to which customers are exposed: to estimate ECL on a collective basis, disclosures are grouped based on customer segments showing similar risk characteristics that are relevant for their analysis, while the purpose of the individual assessment is the ECL estimate for customers with significant risk or customers which require a specific treatment, or do not have consistent characteristics with other portfolio segments for which the statistic information is insufficient to predict future behavior.

Under no circumstance could allowances calculated according to IFRS 9 be lower than the minimum allowances established by the BCRA in the revised text of minimum loan loss reserves. If they were lower, the difference should not be booked as loan losses in the financial statements, but rather as a deduction of computable equity under BCRA regulations.

The following chart shows the composition of loan loss allowances according to the type of financial instrument as of December 31, 2021, and 2020:

Composition	12/31/2021	12/31/2020
Loans and other financing	9,631,366	15,128,282
Loans commitment	341,104	25,972
Other financial assets	26,448	28,569
Other debt securities at amortized cost	543	2,027
Total	9,999,461	15,184,850

The Credit Risk Management manages credit risk, which consists of identifying, assessing, following up, controlling and mitigating this risk across credit cycle stages.

The Credit Risk Management Office designs and develops ECL models. It reports to the Credit Risk Management, which is also in charge of designing and calculating rating and scoring models to quantify credit risk and the measures to calculate PD, EAD and LGD, as well as other models to calculate the impact of the prospective view.

The Administration and Credit Operation Management, through the Credit Review area, analyze the entire portfolio under individual assessment and classifies customers in different credit risk stages. Together with the Corporate Risk and Credit Recovery Management Departments (that contribute their view from a standpoint of risk assessment and recovery management), they calculate ECL for corporate customers in stage 2 and stage 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

The definitions and assessment of ECL are regularly presented to the Risk Management Committee, which approves the model methodologies, adjustments and validation.

43.1.1 Assessment of credit risk impairment

Definitions of significant increase in risk (SICR), impairment and default

The Bank recognizes the impairment of its financial assets according to point 5.5. of IFRS 9. To such end, the Bank calculates the ECL of financial instruments over a three stage risk model based on the changes in credit quality detected since the initial recognition, as summarized below:

•	Stage 1: includes financial instruments which credit risks have not increased significantly since initial recognition;

•	Stage 2: includes financial instruments which significantly SICR but it is not yet considered credit-impaired, and

•	Stage 3: comprises credit-impaired financial instruments.

The Bank measures ECL according to the following definitions:

•	For financial instruments included in Stage 1, the Bank measures ECL as the portion of lifetime ECL that result from potential default events within the next 12 months.

•	For financial instruments included in Stages 2 and 3, the Bank measures lifetime ECL.

•	To calculate ECL, prospective information is considered according to IFRS 9.

Default:

The default status is defined according to the type of portfolio and segment, and thus, the impairment model is applied in accordance with the risk of each transaction. The default status is defined as follows:

•	For the Commercial Portfolio: there is a “Default” if the customer, based on an individual analysis, has been classified in Stage 3, as described in “Customers analyzed on an individual basis.”

•	For the Medium-sized and large companies and Corporate segments of the Commercial Portfolio Comparable to Consumer: there is a “Default” if the customer has a transaction that is more than 90 days past due or if a refinancing loan has been granted.

•	For the Consumer Portfolio or the Commercial Portfolio Comparable to Consumer (excluding Medium-sized and large companies and Corporate segments): there is a “Default” if the transaction is more than 90 days past due or if a refinancing loan has been granted in relation to the product assessed in the performance period.

Customers analyzed on a collective basis:

For the group of transactions in the Consumer portfolio and the Commercial Portfolio Comparable to Consumer, which is deemed a collective analysis portfolio, the Bank defined the application of the following delinquency criteria under IFRS 9:

•	Stage 2: it involves the transactions that are more than 30 days past due, refinanced transactions that are more than 90 days past due, and those with PD differences between the time of transaction observation and origination and implying a SICR in absolute and relative terms.

•	Stage 3: transactions that are more than 90 days past due.

Thus, summing up, the criterion used by the Bank to define the different transaction staging rules, according to its reporting structure, depend on the following characteristics:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

•	Type of product
•	Segment
•	Portfolio
•	Delinquency
•	Refinancing
•	SICR under qualitative criterion

ECL calculation:

The ECL is calculated using the following formula, the parameters of which are described below:

ECL = PD x EAD x LGD

Probability of default (PD)

The PD represents the probability of not paying for a transaction within a given term.

To calculate expected losses, the Bank considers the creation of two types of probabilities of default:

•	PD at 12 months (Point in Time – PIT): this is the estimated probability of occurrence of a default in the next 12 months of life of the instrument after the analysis date. The Bank uses this criterion for the transactions with no SICR.

•	PD Lifetime: this is the estimated probability of occurrence of a default throughout the remaining life of an instrument, i.e. the PD referring to the maximum contractual term during which the entity is exposed to the credit risk. The Bank applies this criterion to transactions with SICR (Stage 2), as established in IFRS 9.

The PDs are assessed per customer in individual analyses and per product in the case of customers analyzed collectively.

The PDs are amended by the macroeconomic models applied for the prospective vision.

The proposals to implement PD models are submitted for approval to the Risk Management Committee. The methods, variables, development population, observation windows and results that support the preparation of these models are tested and adjusted at least once a year.

The following table discloses the risk levels score and rating arising from the Bank’s models:

	12/31/2021		12/31/2020
Category	Weighted PD	% Gross Carrying Amount	Weighted PD	% Gross Carrying Amount
Performing	2.05%	96.76	2.32%	96.06
High grade	1.02%	79.54	1.13%	76.18
Standard grade	5.05%	12.44	4.79%	12.63
Sub-standard grade	11.26%	4.78	12.48%	7.25
Past due but not impaired	30.27%	2.33	33.49%	2.81
Impaired	100%	0.91	100%	1.13
Total		100.00		100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Exposure at default (EAD)

The EAD represents the exposure of a financial instrument on the date of the analysis, i.e. the level to which the Bank is exposed to credit risk in the event of a potential default by the counterparty.

To calculate the EAD, segmentation is performed at product level, according to the following differentiation:

•	Products with no exposure certainty: in the case of revolving products (credit cards and saving accounts) in stages 1 and 2, in order to calculate the EAD, it is necessary to estimate a credit conversion factor (CCF). For these transactions, the CCF represents the average percentage of exposure increase that may be observed in a contract from measurement to default. For these products, in stage 3, no additional increase is considered in the exposure.

•	Products with exposure certainty: in these types of products (generally amortizable loans), future exposure is known because the counterparty cannot increase its exposure beyond what was agreed upon in the contractual schedule. Therefore, the CCF does not apply to these products, and the EAD varies at each moment in time by reflecting the amortization of the loan balance due.

Loss given default (LGD)

LGD is the estimated loss in the case of default. It is based on the difference between all contractual cash flows and the cash flows expected by the lender (i.e., all cash shortfalls), considering the proceeds from the realization of collateral.

It is the supplement to the unit of the recovery rate; that is, the proportion not collected by the Bank with respect to the EAD. Consequently, the amount at default is compared with the present value of the amounts recovered after the date of default.

LGD varies based on the type of counterparty, aging, type of claim and the existence of guarantees securing credits. It is expressed as a percentage of the loss for EAD.

Just as the PDs, to assess the LGD, a distinction is made per customer in individual analyses and per product in the case of customers analyzed collectively. The Bank bases its estimates on the historical information observed regarding the recoveries obtained on customers or default transactions, discounted at the effective interest rate of such agreements and measured upon default.

Once the recovery rates are obtained, this behavior is projected through the triangle method to estimate the periods with less maturity. Finally, the weighted average of the loss for each portfolio is determined.

The LGDs are also amended by the macroeconomic models applied for the prospective vision.

Customers analyzed on an individual basis:

The Bank’s credit risk impairment assessment model is set to analyze individually all Corporate Portfolio customers, as defined by the BCRA, financial institutions, the public sector and government and private securities.

To make such an assessment, some objective data were defined to analyze whether there is a SICR and to determine whether it should be reclassified to stage 2 or to stage 3 when a default is produced or expected, or whether they should remain in stage 1. Those events comprise mainly material delays in the main credit lines granted, the Bank’s legal action for the assistance granted, the petition for insolvency proceedings or bankruptcy, and past due loans with pending principal, among others.

All the customers subject to the individual analysis are examined on a monthly basis to define the stage, following different criteria for each one of them:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Stage 1: the customers whose individual assessment reflects the following characteristics are deemed included:

•	The financial instruments did not experience significant risk increases.
•	The customer’s cash flow analysis shows that it has the ability to meet all its obligations adequately.
•	It has a liquid financial position, with low level of indebtedness.
•	Cash flows are not subject to drastic changes in the event of major variations in the behavior of own and sector variables.
•	It regularly pays its obligations, even when it suffers minor and insignificant delays.

This stage also includes:

•	The customers previously included in stages 2 or 3 who improved their credit risk indicators and meet the parameters defined for stage 1.

Stage 2: this stage includes the customers that, based on the individual analysis of their payment capacity, have a SICR that is not sufficiently severe to set default as defined for stage 3.

Some elements considered upon defining the existence of a significant increase in credit risk are:

•	Profitability, liquidity and solvency indicators that tend to weaken, or some of the indications of impairment:

o	There is a significant increase in payables without a consistent rise in revenues.
o	There is a major decline in operating margins, or existence of operating loss.
o	There are adverse changes in the context that exert a negative effect on future financial flows.
o	There is a drastic decline in demand or negative changes in the business plans.
o	There are significant changes in the value of the guarantees received

•	The arrears in payment to the Bank are due to current operating or extraordinary circumstances, and a prompt resolution is expected.

This stage also includes:

•	The customers that, having been included in stage 3, improved their credit risk indicators and are no longer at default, but which status prevents them from being reclassified to stage 1.

Stage 3: it includes the customers that, after an individual analysis, experience some of the following situations:

•	Significant delays in the main credit lines granted, with no agreement with the Bank.
•	Have been subject to complaints filed the Bank for the recovery of the assistance granted.
•	Filed for insolvency proceedings or went into bankruptcy
•	Refinance their payables systematically and have still not settled over 5% of the refinanced principal.
•	Cash flows analysis shows that it is highly unlikely that the customer may meet all its obligations in the agreed-upon conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

The Credit Administration and Transactions Department analyzes all the portfolio under this approach, with special emphasis on customers in stages 2 and 3 in the previous month and those showing objective data that could evidence the existence of a SICR. The study is supplemented with the macroeconomic context and other news in relation to the performance of customers. Its staging proposal is submitted to the consideration of Corporate Risk and Credit Recovery Management Departments, which incorporate their own vision of the customer or the activity sector. The final assessment of the stage assigned to each customer is approved by the Credit Risk Management and is used as an input to estimate the ECL of the customers analyzed on an individual basis.

ECL calculation for customers included in an individual analysis:

Stage 1: the estimates of the customers classified in stage 1 arise from the parameters under expected credit loss models, whose characteristics are described in the previous sections on PD, EAD and LGD.

Stages 2 and 3: based on the evidence gathered upon the analysis, the Credit Risk Management –considering the level of progress of collection negotiations, as well as the evidence from a potential sale of collateral received or other credit improvements making up the contractual terms– prepares three potential recovery scenarios for each credit transaction of stage 2 and 3 customers, calculating the current value of expected flows for each scenario, which are weighted in view of their probability of occurrence. The expected loss of each transaction is the difference between the book payable of each transaction and the present weighted value of expected cash flows.

43.1.2.   Prospective information used in ECL models

The calculation of ECL for risk impairment includes and is adjusted prospectively with respect to the portfolio behavior. To such end, the Bank examines the macroeconomics variables which have an impact on PD and LGD and designed 4 models which differ by customer type: Retail, Agro, Pymes and Commercial.

The main economic variables that impact on the expected losses used to calculate ECL for each economic scenario are changes in GDP, changes in interest rates, among others.

As established in IFRS 9, impact is calculated based on the different behavior scenarios of the variables; to such end, a 36-month estimate on the variables used for the models is requested from a well-known economic consulting firm. This estimate is prepared for three alternative macroeconomic scenarios, to which a likelihood of occurrence is assigned.

Finally, the Bank calculates ECL by applying the alternative scenarios on a weighted basis, which are updated on a quarterly basis in each calendar quarter.

The value of the macroeconomic variables used in calculating the forward-looking adjustment is restricted to econometric model calculations and the estimates of the independent consultant in relation to those variables. However, in line with the “Guidance on credit risk and accounting for expected credit losses” of the Basel Banking Supervision Committee, the Bank applies its own criterion based on experience in order to consider reasonable and sustainable prospective information in due manner (including macroeconomic factors) and, as applicable, to determine the proper level of value corrections.

The following table shows the estimated values for macroeconomic variables used in the models for each scenario (base case, favorable and downside), with the assigned probability of occurrence to each scenario:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Key Drivers	ECL Scenario	Assigned Probabilities		2022		2023		2024
			%		%		%		%
	Base case	50		2.50		3.00		3.00
GDP growth %	Favorable	5		5.00		5.00		5.00
	Downside	45		(5.00)		(0.50)		0.00

	Base case	50		44.55		35.44		35.44
Interest rates %	Favorable	5		34.93		29.37		29.37
	Downside	45		65.82		58.22		58.22

	Base case	50		54.04		38.01		33.04
CPI %	Favorable	5		32.98		26.02		20.03
	Downside	45		66.84		44.99		40.00

43.1.3      Additional Forward-looking allowances based on expert credit judgment

Covid-19 adjustment

During 2020, within the context of the Covid-19 pandemic, the Bank made a special prospective adjustment based on the impairment in the position of those customers showing higher vulnerability levels or signs of payment difficulties as a result of the pandemic. That adjustment, based on estimates of the future behavior of those customers using the mandatory reschedules and refinancing ordered by the BCRA as from March 2020, amounted to 5,587,328 as of December 31, 2020.

Once the period set for mandatory reschedule elapsed (March 2021), the Bank began to apply allowances to the customers defaulting their financial obligations. Considering that, as of December 31, 2021, it is considered that the circumstances giving rise to the Covid-19 adjustment had already disappeared, no adjustment is recorded in this regard.

Adjustment for uncertainty in external obligation restructuring

As of December 31, 2021, the Bank’s Management decided to make a prospective adjustment after estimating an incremental effect on ECL allowances in order to cover an uncertain macroeconomic scenario due to the lack of an agreement between the Argentine Government and the IMF to restructure the debt.

Upon closing of the financial statements, Management considered the macroeconomic imbalance that would arise upon the deadline of the huge principal and interest amounts payable by Argentina to the IMF, as agreed in 2018, if no final restructuring agreement were reached regarding those obligations.

The Bank also considered the pressure on the already low level of Argentine reserves in US dollars, which casts a doubt on the possibility of reaching an agreement, which must also be approved by the Argentine Congress.

In view of this uncertain scenario, which cannot be captured in full by the prospective models used by the Bank in adjusting the parameters used to calculate ECLs, it was decided to record an additional 1,986,000 adjustment at year-end, based on an expert credit judgment.

The amount of the adjustment was assessed (i) using an adverse macroeconomic scenario, as mentioned in the previous paragraphs, with 100% weighing and the resulting effect on model creation variables, especially changes in the GDP and price levels and future interest rates, and (ii) estimating the effect of the situation mentioned in the ECL regarding the customers in the individual analysis portfolio that were classified in stages 2 and 3 and which are more vulnerable to the uncertainty described.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

43.1.4       Portfolio quality

The Bank discloses in Exhibit B “Classification of loans and other financing by situation and collateral received” in these consolidated financial statements, a breakdown of loans and other financing by classification levels and collateral received.

In addition, the table below shows the analysis by aging of performing loans in arrears (in days):

	12/31/2021
	Delinquent, performing (in days)
Portfolio Type	0 to 31	From 32 to 90	From 91 to 180	From 181 to 360	Over 360
Commercial loans	98.9%	0.9%	0.0%	0.2%	0.0%
Comparable loans	99.7%	0.3%	0.0%	0.0%	0.0%
Consumer loans	99.5%	0.5%	0.0%	0.0%	0.0%
Total	99.4%	0.5%	0.0%	0.1%	0.0%

	12/31/2020
	Delinquent, performing (in days)
Portfolio Type	0 to 31	From 32 to 90	From 91 to 180	From 181 to 360	Over 360
Commercial loans	99.5%	0.5%	0.0%	0.0%	0.0%
Comparable loans	99.8%	0.2%	0.0%	0.0%	0.0%
Consumer loans	99.5%	0.5%	0.0%	0.0%	0.0%
Total	99.6%	0.4%	0.0%	0.0%	0.0%

The following table shows the loans and other financing portfolio under credit risk by industry sector, classified by risk stage and identifying the expected loss calculated under individual or collective basis:

	1		2
	Collective	Individual	Collective	Individual	3	12/31/2021
Loans and other financing	264,058,234	80,734,484	9,165,071	4,736,047	3,298,729	361,992,565
Non-financial public sector	71,476	2,304,497	38			2,376,011
Other financial entities	2,097	1,511,809				1,513,906
Non-financial private sector	263,984,661	76,918,178	9,165,033	4,736,047	3,298,729	358,102,648
Individuals	165,922,628	1,409,662	5,154,604		1,692,395	174,179,289
Manufacturing Industry	16,314,786	23,877,488	433,807	1,813,898	99,088	42,539,067
Agricultural and cattle industry	20,695,007	11,322,075	1,573,615	2,922,149	521,206	37,034,052
Services	31,659,540	9,765,307	1,242,898		296,816	42,964,561
Commercial activities	20,534,135	14,070,177	519,276		156,215	35,279,803
Exploration of mines and quarries	1,187,122	6,163,678	18,432		466,547	7,835,779
Financial intermediation	1,446,583	6,092,589	48,297		5,239	7,592,708
Construction activities	4,284,804	4,067,903	113,930		47,877	8,514,514
Electricity supply and gas	330,340	149,299	13,331		1,719	494,689
Public administration	1,553,095		35,482		11,388	1,599,965
Water supply and public sanitation	56,621		11,361		239	68,221

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

	1		2
	Collective	Individual	Collective	Individual	3	12/31/2020
Loans and other financing	272,621,061	103,143,331	16,567,513	6,636,186	4,573,328	403,541,419
Non-financial public sector	19,970	5,435,859	264		155	5,456,248
Other financial entities	36	2,776,165				2,776,201
Non-financial private sector	272,601,055	94,931,307	16,567,249	6,636,186	4,573,173	395,308,970
Individuals	172,491,109	1,330,485	9,330,570		1,035,240	184,187,404
Manufacturing Industry	15,511,168	21,169,994	1,004,572	2,304,148	752,867	40,742,749
Agricultural and cattle industry	21,764,185	10,175,324	1,453,201	4,164,831	657,168	38,214,709
Services	33,708,172	16,884,293	2,663,628	166,347	162,398	53,584,838
Commercial activities	20,058,997	13,921,262	1,445,071	860	455,623	35,881,813
Exploration of mines and quarries	985,818	21,953,873	52,973		1,318,563	24,311,227
Financial intermediation	1,570,166	5,633,060	46,824		8,525	7,258,575
Construction activities	4,620,369	2,179,642	431,932		172,738	7,404,681
Electricity supply and gas	234,735	1,683,374	12,214		270	1,930,593
Public administration	1,565,982		124,851		9,369	1,700,202
Water supply and public sanitation	90,354		1,413		412	92,179

43.1.5      Collateral and other credit improvements

•   Guarantees received for the entirely portfolio

The following table shows the amounts of guarantees received for the entire portfolio as of December 31, 2021.

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral
		Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other	Total collateral	Net exposure	Associated ECL
Loans and other financing	361,992,565	1,354,231	17,792,609	32,635,395	7,125,532	1,733,820	59,102,380	119,743,967	242,248,598	9,631,366
Loans commitment	225,060,382	2,332		75,149		59,379	607,685	744,545	224,315,837	341,104
Other financial assets	33,069,312								33,069,312	26,448
Other debt Securities at amortized cost	264,691								264,691	543
Total	620,386,950	1,356,563	17,792,609	32,710,544	7,125,532	1,793,199	59,710,065	120,488,512	499,898,438	9,999,461

•   Guarantees received for the portfolio in Stage 3

The following table shows the amounts of guarantees for the portfolio in Stage 3 as of December 31, 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral
		Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Total collateral	Net exposure	Associated ECL
Loans and other financing	3,298,729		314,785	82,671	15,125	867,419	1,280,000	2,018,729	2,643,927
Total	3,298,729		314,785	82,671	15,125	867,419	1,280,000	2,018,729	2,643,927

•   Guarantees received for the entirely portfolio

The following table shows the amounts of guarantees received for the entire portfolio as of December 31, 2020.

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral
		Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other	Total collateral	Net exposure	Associated ECL
Loans and other financing	403,541,419	1,203,699	9,881,685	36,220,738	6,225,565	2,516,348	71,036,272	127,084,307	276,457,112	15,128,282
Loans commitment	147,787,462	1,970					421,490	423,460	147,364,002	25,972
Other financial assets	27,593,415								27,593,415	28,569
Other debt Securities at amortized cost	803,058								803,058	2,027
Total	579,725,354	1,205,669	9,881,685	36,220,738	6,225,565	2,516,348	71,457,762	127,507,767	452,217,587	15,184,850

•   Guarantees received for the portfolio in Stage 3

The following table shows the amounts of guarantees for the portfolio in Stage 3 as of December 31, 2020.

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral
		Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Total collateral	Net exposure	Associated ECL
Loans and other financing	4,573,328	1,606	1,070,234	1,412,147	98,844	407,668	2,990,499	1,582,829	2,502,774
Total	4,573,328	1,606	1,070,234	1,412,147	98,844	407,668	2,990,499	1,582,829	2,502,774

43.2 Liquidity Risk

The liquidity risk is defined as the possibility that the Bank may not be able to comply with expected and unexpected current and future cash flows effectively, as well as guarantees, without affecting daily transactions or its financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

In addition, the market liquidity risk refers to the risk that the Bank may not be able to clear or delete a position at market price:

•   because the assets involved have no sufficient secondary market; or

•   due to market variations.

The Bank features policies regarding liquidity, the purpose of which is to manage liquidity efficiently, optimizing cost and diversification of funding sources, and maximizing the profit from placements through prudent management that ensures the necessary funds to allow the continuity of transactions and compliance with the rules and regulations in force.

In order to reduce the liquidity risk, the Bank has been established a policy with the following main aspects:

Assets: a high-liquidity assets portfolio will be maintained to cover at least 25% of total liabilities, comprising deposits, the corporate bonds issued by the Bank, the repo agreements taken and the financial and interbank loans borrowed.

Liabilities: to minimize the unintended effects of illiquidity, deriving from the possible withdrawal of deposits and the repayment of interbank loans taken, the Bank:

-      Seeks the proper diversification of financing sources to enable the constant availability of funds and fulfill institutional obligations within a market variability environment.

-   Gives priority to attracting retail deposits to have an atomized deposit portfolio and lower risks in relation to material withdrawals concentrated in a few depositors.

-      Does not depend excessively on obtaining repo transactions and interfinancial loans as a permanent funding source.

In addition, the Bank implemented a series a risk measurement and control tools, including the regular monitoring of liquidity gaps, separated by currency, as well as different liquidity ratios, including the “bi-monetary liquidity ratio”, “Liquidity Coverage Ratio” (LCR) and “Net Stable Funding Ratio” (NSFR), among others.

The Executive Risk Management Department regularly monitors compliance of the different levels set by the Board of Directors in relation to liquidity risk, which include minimum levels of liquidity, maximum concentration levels allowed by type of deposit and by type of customer, among others.

In the event of a liquidity crisis, the Bank has a contingency plan with different actions, like as follows:

•   Financing through call banking and repo agreements with the BCRA.

•   Spot sale of securities government portfolio.

•   Limit credit assistance to private sector.

•   Increase deposit rates in order to capture deposits.

The following table shows the liquidity ratios during the fiscal years 2021 and 2020, which arise from dividing net liquid assets, made up of cash and cash equivalents, by total deposits.

	2021	2020
December, 31	87.37%	86.39%
Average	88.63%	81.57%
Max	92.77%	87.13%
Min	85.50%	71.49%

The Bank discloses in exhibit D “Breakdown of loans and other financing by terms” and exhibit I “Breakdown of financial liabilities by residual terms” to the accompanying consolidated financial statements the breakdown by contractual maturity, of financial assets and liabilities, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

43.3 Market Risk

Market risk is defined as the possibility of suffering losses in positions on and off the Bank's balance sheet as a result of the adverse fluctuations in the market prices of different assets.

Market risks arise from interest rate, currency and price positions, all of which are exposed to general and specific market changes and changes in the price volatility such as interest rates, credit margins, foreign currency exchange rates and prices of shares and securities, among others.

The Bank determines the market risk exposure arising from the fluctuation in the value of portfolios of investments for trading, which result from changes in market prices, the Bank's net positions in foreign currency, and government and private securities with normal quoted prices.

These risks arise from the size of the Bank’s net positions and/or the volatility of the risk factors involved in each financial instrument.

The Bank features Market Risk Management Policies in which the Bank establishes the proceedings to monitor and control risks derived from the variations in the quotes of financial instruments in order to optimize the risk-return ratio, making use of the appropriate structure of limits, models and management tools. In addition, the Bank features proper tools and proceedings allowing the Risk Management Committee and the Assets and Liabilities Committee to measure and administer this risk.

Risks to which those investment portfolios are exposed are monitored through Montecarlo simulation techniques of “Value at Risk” (VaR). The Bank applies the VaR methodology to calculate the market risk of the main positions adopted and the expected maximum loss based on a series of assumptions for a variety of changes in market conditions.

In order to carry out the abovementioned simulation, the Bank needs to have the Price historical series of those instruments that compose the portfolio.

Prices are corrected by purging the effects of coupon payments and dividend payments, in the case of shares, in order to avoid affecting returns.

The method consists in creating return or price scenarios concerning an asset through the generation of random numbers. This is based on the selection of a stochastic model describing the performance of prices for each asset with the resulting specification of certain parameters required for calculation purposes. The model used is the geometric Brownian motion.

Once all “n” potential scenarios are obtained for valued positions, the P&L vector must be calculated as the difference between the estimated value of the future portfolio and its value upon calculation. Then profit and loss will be placed in order to obtain the value at risk according to the 99% percentage applied.

Finally, the Economic Capital by market risk is obtained as the difference between the current value of the portfolio and the critical value previously obtained.

43.4 Interest Rate Risk

The interest rate risk is defined as the possibility that changes occur in the Bank's financial condition as a result of adverse interest rate fluctuations with a negative impact on the Shareholders’ equity and profit or loss.

Within the framework of the interest rate risk management the Bank features a series of policies, procedures and internal controls included in the Structural Risk Management.

The Bank monitors the net present value of its assets, liabilities and off balance sheet items, upon certain disturbance scenarios and interest rate stress through Montecarlo simulation techniques.

For this purpose, the maximum potential loss is determined considering a temporal line of three months and 99% confidence level interval.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

The Equity Value Model (EVM) is determined as the net sum of cash flows (interest and principal losses) that the Bank can generate, discounted at market interest rate curve. If the market interest rate curve used for the discount is affected, the effect of such variation impacts directly on the value of the Bank. Generally speaking, reports related to EVM seek to analyze the Bank’s long-term solvency.

It is noteworthy that the use of that approach does not avoid losses beyond those limits in the event of the most significant market changes.

As of December 31, 2021 and 2020, the Bank’s economic capital by type of risk is as follows:

Economic capital (EC – in millions)	12/31/2021	12/31/2020
Interest rate risk	9,124	6,621
Currency Exchange rate risk	7,454	2,607
Price risk	3,719	7,846

43.5 Foreign Currency Exchange Rate Risk

The Bank is exposed to fluctuations in foreign currencies exchange rates in its financial position and cash flows. The larger proportion of assets and liabilities kept are related to US dollars.

The foreign currency position includes assets and liabilities expressed in pesos at the exchange rate as of the closing dates mentioned below. An institution’s open position comprises assets, liabilities and memorandum accounts stated in foreign currency, where an institution assumes the risk. Any devaluation / revaluation of those currencies affect the Bank’s statement of income.

The Bank’s open position, stated in Argentine pesos by currency, is disclosed in exhibit L “Foreign currency balances” to these consolidated financial statements.

43.6 Operational Risk

Operational risk is defined as the risk of loss arising from the inadequacy or failure of internal processes, human errors and/or internal system failures, or those originated by external events. This definition includes the Legal Risk but excludes the Strategic Risk and Reputational Risk.

Within such framework, the legal risk (which may occur from within the Bank or externally) comprises, among other aspects, the exposure to penalties, sanctions or other economic consequences or results for failure to comply with any rule or regulation or contractual obligation.

On the other hand, the Bank implemented an operational risk management system that meets the guidelines and provisions established by the BCRA in its Communiqué “A” 5398, as amended, and under Communiqué “A” 5272 the BCRA provided for a minimum capital requirement under this description, effective as of February 1, 2012.

The operating risk management system is formed by:

a)	Organizational structure: the Bank has an Operational Risk Management that is in charge of managing operational risk and a Risk Management Committee.

b)	Policies: the Bank has a “Manual for the Operational Risk Management” approved by the Board of Directors, which define the main concepts, roles and responsibilities of the Board of Directors, the Operational Risk Committee, the Operational Risk and Technology Management and all the areas involved in this risk management.

c)	Procedures: the Bank features a procedure for the “Collection of events and losses from Operational Risk” that includes a process to gather the Operational Events and Losses to register on a systematic basis the frequency, severity, category and other relevant aspects related to the events and losses from Operational Risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

d)	The objective is to assess the Bank’s situation upon occurrence of events, in order to better understand the Operational Risk profile and, if applicable, take the necessary corrective actions.

In addition, the Bank has a procedure that establishes the guidelines to prepare risk self-assessments and, in the event of risks exceeding allowed tolerance levels, guidelines to establish risk indicators and action plans.

e)	Systems: the Bank has a comprehensive system that allows managing all Operational and Technology Risks.

f)	Database: the Bank has an operational risk event database prepared pursuant to the guidelines established in Communiqué “A” 4904, as supplemented.

g)	Information systems to measure risks: the Comprehensive Risk Management Department generates and sends, on a regular basis, reports to the Board of Directors, the Risk Management Committee and the Senior Management. With such reports the Risk Management Department communicates the results of the follow-up of the management of the main risks to which the Bank is exposed. Each report contains information on risk measurement, evolution, trends, principal exposures, control of main limits and the capital level required for each type of risk.

At the meeting of the Integral Risk Management Committee, the Comprehensive Risk Management Department shall submit for consideration the results of the performance of such department and the reports issued during the period under analysis. The resolutions adopted by the Committee shall be recorded in Minutes to be considered by the Board of Directors, who shall subsequently approve, in this manner, the performance and risk level of the analyzed period.

h)	Stress tests: stress tests are a support tool to manage risks and a supplement of the results reported by the measurement models of the different risks, which in general show risk measurements that are valid for “normal situations”.

They are also an instrument to evaluate the risk profile since they are used to quantify the potential impact in a situation of significant fluctuation of the variables affecting each risk. Stress tests are as well used in the process of internal assessment of economic capital sufficiency.

Stress tests are aimed at evaluating the Bank’s financial vulnerability potential faced with the sensibility of the main variables affecting each risk. Generally, it is considered a variation of low probability of occurrence, but if materialized may cause significant excess of the tolerance limits established for each risk.

i)	Assessment of economic capital sufficiency: each year, the Bank calculates the economic capital for those risks which, for their significance, may, eventually, affect the Bank’s solvency.

At present, the Bank calculates the economic capital of the following risks: Credit, Concentration, Market, Operational, Interest Rate, Liquidity and Concentration of Funding Sources, Securitization, Reputational and Strategic.

Risk management is directly related to economic capital assessment. Thus, it is expected that with a better management and follow-up, the Bank will need to allocate less amount of capital.

Based on the internal models developed, Banco Macro manages its risks, determines its risk profile and calculates, therefore, the necessary capital to develop its activities and businesses, adjusting each risk to its relevant exposure level.

j)	Transparency: as a supplement to this Manual and as part of the Corporate Governance policy, the Bank features an Information Policy aimed at allowing shareholders, investors and the market in general to evaluate aspects of the Bank related to capital, risk exposure, risk assessment procedures and capital adequacy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

44.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS

During the second half of 2019, in a political context of federal general elections which gave rise to a change in the federal authorities, a significant volatile period began for the market values of government and private financial instrument and a process of rescheduling maturities and swaps of certain government debt instruments started. In addition, material increases were observed in the country risk and in the exchange rate between the Argentine peso and the US dollar.

During 2020, among other regulations, relevant modifications to the tax regulation system were introduced, including changes in the income tax, withholdings related to foreign exchange transactions and for the acquisition of foreign currency for hoarding purposes, and material restrictions to the exchange market access were also established.

At the same time, the government’s debt restructuring process continued under domestic and foreign legislation. The negotiations carried out as of the date of issuance of these consolidated financial statements include the Federal Executive’s announcement in late January 2022 of an understanding with the IMF regarding the indebtedness with that body, which is pending approval and implementation as a final agreement.

Particularly, regarding to the price of US dollar, since the end of 2019, the gap between the official price of the US dollar -used mainly for foreign trade- and the alternative values that arise through the stock market operation and also with respect to the unofficial value, began to widen around 100% as of the date of issuance of these consolidated financial statements.

Even though at the end of issuance of these consolidated financial statements certain volatility levels previously mentioned have been decreased, the local and international macroeconomic context generates certain degree of uncertainty regarding its future progress, and also considering the effect mentioned in note 45, mainly related to the level of the global economic recovery.

Therefore, the Bank’s Management permanently monitors any changes in the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impact on its financial situation that may need to be reflected in the future financial statements.

45.	EFFECTS OF THE CORONAVIRUS (COVID-19) OUTBREAK

In early March 2020, the World Health Organization declared Coronavirus (Covid-19) a pandemic. This emergency situation over public health was worldwide expanded and several countries have taken different measures to contain the effects. This situation and the measures adopted have materially affected the international economy activity with different impacts on several countries and business lines.

Particularly in the Argentine Republic along with health protection rules, tax and financial measures were taken to mitigate the impact on the economy associated with the pandemic, including public direct financial assistance measures for part of the population, the establishment of financial and fiscal facilities for both individuals and companies. As regards measures related to the financial institutions, the BCRA established maturities extensions, froze the mortgage loan installments and encouraged banks to lend to companies at reduced rates.

The Bank is developing its activities under the conditions detailed above, giving priority to the compliance of social distancing measures by its employees, with the primary objective of taking care of the public health and well-being of all its stakeholders (employees, suppliers, customers, among others). To this end, it has put in place contingency procedures and has enabled its staff to carry out their tasks remotely.

From a commercial point of view, it has emphasized maintaining a close relationship with its customers, trying to respond to their needs at this difficult time, sustaining all virtual channels of care to ensure operability and a good response to requirements, monitoring compliance with their business obligations and monitoring the active portfolio in order to detect possible delays in collection and set new conditions for them.

As of the date of issuance of these consolidated financial statements, certain health control measures continue to be effective. However, social, commercial and professional activities started to be performed with fewer restrictions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Considering the size of the abovementioned situation, the Bank's Management estimates that this situation could have an impact on its operations and the financial situation and the profit or loss of the Bank, which are under analysis, and will ultimately depend on the extent and duration of the health emergency and the success of the measures taken and taken in the future.

46.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the fiscal year and the issuance of these consolidated financial statements that may materially affect the financial position or the profit and loss for the fiscal year, not disclosed in these consolidated financial statements.

47.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These consolidated financial statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in note 3. These accounting standards may not conform with accounting principles generally accepted in other countries.

- 106 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT A

 DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2021 AND  2020

(Translation of the Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

		Holdings				Position
		12/31/2021			12/31/2020	12/31/2021
Name	Identification	Fair value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
- Local
Government securities
Federal government treasury bonds in pesos adjusted by CER - Maturity: 09-20-2022	5495		1	8,658,840	6	9,869,484		9,869,484
Federal government bonds in pesos - Private Badlar +200 PB - Maturity: 04-03-2022	5480		1	7,335,099	805,465	7,335,099		7,335,099
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2023	5492		1	3,850,233	1,471,088	3,850,233		3,850,233
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2024	5493		1	3,728,494	380,503	3,728,494		3,728,494
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-06-2023	5324		1	1,712,024	4,101	1,712,024		1,712,024
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 06-30-2022	5940		1	1,344,588		1,344,588		1,344,588
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 07-29-2022	5815		1	691,785		691,785		691,785
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 05-23-2022	5936		1	633,229		633,229		633,229
Federal government treasury bonds in pesos adjusted by CER - Maturity: 11-09-2026	5925		1	621,469	474,970	621,469		621,469
Letters of National treasury to discount in pesos - Maturity: 12-31-2021	5938		1	357,004		357,004		357,004
Other				1,698,409	79,284,060	1,698,409		1,698,409

Subtotal local government securities				30,631,174	82,420,193	31,841,818		31,841,818
Private securities
Corporate bonds Tarjeta Naranja Class 048 - Maturity: 04-26-2022	55317		3	539,532		539,532		539,532
Corporate bonds Ledesma SA Class 010 - Maturity: 05-27-2022	55500		3	252,592		252,592		252,592
Debt Securities in Financial Trusts Secubono			3	192,308	191,670	192,308		192,308
Corporate bonds Arcor SAIC Class 009 - Maturity: 07-06-2023	90734		1	132,435		132,435		132,435
Corporate bonds Pan American Energy Argentina S.L Class 012 - Maturity: 04-30-2027	95806		1	132,161		132,161		132,161
Debt Securities in Financial Trusts Surcos			3	129,366	376,007	129,366		129,366
Corporate Bonds Tecpetrol SA CLASS 001 - Maturity: 12-12-2022	93380		1	108,760		108,760		108,760
Corporate Bonds Genneia SA Class 030 - Maturity: 11-24-2022	54988		1	104,312		104,312		104,312
Corporate bonds Pan American Energy Argentina S.L Class 009 - Maturity: 11-15-2023	94470		2	70,107		70,107		70,107
Corporate bonds Telecom Argentina SA Class 001 - Maturity: 07-18-2026	94390		1	40,524		40,524		40,524
Other				73,317	3,563	73,317		73,317
Subtotal local private securities				1,775,414	571,240	1,775,414		1,775,414
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				32,406,588	82,991,433	33,617,232		33,617,232

- 107 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2021 AND  2020

(Translation of the Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

		Holdings				Position
		12/31/2021			12/31/2020	12/31/2021
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES
Measured at fair value through other comprehensive income
- Local
Government securities
Adjusted	5928		1	29,321,529		29,321,529		29,321,529
Federal government treasury bonds in pesos adjusted by CER - Maturity: 09-20-2022	5495		1	25,114,882		25,114,882		25,114,882
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 07-29-2022	5815		1	19,588,804		19,588,804		19,588,804
Federal government treasury bonds in pesos BADLAR +200 PB - Maturity: 04-03-2022	5480		1	15,202,690	49,728	15,202,690		15,202,690
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2023	5492		1	10,414,066	1,568,690	10,414,066		10,414,066
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 04-18-2022	5934		1	9,905,621		9,905,621		9,905,621
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 05-23-2022	5936		1	4,021,054		4,021,054		4,021,054
Letters of National Estate in pesos to discount - Maturity: 01-31-2022	5917		1	3,794,807		3,794,807		3,794,807
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2024	5493		1	3,357,516	1,321,885	3,357,516		3,357,516
Federal government treasury bonds in pesos adjusted by CER - Maturity: 08-13-2023	5497		1	3,096,000		3,096,000		3,096,000
Other				1,036,873	64,664,356	1,036,873		1,036,873
Subtotal local government securities				124,853,842	67,604,659	124,853,842		124,853,842
Central Bank of Argentina Bills
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-04-2022			2	21,520,780		21,520,780		21,520,780
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-27-2022			2	18,879,645		18,879,645		18,879,645
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-18-2022			2	18,637,794		18,637,794		18,637,794
Liquidity letters of Central Bank of Argentina in pesos - Maturity:. 01-11-2022			2	17,725,328		17,725,328		17,725,328
Liquidity letters of Central Bank of Argentina in pesos - Maturity:. 01-13-2022			2	17,501,774		17,501,774		17,501,774
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-25-2022			1	16,551,744		16,551,744		16,551,744
Liquidity letters of Central Bank of Argentina in pesos - Maturity:. 01-06-2022			2	15,888,779		15,888,779		15,888,779
Liquidity letters of Central Bank of Argentina in pesos - Maturity:. 01-20-2022			2	6,264,907		6,264,907		6,264,907
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-21-2021					32,027,644
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-12-2021					29,785,222
Other					132,412,367
Subtotal Central Bank of Argentina Bills				132,970,751	194,225,233	132,970,751		132,970,751
- Foreign
Government securities
US Treasury Bill – Maturity: 01-20-2022			1	4,109,963		4,109,963		4,109,963
US Treasury Bill – Maturity: 01-14-2021					3,810,254
US Treasury Bill – Maturity: 01-19-2021					1,270,073
US Treasury Bill – Maturity: 01-21-2021					1,016,064
US Treasury Bill – Maturity: 01-28-2021					757,588
Subtotal foreign government securities				4,109,963	6,853,979	4,109,963		4,109,963
Total Other debt securities measured at fair value through other comprehensive income				261,934,556	268,683,871	261,934,556		261,934,556
Measured at amortized cost
- Local
Government securities
Federal government bonds in pesos at 22% - Maturity: 05-21-2022	5496	22,182,944	1	22,745,428	30,432,836	22,745,428		22,745,428
Treasury bills of Province of Neuquén Series 1 Class 1 - Maturity: 04-07-2022	42382	309,200	2	311,759		311,759		311,759
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	45696	438,680	1	265,859	277,225	265,859		265,859
Debt securities of Province of Río Negro in pesos - Maturity: 04-12-2022	42385	206,200	1	218,610		218,610		218,610
Treasury bills of Province of Río Negro Series 2 Class 1 - Maturity: 06-15-2022	42479	190,842	2	193,603		193,603		193,603
Treasury bills of Province of Neuquén Series 4 Class 1 - Maturity: 02-28-2022	42426	46,424	2	45,855		45,855		45,855
Federal government treasury bonds adjusted by CER - Maturity: 04-17-2021	5494				12,942,139
Federal government treasury letters at variable rate in pesos - Maturity: 03-31-2021	5388				2,389,939
Bonds of treasury of federal government in pesos adjusted by CER - Maturity: 03-18-2022	5491				84,074
Bonds Par denominated in Pesos - Maturity 12-31-2038	45695				42,649
Subtotal local government securities				23,781,114	46,168,862	23,781,114		23,781,114
Private securities
Corporate Bonds YPF SA Class 043 -Maturity: 10-21-2023	50939	72,490	2	55,706	112,103	55,706		55,706
Debt Securities in Financial Trusts Surcos Series 020 Class A - Maturity: 07-15-2022	55767	43,019	1	43,098		43,098		43,098
Debt Securities in Financial Trusts Secubono Series 209 Class A - Maturity: 05-30-2022	55616	34,752	3	30,878		30,878		30,878
Corporate Bonds Santander Río Bank S.A. Class 021 -Maturity: 01-26-2022	53219	26,756	2	26,651	38,806	26,651		26,651
Debt Securities in Financial Trusts Secubono Series 208 Class A - Maturity: 04-28-2022	55519	35,147	3	26,117		26,117		26,117
Debt Securities in Financial Trusts Confibono Series 059 Class A - Maturity: 03-21-2022	55570	21,073	3	21,038		21,038		21,038
Debt Securities in Financial Trusts Accicom Préstamos Pers Series 11 Class A- Maturity: 12-20-2022	55645	21,336	3	19,358		19,358		19,358
Debt Securities in Financial Trusts Secubono Series 210 Class A - Maturity: 06-28-2022	55661	20,352	3	18,608		18,608		18,608
Debt Securities in Financial Trusts Secubono Series 211 Class A - Maturity: 07-28-2022	55735	14,556	3	13,095		13,095		13,095
Debt Securities in Financial Trusts Secubono Series 207 Class A - Maturity: 03-28-2022	55448	8,927	3	5,998		5,998		5,998
Other				3,601	650,122	3,601		3,601
Subtotal local private securities				264,148	801,031	264,148		264,148
Total other debt securities measurement at amortized cost				24,045,262	46,969,893	24,045,262		24,045,262
TOTAL OTHER DEBT SECURITIES				285,979,818	315,653,764	285,979,818		285,979,818

- 108 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2021 AND  2020

(Translation of the Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

		Holdings				Position
		12/31/2021			12/31/2020	12/31/2021
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
Equity Instruments
Measured at fair value through profit or loss
- Local
Prisma Medios de Pago SA			3	1,791,063	2,144,420	1,791,063		1,791,063
Mercado Abierto Electrónico SA			3	205,855	217,692	205,855		205,855
C.O.E.L.S.A			3	37,595	29,450	37,595		37,595
Matba Rofex SA			3	31,398	32,063	31,398		31,398
Sedesa			3	15,316	17,634	15,316		15,316
AC Inversora SA			3	10,178	8,134	10,178		10,178
Provincanje SA			3	8,857	9,423	8,857		8,857
Mercado a Término Rosario SA			3	7,414	6,503	7,414		7,414
Sanatorio Las Lomas SA			3	694	1,048	694		694
San Juan Tennis Club SA			3	437	18	437		437
Other				690	26,251	690		690
Subtotal local				2,109,497	2,492,636	2,109,497		2,109,497
- Foreign
Banco Latinoamericano de Comercio Exterior SA			1	12,457	14,684	12,457		12,457
Cedear McDonald		8030	1	4,839		4,839		4,839
Cedear Berkshire Hathaway Inc.		8529	1	4,818		4,818		4,818
Cedear Pepsico		8146	1	4,799		4,799		4,799
Cedear Microsoft		8032	1	4,688		4,688		4,688
Cedear Alphabet Inc. C.A		8442	1	4,537		4,537		4,537
Cedear Nvidia Corp.		8469	1	3,411		3,411		3,411
Cedear Wells F&C		8047	1	3,289		3,289		3,289
Cedear Bankof America Corp.		8281	1	3,259		3,259		3,259
Cedear Exxon Mob		8019	1	3,233		3,233		3,233
Other				20,668	2,866	20,668		20,668
Subtotal foreign				69,998	17,550	69,998		69,998
Total measured at fair value through profit or loss				2,179,495	2,510,186	2,179,495		2,179,495
TOTAL EQUITY INSTRUMENTS				2,179,495	2,510,186	2,179,495		2,179,495
TOTAL GOVERNMENT AND PRIVATE SECURITIES				320,565,901	401,155,383	321,776,545		321,776,545

- 109 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF DECEMBER 31, 2021 AND 2020

(Translation of the Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

COMMERCIAL	12/31/2021	12/31/2020
In normal situation	84,151,743	109,834,266
With senior “A” collateral and counter-collateral	11,464,358	5,119,410
With senior “B” collateral and counter-collateral	16,168,204	14,642,798
Without senior collateral or counter-collateral	56,519,181	90,072,058

Subject to special monitoring	2,131,210	4,524,844
In observation
With senior “A” collateral and counter-collateral	1,474	510
With senior “B” collateral and counter-collateral	1,763,274	3,215,408
Without senior collateral or counter-collateral	366,462	920,869
In negotiation or with financing agreements
With senior “B” collateral and counter-collateral		205,403
Without senior collateral or counter-collateral		182,654

Troubled	750,930	124,456
With senior “B” collateral and counter-collateral	110,110
Without senior collateral or counter-collateral	640,820	124,456

With high risk of insolvency	115,458	128,544
With senior “A” collateral and counter-collateral	100,993
With senior “B” collateral and counter-collateral	6,895	118,094
Without senior collateral or counter-collateral	7,570	10,450

Irrecoverable		787,713
With senior “A” collateral and counter-collateral		80,147
With senior “B” collateral and counter-collateral		641,568
Without senior collateral or counter-collateral		65,998

Subtotal Commercial	87,149,341	115,399,823

- 110 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B

(Continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

 BY SITUATION AND COLLATERAL RECEIVED

AS OF DECEMBER 31, 2021 AND 2020

(Translation of the Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Consumer and mortgage	12/31/2021	12/31/2020
Performing	273,265,638	290,498,410
With senior “A” collateral and counter-collateral	19,102,662	29,557,988
With senior “B” collateral and counter-collateral	23,227,225	24,699,392
Without senior collateral or counter-collateral	230,935,751	236,241,030

Low risk	1,934,236	112,283
With senior “A” collateral and counter-collateral	62,831	7,555
With senior “B” collateral and counter-collateral	115,231	83
Without senior collateral or counter-collateral	1,756,174	104,645

Low risk - in special treatment	62,317	15,906
With senior “B” collateral and counter-collateral	20,449
Without senior collateral or counter-collateral	41,868	15,906

Medium risk	1,451,449	324,109
With senior “A” collateral and counter-collateral	9,222	6,851
With senior “B” collateral and counter-collateral	59,883	45,320
Without senior collateral or counter-collateral	1,382,344	271,938

High risk	1,661,471	564,961
With senior “A” collateral and counter-collateral	21,182	31,603
With senior “B” collateral and counter-collateral	112,734	71,451
Without senior collateral or counter-collateral	1,527,555	461,907

Irrecuperable	784,842	1,237,732
With senior “A” collateral and counter-collateral	19,184	16,949
With senior “B” collateral and counter-collateral	191,020	361,973
Without senior collateral or counter-collateral	574,638	858,810

Subtotal consumer and mortgage	279,159,953	292,753,401
Total	366,309,294	408,153,224

- 111 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B

(Continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF DECEMBER 31, 2021 AND 2020

(Translation of the Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021,except as otherwise indicated)

This exhibit discloses the contractual figures as established by the BCRA. The reconciliation with the consolidated statement of financial position is listed below:

	12/31/2021	12/31/2020
Loans and other financing	352,361,199	388,413,137
Added:
Allowances for loans and other financing	9,631,366	15,128,282
Adjustment amortized cost and fair value	1,129,497	203,892
Debt securities of financial trust - Measured at amortized cost	178,204	251,607
Corporate bonds	86,487	551,451
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(98,881)	(88,004)
Guarantees provided and contingent liabilities	3,021,422	3,692,859
Total computable items	366,309,294	408,153,224

- 112 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT C

CONSOLIDATED CONCENTRATION OF LOANS AND FINANCING FACILITIES

AS OF DECEMBER 31, 2021 AND 2020

(Translation of the Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

	12/31/2021		12/31/2020
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	18,374,756	5.02	45,591,354	11.17
50 next largest customers	29,886,287	8.16	35,485,515	8.69
100 next largest customers	21,312,093	5.82	20,613,963	5.05
Other customers	296,736,158	81.00	306,462,392	75.09

Total (1)	366,309,294	100.00	408,153,224	100.00

(1) See reconciliation in Exhibit B

- 113 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT D

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERM

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		231,864	623,940	486,951	1,230,632	477,747		3,051,134
Financial sector		255,723	666,131	37,420	129,864	728,954	134,062	1,952,154
Non-financial private sector and foreign residents	1,513,354	134,882,819	42,295,994	48,311,345	63,794,903	75,301,928	114,926,091	481,026,434
Total	1,513,354	135,370,406	43,586,065	48,835,716	65,155,399	76,508,629	115,060,153	486,029,722

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERM

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		362,355	1,071,367	1,089,986	1,966,318	3,381,410	717,252	8,588,688
Financial sector		110,435	552,608	818,840	507,516	1,518,038		3,507,437
Non-financial private sector and foreign residents	1,976,809	142,739,326	46,419,093	63,310,427	74,731,191	71,044,263	115,609,094	515,830,203
Total	1,976,809	143,212,116	48,043,068	65,219,253	77,205,025	75,943,711	116,326,346	527,926,328

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

- 114 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT E

CONSOLIDATED DETAILED INFORMATION ON INTERESTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2021 AND 2020

(Translation of the Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

	Shares of interest						Information of the issuer
								Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount 12/31/2021	Amount 12/31/2020	Main business activity	Year-end date period / year	Capital Stock	Shareholders' equity	Income for the Period / Year
In complementary services companies
- Associates and joint ventures
Local
Joint ventures (See Note 13.2 a) and b))					272,157	218,262	Management of tax services
Play Digital SA (See Note 13.1 b)	Common	1	1	119,177,505	170,976	85,983	Electronic, technological and computer services	09/30/2021	2,152,921	1,706,403	(828,681)
Finova SA (See Note 13.2.c)	Common	1	1	255,000	42,556		Informatics services	12/31/2021	450	34,797	(21,836)
Subtotal local					485,689	304,245

Total in complementary services associates companies and joint ventures					485,689	304,245
Total in complementary services companies					485,689	304,245

In other associates
- Associates and joint ventures
Local
Macro Warrants SA (See Note 13.1 a)	Common	1	1	50,000	3,815	3,532	Issue of warrants	09/30/2021	1,000	76,290	4,925
Subtotal local					3,815	3,532
Total in other associates and joint ventures					3,815	3,532
Total investments in other companies					489,504	307,777

- 115 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT F

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

	Original value at						Depreciation for the fiscal year						Residual
Item	beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers (1)	Difference for conversion	Accumulated	Transfers	Decrease	Difference for conversion	For the fiscal year	At the end	value at the end of the fiscal year
Cost
Real property	45,999,203	50	298,506	87,401	1,718,510		3,767,066	98,265	11,052		963,435	4,817,714	43,111,104
Furniture and facilities	5,994,054	10	194,542	2,009	425,264	(136)	2,696,998	133	995	(112)	561,272	3,257,296	3,354,419
Machinery and equipment	8,289,825	5	638,911	30,785	506,709	(770)	5,215,130	(704)	4,624	(504)	1,283,050	6,492,348	2,911,542
Vehicles	1,287,553	5	128,433	82,915	3,217		1,053,829	179	73,018		114,737	1,095,727	240,561
Other	1,330	3	315	414		(338)	615		414	(181)	406	426	467
Work in progress	1,265,673		2,203,736		(1,883,204)								1,586,205
Right of use real property	3,133,674	5	654,427	24,431	16,058	(4,458)	1,359,794	730	20,657	(1,349)	768,827	2,107,345	1,667,925
Total property, plant and equipment	65,971,312		4,118,870	227,955	786,554	(5,702)	14,093,432	98,603	110,760	(2,146)	3,691,727	17,770,856	52,872,223

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

	Original						Depreciation for the fiscal year						Residual
Item	value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers (1)	Difference for conversion	Accumulated	Transfers (1)	Decrease	Difference for conversion	For the fiscal year	At the end	value at the end of the fiscal year
Cost
Real property	45,013,754	50	290,329	0	695,120		2,852,796	(18,360)			932,630	3,767,066	42,232,137
Furniture and facilities	5,558,958	10	130,920	26,331	334,770	(4,263)	2,166,229	212	23,751	(4,107)	558,415	2,696,998	3,297,056
Machinery and equipment	7,338,380	5	750,483	202	201,180	(16)	3,900,756	143	1,088	(181)	1,315,500	5,215,130	3,074,695
Vehicles	1,264,858	5	122,035	98,648		(692)	1,033,050		92,144	(692)	113,615	1,053,829	233,724
Other	4,026	3	36	2,333		(399)	3,998		2,910	(505)	32	615	715
Work in progress	1,795,021		699,567	0	(1,228,915)								1,265,673
Right of use real property	2,513,628	5	795,515	174,456		(1,013)	622,409		48,951	(1,858)	788,194	1,359,794	1,773,880
Total property, plant and equipment	63,488,625		2,788,885	301,970	2,155	(6,383)	10,579,238	(18,005)	168,844	(7,343)	3,708,386	14,093,432	51,877,880

(1)	During the fiscal year 2021, under this item transfers were made to Non-current assets held for sale.

- 116 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT F

(Continued)

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

							Depreciation for the fiscal year						Residual
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increase	Decrease	Transfers	Difference for conversion	Accumulated	Transfers	Decrease	Difference for conversion	For the fiscal year	At the end	value at the end of the fiscal year
Cost
Leased properties	332,402	50			(101,393)		54,573	(49,606)			3,378	8,345	222,664
Other investment properties	1,278,298	50	127,123	23,723	(677,892)	(66)	76,634	(48,658)	3,884		32,603	56,695	647,045
Total investment property	1,610,700		127,123	23,723	(779,285)	(66)	131,207	(98,264)	3,884		35,981	65,040	869,709

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

	Original Value at					Depreciation for the fiscal year						Residual
Item	beginning of fiscal year	Useful life estimated in years	Increase	Decrease	Transfers (1)	Accumulated	Transfers (1)	Decrease	Difference for conversion	For the fiscal year	At the end	value at the end of the fiscal year
Cost
Leased properties	332,401	50	2		(1)	50,858	1			3,714	54,573	277,829
Other investment properties	1,266,377	50	105,827	64	(93,842)	58,618	165	7		17,858	76,634	1,201,664
Total investment property	1,598,778		105,829	64	(93,843)	109,476	166	7		21,572	131,207	1,479,493

(1)	During the fiscal year 2020, under this item transfers were made from/to property, plant and equipment.

- 117 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT G

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

	Original					Depreciation for the fiscal year					Residual
Item	Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	value at the end of the fiscal year
Cost
Licenses	4,150,115	5	870,435		(10,073)	2,152,905	(339)		912,439	3,065,005	1,945,472
Other intangible assets	13,026,206	5	3,237,498	93		7,319,265		22	2,485,561	9,804,804	6,458,807
Total intangible assets	17,176,321		4,107,933	93	(10,073)	9,472,170	(339)	22	3,398,000	12,869,809	8,404,279

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

	Original					Depreciation for the fiscal year					Residual
Item	Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	value at the end of the fiscal year
Cost
Licenses	3,358,091	5	792,030		(6)	1,376,555	(4)		776,354	2,152,905	1,997,210
Other intangible assets	10,479,489	5	2,548,516	1,797	(2)	5,182,347	(3)	1,797	2,138,718	7,319,265	5,706,941
Total intangible assets	13,837,580		3,340,546	1,797	(8)	6,558,902	(7)	1,797	2,915,072	9,472,170	7,704,151

- 118 -	Delfín Jorge Ezequiel Carballo Chairperson

            EXHIBIT H

CONSOLIDATED DEPOSIT CONCENTRATION

AS OF DECEMBER 31, 2021 AND 2020

(Translation of the Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Number of customers	12/31/2021		12/31/2020

	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	45,845,117	7.79	141,282,044	19.15
50 next largest customers	35,321,482	6.00	69,559,672	9.43
100 next largest customers	22,440,559	3.81	31,549,647	4.28
Other customers	485,243,546	82.40	495,322,840	67.14

Total	588,850,704	100.00	737,714,203	100.00

- 119 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Item	Remaining terms to maturity
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	534,412,537	52,250,559	6,441,859	550,099	43,267	1,264	593,699,585
From the non-financial government sector	53,454,556	2,113,040	1,183,257	2,606			56,753,459
From the financial sector	961,192						961,192
From the non-financial private sector and foreign residents	479,996,789	50,137,519	5,258,602	547,493	43,267	1,264	535,984,934
Liabilities at fair value through profit or loss	1,627,732						1,627,732
Derivative instruments			2,532				2,532
Other Financial Liabilities	66,471,643	176,593	158,167	258,006	377,884	497,652	67,939,945
Financing received from the Central Bank of Argentina and other financial institutions	235,308	182,952	13,519	8,318	5,724		445,821
Issued corporate bonds			3,141,995				3,141,995
Subordinated corporate bonds			1,364,088	1,364,089	2,728,178	49,252,993	54,709,348

Total	602,747,220	52,610,104	11,122,160	2,180,512	3,155,053	49,751,909	721,566,958

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

- 120 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT I

(Continued)

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Item	Remaining terms to maturity
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	663,992,149	67,995,710	8,425,133	4,566,614	52,538	3,301	745,035,445
From the non-financial government sector	102,449,069	8,390,806	1,361,454	3,212			112,204,541
From the financial sector	1,051,180						1,051,180
From the non-financial private sector and foreign residents	560,491,900	59,604,904	7,063,679	4,563,402	52,538	3,301	631,779,724
Derivative instruments	63	284					347
Repo transactions	936,425						936,425
Other financial institutions	936,425						936,425
Other Financial Liabilities	72,265,432	201,770	189,951	478,785	399,376	776,374	74,311,688
Financing received from the Central Bank of Argentina and other financial institutions	633,111	301,085	308,033	121,814	60,517	8,640	1,433,200
Issued corporate bonds	315,990		4,169,156	314,031	3,902,964		8,702,141
Subordinated corporate bonds			1,714,632	1,714,634	3,771,176	65,888,637	73,089,079

Total	738,143,170	68,498,849	14,806,905	7,195,878	8,186,571	66,676,952	903,508,325

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

- 121 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT J

CONSOLIDATED CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Item	Amounts at beginning of fiscal year	Increases	Decreases		Monetary effects generated for
			Reversals	Charge off	provisions	12/31/2021
Provisions for eventual commitments	25,972	369,744	0	1,271	(53,341)	341,104
For Administrative, disciplinary and criminal penalties	1,084	41,631	252	41,576	(387)	500
Other	1,942,013	1,456,224	0	1,500,891	(597,374)	1,299,972
Total Provisions	1,969,069	1,867,599	252	1,543,738	(651,102)	1,641,576

CONSOLIDATED CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Item	Amounts at beginning of fiscal year	Increases	Decreases		Monetary effects generated for
			Reversals	Charge off	provisions	12/31/2020
Provisions for eventual commitments	35,492	11,882	0	12,107	(9,295)	25,972
For Administrative, disciplinary and criminal penalties	1,475	0	0	0	(391)	1,084
Other	2,991,001	1,693,583	12	1,903,537	(839,022)	1,942,013
Total Provisions	3,027,968	1,705,465	12	1,915,644	(848,708)	1,969,069

- 122 -	Delfín Jorge Ezequiel Carballo Chairperson

              EXHIBIT L

CONSOLIDATED FOREIGN CURRENCY AMOUNTS

AS OF DECEMBER 31, 2021 AND 2020

(Translation of the Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Item	12/31/2021					12/31/2020
	Total parent company and	Total per currency
	local branches	US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	122,029,652	121,226,437	546,330	22,193	234,692	159,576,341
Debt securities at fair value through profit or loss	1,233,936	1,233,936				8,992
Other financial assets	5,989,715	5,989,715				7,512,726
Loans and other financing	15,334,766	15,334,766				35,155,595
Other financial institutions						32,044
From the non-financial private sector and foreign residents	15,334,766	15,334,766				35,123,551
Other debt securities	33,870,709	33,870,709				8,890,918
Financial assets delivered as guarantee	2,296,815	2,289,800	7,015			2,750,726
Equity Instruments at fair value through profit or loss	69,998	69,998				17,550
Total assets	180,825,591	180,015,361	553,345	22,193	234,692	213,912,848
Liabilities
Deposits	96,602,915	96,596,981	5,934			116,376,507
Non-financial government sector	7,676,485	7,676,485				6,337,255
Financial sector	760,577	760,577				866,242
Non-financial private sector and foreign residents	88,165,853	88,159,919	5,934			109,173,010
Liabilities at fair value through profit or loss	126,311	126,311
Other financial liabilities	6,507,517	6,256,573	237,415		13,529	27,847,368
Financing from Central Bank and other financial Institutions	276,681	271,339	5,342			708,843
Subordinated corporate bonds	41,974,169	41,974,169				51,773,419
Other non-financial liabilities	40,431	40,431				30,710
Total liabilities	145,528,024	145,265,804	248,691		13,529	196,736,847

- 123 -	Delfín Jorge Ezequiel Carballo Chairperson

              EXHIBIT N

CONSOLIDATED FOREIGN CURRENCY AMOUNTS
AS OF DECEMBER 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Item	In normal situation	12/31/2021	12/31/2020
Loans and other financing
Overdrafts	353,955	353,955	618,189
Without senior collateral or counter-collateral	353,955	353,955	618,189
Documents	28,541	28,541	2,306
With senior “A” collateral and counter-collateral	2,783	2,783	2,306
Without senior collateral or counter-collateral	25,758	25,758
Mortgage and pledge	230,578	230,578	250,524
With senior “B” collateral and counter-collateral	97,525	97,525	214,176
Without senior guarantees or counter-guarantees	133,053	133,053	36,348
Personal	1,795	1,795	19,763
Without senior collateral or counter-collateral	1,795	1,795	19,763
Credit cards	142,316	142,316	90,547
With senior “A” collateral and counter-collateral	159	159	240
Without senior collateral or counter-collateral	142,157	142,157	90,307
Other	3,780,700	3,780,700	1,709,822
With senior “A” collateral and counter-collateral	5,484	5,484	30,709
With senior “B” collateral and counter-collateral	23,068	23,068	9,449
Without senior collateral or counter-collateral	3,752,148	3,752,148	1,669,664

Total loans and other financing	4,537,885	4,537,885	2,691,150
Eventual commitments	137,375	137,375	162,819
Total	4,675,260	4,675,260	2,853,970
Allowances	65,486	65,486	23,142

- 124 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT P

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

		Fair value through other	Fair value through profit or loss	Fair value hierarchy
Item	Amortized cost	comprehensive income	Obligatory measurement	Level 1	Level 2	Level 3
Financial assets
Cash and deposits in banks
Cash	26,624,503
Financial institutions and correspondents	145,701,649
Other	6,426
Debt securities at fair value through profit or loss			32,406,588	31,000,826	289,009	1,116,753
Derivative financial instruments			1,296	396	900
Repo transactions
Central Bank of the Argentine Republic	31,405,801
Other financial assets	33,069,312		2,070,550	2,039,529		31,021
Loans and other financing
To the non-financial government sector	2,376,011
Other financial institutions	1,510,255
To the non-financial private sector and foreign residents
Overdrafts	24,393,228
Documents	42,395,059
Mortgage loans	41,691,947
Pledge loans	7,560,640
Personal loans	97,887,634
Credit cards	94,963,074
Financial leases	477,990
Other (1)	39,105,361
Other debt securities	24,045,262	261,934,556		145,515,549	116,419,007
Financial assets delivered as guarantee	17,964,257
Equity Instruments at fair value through profit or loss			2,179,495	67,490		2,112,005
Total financial assets	631,178,409	261,934,556	36,657,929	178,623,790	116,708,916	3,259,779

(1) Includes the total provisions to the non-financial private sector and foreign residents.

- 125 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT P
(continued)

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

		Fair value through other	Fair value through profit or loss	Fair value hierarchy
Item	Amortized cost	comprehensive income	Obligatory measurement	Level 1	Level 2	Level 3
Financial liabilities
Deposits
From the non-financial government sector	56,402,528
From the financial sector	961,192
From the non-financial private sector and foreign residents
Checking accounts	100,868,512
Savings accounts	185,245,996
Time deposits and Investment accounts	229,654,054
Other	15,718,422
Liabilities at fair value through profit or loss		1,501,421	126,311	1,627,732
Derivative financial instruments			2,532		2,532
Other financial liabilities	67,935,119
Financing received from Central Bank of Argentina and other financial institutions	437,726
Issued corporate bonds	2,990,809
Subordinated corporate bonds	41,974,169
Total financial liabilities	702,188,527	1,501,421	128,843	1,627,732	2,532

- 126 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT P

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

		Fair value through other	Fair value through profit or loss	Fair value hierarchy
Item	Amortized cost	comprehensive income	Obligatory measurement	Level 1	Level 2	Level 3
Financial assets
Cash and deposits in banks
Cash	38,373,382
Financial institutions and correspondents	157,793,718
Other	7,943
Debt securities at fair value through profit or loss			82,991,433	82,420,193	10	571,230
Derivative financial instruments			10,916		10,916
Repo transactions
Central Bank of the Argentine Republic	59,503,764
Other financial assets	27,593,415		913,864	874,349		39,515
Loans and other financing
To the non-financial government sector	5,456,248
Other financial institutions	2,751,126
To the non-financial private sector and foreign residents
Overdrafts	26,583,643
Documents	41,266,226
Mortgage loans	38,355,185
Pledge loans	5,019,644
Personal loans	106,049,719
Credit cards	97,004,890
Financial leases	178,960
Other (1)	65,747,496
Other debt securities	46,969,892	268,683,872		174,213,034	94,470,838
Financial assets delivered as guarantee	20,522,947	1,050,173		1,050,173
Equity Instruments at fair value through profit or loss			2,510,186	14,876		2,495,310
Total financial assets	739,178,198	269,734,045	86,426,399	258,572,625	94,481,764	3,106,055

(1) Includes the total provisions to the non-financial private sector and foreign residents.

- 127 -	Delfín Jorge Ezequiel Carballo Chairperson

              EXHIBIT P

              (continued)

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

		Fair value through other	Fair value through profit or loss	Fair value hierarchy
Item	Amortized cost	comprehensive income	Obligatory measurement	Level 1	Level 2	Level 3
Financial liabilities
Deposits
From the non-financial government sector	111,040,851
From the financial sector	1,051,180
From the non-financial private sector and foreign residents
Checking accounts	98,717,496
Savings accounts	209,574,132
Time deposits and Investment accounts	274,362,919
Other	42,967,625
Derivative financial instruments			347	347
Repo transactions
Other financial institutions	933,682
Other financial liabilities	74,287,265
Financing received from Central Bank of Argentina and other financial institutions	1,387,310
Issued corporate bonds	7,436,745
Subordinated corporate bonds	51,773,419
Total financial liabilities	873,532,624		347	347

- 128 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
AS OF DECEMBER 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

	Net financial Income/ (Loss)
	Mandatory measurement
Items	12/31/2021	12/31/2020
For measurement of financial assets at fair value through profit or loss
Gain from government securities	16,914,637	15,210,215
Gain from private securities	1,242,871	1,279,712
Gain from derivative financial instruments
Forward transactions		114,641
(Loss)/Gain from other financial assets	(9,785)	4,014
Gain from equity instruments at fair value through profit or loss	1,039,824	73,664
Gain from sales or decreases of financial assets at fair value (1)	714,877	52,477
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Forward transactions	(93,665)
Total	19,808,759	16,734,723

(1) Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the fiscal year.

- 129 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q
(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

AS OF DECEMBER 31, 2021 AND 2020

(Translation of the Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Interest and adjustment for the application of the effective interest rate of financial assets measured at	Net financial Income/(Loss)
amortized cost	12/31/2021	12/31/2020
Interest income
for cash and bank deposits	13,178	193,459
for government securities	7,533,921	9,695,363
for debt securities	302,874	2,427,111
for loans and other financing
Non-financial public sector	1,815,621	4,457,686
Financial sector	675,993	1,527,636
Non-financial private sector
Overdrafts	8,072,197	16,321,251
Documents	9,373,376	7,182,686
Mortgage loans	15,282,763	12,187,055
Pledge loans	1,063,465	718,517
Personal loans	48,138,879	49,343,302
Credit cards	14,730,200	17,374,420
Financial leases	84,257	86,088
Other	15,518,711	19,954,431
for repo transactions
Central Bank of Argentina	8,483,343	10,523,218
Other financial institutions	52,679	144,413
Total	131,141,457	152,136,636
Interest expenses
for deposits
Non-financial private sector
Checking accounts	(1,316,252)	(2,982,437)
Saving accounts	(1,236,778)	(987,366)
Time deposits and investments accounts	(87,258,406)	(81,358,031)
for Financing received from Central Bank of Argentina and other financial institutions	(156,354)	(152,201)
for repo transactions
Other financial institutions	(294,566)	(295,464)
for other financial liabilities	(64,385)	(92,586)
Issued corporate bonds	(862,078)	(2,336,382)
for subordinated corporate bonds	(3,245,046)	(3,619,241)
Total	(94,433,865)	(91,823,708)

- 130 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q
(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

AS OF DECEMBER 31, 2021 AND 2020

(Translation of the Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Interest and adjustment for the application of	Income for	Other	Income for	Other
the effective interest rate of financial assets	the fiscal	comprehensive	the fiscal	comprehensive
measured at fair value through other	year	income	year	income
comprehensive income	12/31/2021	12/31/2021	12/31/2020	12/31/2020
From debt government securities	94,290,726	495,562	84,962,797	(2,088,118)
Total	94,290,726	495,562	84,962,797	(2,088,118)

	Income for the fiscal year
Items	12/31/2021	12/31/2020
Commissions income
Commissions related to obligations	20,370,369	19,613,645
Commissions related to credits	170,518	278,423
Commissions related to loans commitments and financial guarantees	6,012	1,750
Commissions related to securities value	758,342	821,854
Commissions for credit cards	12,481,450	13,340,932
Commissions for insurances	2,284,875	2,417,088
Commissions related to trading and foreign exchange transactions	912,509	873,444
Total	36,984,075	37,347,136
Commissions expenses
Commissions related to trading with debt securities	(1,921)
Commissions related to trading and foreign exchange transactions	(153,022)	(177,386)
Other
Commissions paid ATM exchange	(2,367,455)	(1,906,523)
Checkbooks commissions and clearing houses	(632,278)	(610,484)
Credit cards and foreign trade commissions	(376,275)	(395,825)
Total	(3,530,951)	(3,090,218)

- 131 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT R

 VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

		Movements between stages for the fiscal year
			ECL of remanent life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by provisions	12/31/2021
Other financial assets	28,569	8,775			(10,896)	26,448
Loans and other financing	15,128,282	(2,435,655)	507,232	1,428,382	(4,996,875)	9,631,366
Other financial institutions	25,075	(15,566)			(5,858)	3,651
To the non-financial private sector and foreign residents
Overdrafts	1,035,058	121,918	68,476	(261,280)	(255,826)	708,346
Documents	806,967	261,606	180,044	7,303	(294,327)	961,593
Mortgage loans	1,136,515	49,610	1,076,895	181,571	(446,412)	1,998,179
Pledge loans	202,784	(2,821)	(39,811)	34,373	(70,971)	123,554
Personal loans	4,295,402	(826,643)	(332,907)	1,083,632	(1,738,920)	2,480,564
Credit cards	5,115,205	(1,770,750)	(779,751)	451,516	(1,400,967)	1,615,253
Financial leases	15,166	10,182	(4)	(6,454)	(4,271)	14,619
Other	2,496,110	(263,191)	334,290	(62,279)	(779,323)	1,725,607
Eventual commitments	25,972	316,669	45,549		(47,086)	341,104
Other debt securities	2,027	(1,082)			(402)	543
Total of allowances	15,184,850	(2,111,293)	552,781	1,428,382	(5,055,259)	9,999,461

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

		Movements between stages for the fiscal year
	Balances at		ECL of remanent life of financial asset
Item	beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by provisions	12/31/2020
Other financial assets	21,179	17,084			(9,694)	28,569
Loans and other financing	10,417,923	6,349,926	3,039,507	(720,581)	(3,958,493)	15,128,282
Other financial institutions	56,712	(19,701)			(11,936)	25,075
To the non-financial private sector and foreign residents
Overdrafts	1,585,896	20,522	1,905	(32,463)	(540,802)	1,035,058
Documents	754,763	209,327	127,312	(46,759)	(237,676)	806,967
Mortgage loans	787,126	158,480	455,848	5,929	(270,868)	1,136,515
Pledge loans	265,191	37,153	10,830	(26,036)	(84,354)	202,784
Personal loans	3,775,683	1,379,587	753,940	(354,825)	(1,258,983)	4,295,402
Credit cards	1,629,678	3,266,763	1,213,684	(110,981)	(883,939)	5,115,205
Financial leases	10,996	(2,937)	(1,191)	11,665	(3,367)	15,166
Other	1,551,878	1,300,732	477,179	(167,111)	(666,568)	2,496,110
Eventual commitments	35,492	8,027	(8,211)	527	(9,863)	25,972
Other debts securities	3,980	402			(2,355)	2,027
Total of allowances	10,478,574	6,375,439	3,031,296	(720,054)	(3,980,405)	15,184,850

- 132 -	Delfín Jorge Ezequiel Carballo Chairperson

SEPARATE STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Items	Notes	Exhibits	12/31/2021	12/31/2020
ASSETS
Cash and Deposits in Banks	10	P	167,828,670	172,824,071
Cash			26,623,615	38,371,996
Central Bank of Argentina			106,641,108	75,463,152
Other Local and Foreign Entities			34,557,521	58,980,980
Other			6,426	7,943
Debt Securities at fair value through profit or loss	10	A and P	28,296,895	80,280,677
Derivative Financial Instruments	5 and 10	P	1,296	10,916
Repo transactions	6 and 10	P	31,405,801	60,662,069
Other Financial Assets	7, 8 and 10	P and R	25,300,137	24,637,101
Loans and other financing	8 and 10	B, C, D, P and R	353,884,639	388,514,777
Non-financial Public Sector			2,376,011	5,456,248
Other Financial Entities			1,510,255	2,751,126
Non-financial Private Sector and Foreign Residents			349,998,373	380,307,403
Other Debt Securities	8 and 10	A, P and R	281,433,796	308,126,361
Financial Assets delivered as guarantee	9, 10 and 33	P	17,696,082	21,450,305
Current Income Tax Assets			543,439
Equity Instruments at fair value through profit or loss	10	A and P	2,124,462	2,509,994
Investment in subsidiaries, associates and joint arrangements	13	E	7,448,376	7,137,613
Property, plant and equipment		F	52,825,047	51,836,748
Intangible Assets		G	8,379,254	7,701,512
Other Non-Financial Assets	14		1,850,601	2,980,532
Non-current Assets held for sale			3,241,521	3,336,782
TOTAL ASSETS			982,260,016	1,132,009,458

- 133 -	Delfín Jorge Ezequiel Carballo Chairperson

SEPARATE STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Items	Notes	Exhibits	12/31/2021	12/31/2020
LIABILITIES
Deposits	10	H, I and P	585,061,785	732,218,969
Non-financial Public Sector			56,402,528	111,040,851
Financial Sector			961,192	1,051,180
Non-financial Private Sector and Foreign Residents			527,698,065	620,126,938
Derivative Financial Instruments	5 and 10	I and P	2,532	347
Repo Transactions	6 and 10	I and P		933,682
Other Financial Liabilities	10 and 16	I and P	59,023,781	50,157,968
Financing received from the Central Bank of Argentina and other financial entities	10	I and P	437,453	1,386,972
Issued Corporate Bonds	10 and 38	I and P	2,990,809	7,436,745
Current Income Tax Liabilities				7,530,064
Subordinated Corporate Bonds	10 and 38	I and P	42,016,185	51,773,419
Provisions	18	J and R	1,633,415	1,969,069
Deferred Income Tax Liabilities	23		5,692,048	9,496,105
Other Non-financial Liabilities	19		46,833,480	45,593,360
TOTAL LIABILITIES			743,691,488	908,496,700
SHAREHOLDERS’ EQUITY
Capital Stock	31	K	639,413	639,413
Non capital contributions			12,429,781	12,429,781
Adjustments to Shareholders’ Equity			82,601,146	82,601,146
Earnings Reserved			121,826,151	165,758,816
Unappropriated Retained Earnings			(8,920,325)	(76,394,268)
Other Comprehensive Income accumulated	3		2,869,866	1,696,177
Net Income for the fiscal year			27,122,496	36,781,693
TOTAL SHAREHOLDERS’ EQUITY			238,568,528	223,512,758
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			982,260,016	1,132,009,458

Notes 1 to 46 to the separate financial statements and exhibits A to L and N to R are an integral part of the separate financial statements.

- 134 -	Delfín Jorge Ezequiel Carballo Chairperson

SEPARATE STATEMENT OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Items	Notes	Exhibits	12/31/2021	12/31/2020
Interest income		Q	225,142,106	237,066,610
Interest expense		Q	(94,395,138)	(91,818,501)
Net Interest income			130,746,968	145,248,109

Commissions income	24	Q	36,489,714	36,728,808
Commissions expense		Q	(3,176,864)	(3,009,328)
Net Commissions income			33,312,850	33,719,480

Subtotal (Net Interest income + Net Commissions income)			164,059,818	178,967,589

Profit from measurement of financial instruments at fair value through profit or loss		Q	18,953,896	16,943,261
Profit from sold or derecognized assets at amortized cost			244,053	1,951,429
Differences in quoted prices of gold and foreign currency	25		4,456,354	6,082,022
Other operating income	26		5,927,044	7,053,380
Allowances for loan losses			(2,453,050)	(12,087,958)
Net Operating Income			191,188,115	198,909,723

Employee benefits	27		(38,836,417)	(39,516,459)
Administrative expenses	28		(19,793,255)	(21,663,245)
Depreciation and amortization of fixed assets		F and G	(7,071,797)	(6,612,675)
Other Operating Expenses	29		(33,946,442)	(30,682,904)
Operating Income			91,540,204	100,434,440

Income from subsidiaries, associates and joint arrangements			879,250	(430,484)
Loss on net monetary position			(64,262,617)	(45,296,360)
Income before tax on continuing operations			28,156,837	54,707,596

Income tax on continuing operations	23		(1,034,341)	(17,925,903)
Net Income from continuing operations			27,122,496	36,781,693
Net Income for the fiscal year			27,122,496	36,781,693

- 135 -	Delfín Jorge Ezequiel Carballo Chairperson

SEPARATE EARNINGS PER SHARE
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Items	12/31/2021	12/31/2020
Net Profit attributable to Parent’s shareholders	27,122,496	36,781,693
PLUS: Potential diluted earnings per common share
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	27,122,496	36,781,693
Weighted average of outstanding common shares for the fiscal year	639,413	639,413
PLUS: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares for the fiscal year adjusted as per dilution effect	639,413	639,413
Basic earnings per share (in pesos)	42.4178	57.5242

- 136 -	Delfín Jorge Ezequiel Carballo Chairperson

SEPARATE STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Items	Notes	Exhibits	12/31/2021	12/31/2020
Net Income for the fiscal year			27,122,496	36,781,693
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in financial statements conversion			(766,334)	180,923
Foreign currency translation differences for the fiscal year			(766,334)	180,923
Profit or loss from financial instruments measured at fair value through OCI (IFRS 9(4.1.2)(a))			2,118,273	420,414
Profit or loss from financial instruments at fair value through OCI		Q	673,812	(1,815,407)
Adjustment for reclassification for the fiscal year			2,651,201	2,496,055
Income tax	23.b)		(1,206,740)	(260,234)
Interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method			(178,250)	814,369
(Loss)/Income for the fiscal year from interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method			(178,250)	814,369
Total Other Comprehensive Income that will be reclassified to profit or loss for the fiscal year			1,173,689	1,415,706
Total Other Comprehensive Income			1,173,689	1,415,706
Total Comprehensive Income			28,296,185	38,197,399

Notes 1 to 46 to the separate financial statements and exhibits A to L and N to R are an integral part of the separate financial statements

- 137 -	Delfín Jorge Ezequiel Carballo Chairperson

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

		Capital stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulated foreign currency translation difference in financial statements conversion	Other (1)	Legal	Other	Unappropriated Retained Earnings (1)	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	82,601,146	1,366,485	329,692	48,438,170	117,320,646	(39,612,575)	223,512,758
Total comprehensive income for the fiscal year
- Net income for the fiscal year									27,122,496	27,122,496
- Other comprehensive income for the fiscal year					(766,334)	1,940,023			0	1,173,689
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2021	41
-Cash dividends								(12,839,897)		(12,839,897)
- Absorption of loss accumulated
Normative reserve								(667)	667
Normative reserve for future distribution earnings								(30,691,583)	30,691,583
Personal-property tax on business corporation								(400,518)		(400,518)
Amount at the end of the fiscal year		639,413	12,429,781	82,601,146	600,151	2,269,715	48,438,170	73,387,981	18,202,171	238,568,528

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

		Capital stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulated foreign currency translation difference in financial statements conversion	Other (1)	Legal	Other	Unappropriated Retained Earnings (1)	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	82,601,146	1,185,562	(905,091)	31,670,045	81,199,049	6,654,255	215,474,160
Total comprehensive income for the fiscal year
- Net income for the fiscal year									36,781,693	36,781,693
- Other comprehensive income for the fiscal year					180,923	1,234,783			0	1,415,706
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2020
- Legal reserve							16,768,125		(16,768,125)
- Normative reserve								66,280,398	(66,280,398)
- Cash dividends								(30,158,801)		(30,158,801)
Amount at the end of the fiscal year		639,413	12,429,781	82,601,146	1,366,485	329,692	48,438,170	117,320,646	(39,612,575)	223,512,758

(1) Amounts at the beginning of the fiscal year were adjusted in accordance with Communiqué “A” 7211. See also Note 3 to the consolidated financial statements section “New standards adopted in the fiscal year”.

Notes 1 to 46 to the separate financial statements and exhibits A to L and N to R are an integral part of the separate financial statements.

- 138 -	Delfín Jorge Ezequiel Carballo Chairperson

SEPARATE STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Items	Notes	12/31/2021	12/31/2020
Cash flows from operating activities
Income for the fiscal year before Income Tax		28,156,837	54,707,596
Adjustment for the total monetary effect for the fiscal year		64,262,617	45,296,360
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		7,071,797	6,612,675
Allowance for loan losses		2,453,050	12,087,958
Difference in quoted prices of foreign currency		(16,443,107)	(24,052,284)
Other adjustments		41,411,711	38,886,864
Net increase / (decrease) from operating assets:
Debt Securities at fair value through profit or loss		51,988,642	(123,694,433)
Derivative financial instruments		9,620	93,239
Repo transactions		29,256,268	(58,426,478)
Loans and other financing
Non-financial public sector		3,080,237	7,799,365
Other financial entities		1,240,871	5,370,371
Non-financial private sector and foreign residents		27,058,213	39,446,525
Other debt securities		(34,561,917)	(23,379,335)
Financial assets delivered as guarantee		3,754,223	453,677
Equity instruments at fair value through profit or loss		385,532	646,674
Other assets		(918,462)	(15,501,092)
Net increase / (decrease) from operating liabilities:
Deposits
Non-financial public sector		(54,638,323)	74,955,727
Financial sector		(89,988)	405,601
Non-financial private sector and foreign residents		(92,428,873)	117,618,932
Derivative financial instruments		2,185	(1,579,342)
Repo transactions		(933,682)	(1,126,407)
Other liabilities		8,701,720	8,563,246
Income Tax Payments		(10,656,946)	(12,219,065)
Total cash from operating activities (A)		58,162,225	152,966,374

- 139 -	Delfín Jorge Ezequiel Carballo Chairperson

SEPARATE STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Items	Notes	12/31/2021	12/31/2020
Cash flows from investing activities

Payments:
Acquisition of PPE, intangible assets and other assets		(6,729,908)	(5,414,471)
Control obtained in subsidiaries and other businesses		(35,653)
Total cash used in investing activities (B)		(6,765,561)	(5,414,471)

Cash flows from financing activities

Payments:
Non subordinated corporate bonds		(4,089,740)	(3,082,883)
Financing from local financial entities		(794,142)	(3,077,136)
Subordinated corporate bonds		(2,971,945)	(3,345,865)
Other payments related to financing activities		(679,643)	(798,515)
Proceeds:
Non Subordinated Corporate Bonds		659,552
Central Bank of Argentina			10,548
Total cash used in financing activities (C)		(7,875,918)	(10,293,851)
Effect of exchange rate fluctuations (D)		26,301,661	42,220,043
Monetary effect on cash and cash equivalents (E)		(136,067,430)	(106,960,320)
Net (decrease)/increase in cash and cash equivalents (A+B+C+D+E)		(66,245,023)	72,517,775
Restated Cash and cash equivalents at the beginning of the fiscal year	30	367,049,304	294,531,529
Cash and cash equivalents at the end of the fiscal year	30	300,804,281	367,049,304

Notes 1 to 46 to the separate financial statements and exhibits A to L and N to R are an integral part of the separate financial statements.

- 140 -	Delfín Jorge Ezequiel Carballo Chairperson

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Republic of Argentina that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, the Bank performs certain transactions through its subsidiaries Macro Bank Limited (a company organized under the laws of Bahamas), Macro Securities SA, Macro Fiducia SA, Macro Fondos SGFCISA, Argenpay SAU and Fintech SGR.

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994 and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during the fiscal year 2006, the Bank acquired control over Banco del Tucumán SA, which was merged with Banco Macro SA in October 2019.

During 2020 and 2021 the Bank made irrevocable capital contributions in the company Play Digital SA for a total amount of 253,557 (not restated), subscribing 215,717,076 common, registered shares, with a face value of Ps. 1. See note 1 to the consolidated financial statements.

In addition, on October 1, 2021 the Bank decided to exercise a call option to increase up to 24.99% the Bank’s interest in the capital stock of Fintech SGR. As explained in note 3 to the consolidated financial statements, under “Basis for consolidation”, this is a structured entity in which the Bank has control. See note 1 to the consolidated financial statements.

Additionally, on October 1, 2021, the Bank paid 50,850 (not restated) in order to purchase shares representing 50% of the capital stock and votes of Finova SA. See also note 1 to the consolidated financial statements.

On February 23, 2022, the Bank’s Board of Directors approved the issuance of these separate financial statements. Even when the Shareholders’ Meeting has the power to amend these separate financial statements after issuance, in Management’s opinion it will not happen.

2.	OPERATIONS OF THE BANK

Note 2 to the consolidated financial statements includes a detailed description of the agreements that relate the Bank with the Provincial and Municipal governments.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Applicable Accounting Standards

These separate financial statements of the Bank were prepared in accordance with the accounting framework established by the Central Bank of Argentina (BCRA, for its acronym in Spanish), in its Communiqué “A” 6114 as supplemented. Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that affect the preparation of these separate financial statements are as follows:

a)	According to Communiqué “A” 6114, as supplemented, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847. As of the date of issuance of these separate financial statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

b)	Additionally, the Bank received on March 12 and 22, 2021 and April 29, 2019 Memorandums from the BCRA, which established specifics guidelines related to the measurement of the Bank’s holding in Prisma Medios de Pago SA as explained in note 11. Considering such guidelines, the Bank adjusted the fair value previously determined. As of the date of issuance of these separate financial statements, the Bank is in the process of quantifying the difference over such fair value and the fair value calculated according to IFRS, which could be material.

Applicable Accounting Standards

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these annual separate financial statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7411. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Note 3 to the consolidated financial statements presents further detailed descriptions of the basis for the presentation of such financial statements and the main accounting policies used and the relevant information of the subsidiaries. All that is explained therein shall apply to these separate financial statements, except for the goodwill generated by the business combination, as mentioned in note 12, which according to BCRA Communiqué “A” 6618, in the separate financial statements, is included in the net investment of the subsidiary.

Going concern

The Bank’s Management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these separate financial statements continue to be prepared on the going concern basis.

Subsidiaries

As mentioned in note 1, the Bank performs certain transactions through its subsidiaries.

Subsidiaries are all the entities controlled by the Bank. An entity controls another entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

As provided under IAS 27 “Consolidated and Separate Financial Statements”, investments in subsidiaries were accounted for using the “equity method”, established in IAS 28 “Investment in associates and joint ventures”. When using this method, investments are initially recognized at cost, and such amount increases or decreases to recognize investor’s interest in profit and loss of the entity after the date of acquisition or creation.

Shares in profit and loss of subsidiaries and associates are recognized under “Income / (loss) from associates and joint ventures” in the statement of income. Ownership interest in other comprehensive income of subsidiaries is accounted for under “Income / (loss) for the fiscal year in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the participation method”, in the statement of other comprehensive income.

Transcription into books

As of the date of issuance of these separate financial statements, the analytical detail is in the process of being transcribed into the Bank’s inventory book (“Libro Inventario”), general ledger and the separated financial statements into the Bank’s balance book (“Libro Balances”) of Banco Macro SA.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

New standards adopted

New standards adopted are described in note 3 to the consolidated financial statements.

New pronouncements

New pronouncements are described in note 3 to the consolidated financial statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the statement of financial position and therefore, they are an integral part of the total risk of the Bank.

As of December 31, 2021 and 2020, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	12/31/2021	12/31/2020
Undrawn commitments of credit cards and checking accounts	221,916,659	143,727,073
Guarantees granted (1)	1,860,839	1,936,233
Overdraft and unused agreed commitments (1)	872,543	782,793
Letters of credit		1,341,363
Subtotal	224,650,041	147,787,462
Less: Allowance for Expected credit losses (ECL)	(332,943)	(25,972)
Total	224,317,098	147,761,490

(1)	Includes transactions not covered by BCRA debtor classification standard. The Guarantees granted include an amount of 26,092 and 244,328 as of December 31, 2021 and 2020, respectively. The Overdraft and unused agreed commitments include an amount of 96,209 and 123,202 as of December 31, 2021 and 2020, respectively.

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy, described in note 43 to the consolidated financial statements.

5.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs derivative transactions for trading purposes. In note 5 to the consolidated financial statements, the Bank discloses the reasons, types of derivative financial transactions performed by the Bank, the notional value and the fair value of the financial instruments recognized as assets or liabilities in the statement of financial position.

6.	REPO TRANSACTIONS

As of December 31, 2021 and 2020, the Bank has agreed-upon repurchase and reverse repurchase transactions of government and private securities, in absolute value, for 31,405,801 and 61,595,751, respectively. Maturity of the agreed-upon transactions as of December 2021 occurred during the month of January 2022. Furthermore, as of December 31, 2020, the securities delivered to guarantee the reverse repurchase transactions total 1,050,173, and are recorded in “Financial assets delivered as guarantee”, while securities received guarantee repurchase transactions as of December 31, 2021 and 2020, total 35,108,699 and 68,113,533, respectively and were recognized as an off balance sheet transaction.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Profit generated by the Bank as a result of its repurchase transactions arranged during the fiscal years ended on December 31, 2021 and 2020, total 8,536,022 and 10,733,817, respectively, and were accounted for in “Interest income” in the separate statement of income. In addition, losses generated by the Bank as a result of its reverse repurchase transactions arranged during the fiscal years ended on December 31, 2021 and 2020 total 294,566 and 295,464, respectively, and were recognized in “Interest expense” in the separate statement of income.

7.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of December 31, 2021 and 2020 is as follows:

Composition	12/31/2021	12/31/2020
Receivables from spot sales of foreign currency pending settlement	15,467,775	12,740,004
Sundry debtors (see note 11)	9,116,835	10,759,160
Receivables from spot sales of government securities pending settlement	90,848	836,128
Private securities	31,021	39,516
Other	620,106	290,862
Subtotal	25,326,585	24,665,670
Less: Allowances for ECL	(26,448)	(28,569)
Total	25,300,137	24,637,101

Disclosures related to allowance for ECL are detailed in note 8 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

8.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Note 8 to the consolidated financial statements, details the allowances recognized by the Bank under this concept.

In addition, exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk” also discloses the ECL movements by portfolio and products.

9.	FINANCIAL ASSETS DELIVERED AS GUARANTEE

The composition of financial assets delivered as guarantee as of December 31, 2021 and 2020 is as follows:

	Carrying amount
Composition	12/31/2021	12/31/2020
For transactions with the BCRA	15,525,187	18,174,500
For guarantee deposits	2,170,895	2,225,632
For securities forward contracts		1,050,173
Total	17,696,082	21,450,305

The Bank’s Management considers there shall be no losses due to the restrictions on the above listed financial assets.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

10.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

Note 10 to the consolidated financial statements describes the methods and assumptions used to determine the fair value, both of the financial instruments recognized at fair value as of those not accounted for at such fair value in these separate financial statements. In addition, the Bank discloses the relevant information as to instruments included in Level 3 of the fair value hierarchy.

Even though the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs which are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

Exhibit P “Categories of Financial Assets and Liabilities” presents the hierarchy in the Bank’s financial asset and liability at fair value measurement.

Below is the reconciliation between the amounts at the beginning and the end of the fiscal year for the financial assets recognized at fair value, categorized as level 3:

	As of December 31, 2021
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	571,230	39,515	2,495,310
Transfers to Level 3
Transfers from Level 3
Profit and loss	352,566	1,829	621,774
Recognition and derecognition	502,430	5,135	(22,299)
Monetary effects	(309,473)	(15,458)	(982,780)
Amount at the end of the fiscal year	1,116,753	31,021	2,112,005

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

	As of December 31, 2020
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	1,674,888	47,266	3,137,452
Transfers to Level 3
Transfers from Level 3
Profit and loss	313,643	14,297	201,766
Recognition and derecognition	(1,194,786)	(9,820)	25,828
Monetary effects	(222,515)	(12,228)	(869,736)
Amount at the end of the fiscal year	571,230	39,515	2,495,310

Note 10 to the consolidated financial statements, details the valuation techniques and significant unobservable inputs used in the valuation of assets at Level 3.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each fiscal year.

As of December 31, 2021 and 2020, the Bank has not recognized any transfers between levels 1, 2 and 3 of the fair value hierarchy.

Financial assets and liabilities not measured at fair value

The following table shows a comparison between the fair value and the carrying amount of financial instruments not recognized at fair value as of December 31, 2021 and 2020:

	12/31/2021
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	167,828,670	167,828,670			167,828,670
Repo transactions	31,405,801	31,405,801			31,405,801
Other financial assets	25,269,116	25,269,116			25,269,116
Loans and other financing	353,884,639			327,385,535	327,385,535
Other debt securities	24,045,262	22,870,843	649,862	156,143	23,676,848
Financial assets delivered as guarantee	17,696,082	17,696,082			17,696,082
Total	620,129,570	265,070,512	649,862	327,541,678	593,262,052

Financial liabilities
Deposits	585,061,785	330,203,657		254,526,139	584,729,796
Other financial liabilities	59,023,781	57,589,007	1,434,811		59,023,818
Financing received from the BCRA and other financial entities	437,453	395,937	38,375		434,312
Issued corporate bonds	2,990,809		2,632,631		2,632,631
Subordinated corporate bonds	42,016,185		34,493,586		34,493,586
Total	689,530,013	388,188,601	38,599,403	254,526,139	681,314,143

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

	12/31/2020
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	172,824,071	172,824,071			172,824,071
Repo transactions	60,662,069	60,662,069			60,662,069
Other financial assets	24,597,586	24,597,586			24,597,586
Loans and other financing	388,514,777			362,198,537	362,198,537
Other debt securities	46,969,892	15,939,083	33,524,602	223,887	49,687,572
Financial assets delivered as guarantee	20,400,132	20,400,132			20,400,132
Total	713,968,527	294,422,941	33,524,602	362,422,424	690,369,967

Financial liabilities
Deposits	732,218,969	361,672,540		370,126,706	731,799,246
Repo transactions	933,682	933,682			933,682
Other financial liabilities	50,157,968	48,146,524	2,009,484		50,156,008
Financing received from the BCRA and other financial entities	1,386,972	488,858	883,641		1,372,499
Issued corporate bonds	7,436,745		6,220,000		6,220,000
Subordinated corporate bonds	51,773,419		43,929,655		43,929,655
Total	843,907,755	411,241,604	53,042,780	370,126,706	834,411,090

11.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS – PRISMA MEDIOS DE PAGO SA

The composition of equity instruments at fair value through profit or loss is detailed in Exhibit A. For the Bank’s investment in Prisma Medios de Pago SA as of December 31, 2021 and 2020, see also note 11 to the consolidated financial statements.

12.	BUSINESS COMBINATIONS

On October 1, 2021, the Bank exercised the call option to reach 24.99% of the equity interest in Fintech SGR, a structured entity in which the Bank has control. Details generated by this transactions are described in note 12 to the consolidated financial statements.

13.	INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT ARRANGEMENTS

The Bank’s interests in associates and joint ventures are disclosed in note 13 to the consolidated financial statements. For further information on the Bank’s interest in subsidiaries, associates and joint ventures, see also Exhibit E “Detailed information on interest on other companies” in these separate financial statements.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

14.	OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets as of December 31, 2021 and 2020 is as follows:

Composition	12/31/2021	12/31/2020
Advanced prepayments	820,198	688,200
Investment property (see Exhibit F)	457,335	1,167,064
Tax advances	428,599	907,127
Other	144,469	218,141
Total	1,850,601	2,980,532

15.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of a parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of December 31, 2021 and 2020, amounts balances and profit or loss related to transactions generated with related parties are as follows:

	As of December 31, 2021
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	Key management personnel (1)	Other related parties	Total
Assets
Cash and deposit in banks	823								823
Loans and other financing (2)
Documents								28,541	28,541
Overdraft							80,403	252,916	333,319
Credit cards							71,832	44,870	116,702
Lease								28,726	28,726
Personal loans							1,425		1,425
Mortgage loans							256,599		256,599
Other loans		1,384,921					76,342	1,582,029	3,043,292
Other receivables from financial intermediation					758,325			6,900	765,225
Guarantee granted								1,021,252	1,021,252
Total assets	823	1,384,921			758,325		486,601	2,965,234	5,595,904

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

	As of December 31, 2021
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	Key management personnel (1)	Other related parties	Total
Liabilities
Deposits	4	1,590,380	163,720	68,597	31	52,839	467,919	1,090,711	3,434,201
Other financial liabilities							196	5,317	5,513
Subordinated corporate bonds					42,016				42,016
Other non-financial liabilities								15,382	15,382
Total liabilities	4	1,590,380	163,720	68,597	42,047	52,839	468,115	1,111,410	3,497,112
Income / (loss)
Interest income		3,573					160,945	1,373,534	1,538,052
Interest expense		(4,212)				(17,334)	(32,537)	(56,015)	(110,098)
Commissions income		21,993	119		29	223	16	22,560	44,940
Commissions expense					(359)		(23)	(176)	(558)
Profit from measurement of financial instruments at fair value through profit or loss					23,456				23,456
Other operating income	4	3,436			6,699			32	10,171
Administrative expense								(240,291)	(240,291)
Other operating expense								(74,419)	(74,419)
Total Income / (loss)	4	24,790	119		29,825	(17,111)	128,401	1,025,225	1,191,253

(1)	Includes close family members of the key management personnel.

(2)	The maximum financing amount for loans and other financing as of December 31, 2021 for Macro Securities SA, Fintech SGR, Key management personnel and other related parties amounted to 1,396,568, 758,325, 688,510 and 6,115,273, respectively.

	As of December 31, 2020
	Main subsidiaries					Key
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	management personnel (1)	Other related parties	Total
Assets
Cash and deposit in banks	1,017							1,017
Repo transaction		1,158,305						1,158,305
Other financial assets
Loans and other financing (2)							2,306	2,306
Documents						49,439	613,454	662,893
Overdraft						68,404	7,446	75,850
Lease		1,561					7,884	9,445
Personal loans						17,586		17,586
Mortgage loans						127,052		127,052
Other loans		1,074,368					574,316	1,648,684
Guarantee granted							1,255,383	1,255,383
Total assets	1,017	2,234,234				262,481	2,460,789	4,958,521

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

	As of December 31, 2020
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (1)	Other related parties	Total
Liabilities
Deposits	11	1,013,452	197,151	86,001	65,417	749,729	1,198,114	3,309,875
Other financial liabilities		23,570				225	12,629	36,424
Other non-financial liabilities							17,242	17,242
Total liabilities	11	1,037,022	197,151	86,001	65,417	749,954	1,227,985	3,363,541

Income / (loss)
Interest income		70,971				91,288	904,478	1,066,737
Interest expense		(946)			(13,379)	(1,347,242)	(1,113,281)	(2,474,848)
Commissions income		16,207	463		134	214	11,173	28,191
Commissions expense						(204)	(355)	(559)
Profit from measurement of financial instruments at fair value through profit or loss							26,960	26,960
Other operating income	6			2			35	43
Allowance for loan losses		(10,394)						(10,394)
Administrative expense							(252,403)	(252,403)
Other operating expense							(115,864)	(115,864)
Total Income / (loss)	6	75,838	463	2	(13,245)	(1,255,944)	(539,257)	(1,732,137)

(1)	Includes close family members of the key management personnel.

(2)	The maximum financing amount for loans and other financing as of December 31, 2020 for Macro Securities SA, Key management personnel and other related parties amounted to 1,079,213, 1,490,986 and 7,054,028, respectively.

Transactions generated by the Bank with related parties for transactions arranged within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of December 31, 2021 and 2020, totaled 512,029 and 443,714, respectively.

In addition, fees received by the Directors as of December 31, 2021 and 2020 amounted to 1,087,270 and 2,511,363, respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

Composition	12/31/2021	12/31/2020
Board of Directors	13	13
Senior managers of the key management personnel	11	11
Total	24	24

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

16.	OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities as of December 31, 2021 and 2020 is as follows:

Composition	12/31/2021	12/31/2020
Credit and debit card settlement - due to merchants	33,045,879	25,967,336
Amounts payable for spot purchases of foreign currency pending settlement	15,511,801	12,754,523
Payment orders pending to foreign exchange settlement	2,974,408	4,638,594
Collections and other transactions on account and behalf of others	2,431,470	2,133,627
Amounts payable for spot purchases of government securities pending settlement	1,590,268	658,358
Finance leases liabilities (see note 17)	1,409,081	1,768,092
Other	2,060,874	2,237,438
Total	59,023,781	50,157,968

17.	LEASES

17.1 The Bank as a lessee

As explained in note 17.1 to the consolidated financial statements, the Bank has lease arrangements mainly for real properties recognized in the item “Property, plant and equipment”.

Set out below are the carrying amounts of lease liabilities and the movements during the fiscal year:

Movements	2021	2020
At the beginning of the fiscal year	1,768,092	1,873,385
Additions	474,830	574,879
Accretion of interest (see note 29)	218,729	272,881
Difference in foreign currency	223,436	440,760
Payments	(515,526)	(547,672)
Monetary effects	(760,480)	(846,141)
At the end of the fiscal year (see note 16)	1,409,081	1,768,092

The short term leases were recognized as expense for an amount of 7,985 and 8,553 for the years ended December 31, 2021 and 2020, respectively.

The table below shows the maturity of the lease liabilities as of December 31, 2021 and 2020:

Lease liabilities	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Balances as of 12/31/2021	59,400	103,115	141,776	242,070	546,361	367,549	495,171	862,720
Balances as of 12/31/2020	68,546	123,896	160,625	268,357	621,424	377,839	768,829	1,146,668

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

17.2 The Bank as a lessor

In note 17.2 to the consolidated financial statements, are detailed the Bank´s transactions when acts as a lessor.

18.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions as of December 31, 2021 and 2020.

The expected terms to settle these obligations are as follows:

	12/31/2021
Composition	Over 12 months	Within 12 months	12/31/2021	12/31/2020
For administrative, disciplinary and criminal penalties		500	500	1,084
Letters of credits, guarantees and other commitments (1)	332,943		332,943	25,972
Commercial claims in progress (2)	21,060	296,477	317,537	1,040,165
Labor lawsuits	105,238	110,156	215,394	343,771
Pension funds - reimbursement	41,857	64,403	106,260	134,112
Other	5,525	655,256	660,781	423,965
Total	506,623	1,126,792	1,633,415	1,969,069

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in note 4.

(2)	See also note 40.2.

19.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of December 31, 2021 and 2020 is as follows:

Composition	12/31/2021	12/31/2020
Dividends payables (see note 41)	26,580,415	25,026,108
Withholdings	6,986,104	6,220,728
Salaries, bonuses and payroll taxes payables	6,453,378	7,290,961
Taxes payables	3,215,214	2,699,423
Miscellaneous payables	1,832,943	2,117,090
Retirement pension payment orders pending settlement	423,020	618,157
Fees payables	260,130	719,064
Other	1,082,276	901,829
Total	46,833,480	45,593,360

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

20.	EMPLOYEE BENEFITS PAYABLE

The composition of employee benefits payable as of December 31, 2021 and 2020 is as follows:

Short-term employee benefits	12/31/2021	12/31/2020
Vacation accrual	3,329,041	3,417,422
Salaries, bonuses and payroll taxes payables	3,124,337	3,873,539
Total short-term employee benefits	6,453,378	7,290,961

The Bank has not long-term employee benefits or post-employment benefits as of December 31, 2021 and 2020.

21.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of December 31, 2021 and 2020:

12/31/2021	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	167,828,670
Debt securities at fair value through profit or loss		325,067	207,722	10,021,116	7,833,945	18,387,850	5,568,582	4,340,463	9,909,045
Derivative financial instruments				1,296		1,296
Repo transactions		31,405,801				31,405,801
Other financial assets	1,771,758	17,976,233	57,475	625,612		18,659,320		4,869,059	4,869,059
Loans and other financing (1)	164,200	131,326,149	30,763,020	32,942,359	37,944,889	232,976,417	39,829,260	80,914,762	120,744,022
Other debt securities		136,919,772	444,745	52,811,663	44,771,631	234,947,811	42,859,452	3,626,533	46,485,985
Financial assets delivered as guarantee	17,696,082
Equity instruments at fair value through profit or loss	2,124,462
Total assets	189,585,172	317,953,022	31,472,962	96,402,046	90,550,465	536,378,495	88,257,294	93,750,817	182,008,111

Liabilities
Deposits	324,196,170	205,007,403	49,423,975	5,938,761	464,047	260,834,186	31,001	428	31,429
Derivative financial instruments				2,532		2,532
Other financial liabilities		57,569,506	173,663	154,499	253,855	58,151,523	374,806	497,452	872,258
Financing received from the BCRA and other financial institutions		234,942	179,590	11,699	6,120	432,351	5,102		5,102
Issued corporate bonds				2,990,809		2,990,809
Subordinated corporate bonds				916,185		916,185		41,100,000	41,100,000
Total liabilities	324,196,170	262,811,851	49,777,228	10,014,485	724,022	323,327,586	410,909	41,597,880	42,008,789

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

12/31/2020	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	172,824,071
Debt securities at fair value through profit or loss		26,305,483	17,021,155	136,857	33,670,395	77,133,890	1,007,982	2,138,805	3,146,787
Derivative financial instruments		1,671	9,245			10,916
Repo transactions		60,662,069				60,662,069
Other financial assets	2,190,737	15,652,516	68,427	407,403		16,128,346		6,318,018	6,318,018
Loans and other financing (1)	944,815	134,333,666	36,121,369	48,365,761	50,078,802	268,899,598	41,990,230	76,680,134	118,670,364
Other debt securities		194,288,796	4,214,996	26,464,835	49,255,891	274,224,518	30,649,793	3,252,050	33,901,843
Financial assets delivered as guarantee	20,400,132	1,050,173				1,050,173
Equity instruments at fair value through profit or loss	2,509,994
Total assets	198,869,749	432,294,374	57,435,192	75,374,856	133,005,088	698,109,510	73,648,005	88,389,007	162,037,012

Liabilities
Deposits	354,567,476	301,049,989	65,224,108	7,708,678	3,636,383	377,619,158	31,014	1,321	32,335
Derivative financial instruments		63	284			347
Repo transactions		933,682				933,682
Other financial liabilities		48,136,829	196,373	182,522	469,730	48,985,454	396,631	775,883	1,172,514
Financing received from the BCRA and other financial institutions		632,195	292,910	294,918	108,728	1,328,751	50,520	7,701	58,221
Issued corporate bonds		256,491		3,591,321		3,847,812	3,588,933		3,588,933
Subordinated corporate bonds				969,484		969,484		50,803,935	50,803,935
Total liabilities	354,567,476	351,009,249	65,713,675	12,746,923	4,214,841	433,684,688	4,067,098	51,588,840	55,655,938

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

22.	DISCLOSURES BY OPERATING SEGMENT

The Bank has an approach of its banking business that is described in note 22 to the consolidated financial statements.

23.	INCOME TAX

a)	Inflation adjustment and tax rate on income tax

Note 23 to the consolidated financial statements are detailed the legal aspects of the inflation adjustment on income tax and the corporate tax rate on tax rate.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

b)	The main items of deferred income tax

Composition	12/31/2021	12/31/2020
Deferred tax assets
Loans and other financing	2,630,941	2,615,025
Provisions and employee benefits	1,084,017	884,399
Allowances for contingencies	459,249	551,200
Leases	175,719	160,220
Other	258,290	228,234
Total deferred tax assets	4,608,216	4,439,078

Deferred tax liabilities
Property, plant and equipment and other non-financial assets	5,551,377	10,275,465
Intangible assets	2,932,739	2,079,409
Profit or loss for forward sale	932,601	772,396
Investments in other companies	670,522	596,340
Other	213,025	211,573
Total deferred tax liabilities	10,300,264	13,935,183
Net deferred tax liabilities	5,692,048	9,496,105

Changes in net deferred tax assets and liabilities as of December 31, 2021 and 2020 are summarized as follows:

Composition	12/31/2021	12/31/2020
Net deferred tax liabilities at beginning of year	9,496,105	329,814
Profit / (Loss) for deferred taxes recognized in the statement of income	3,804,057	(9,166,291)
Net deferred tax liabilities at fiscal year end	5,692,048	9,496,105

The income tax recognized in the statement of income and in the statement of other comprehensive income differs from the income tax to be recognized if all income were subject to the current tax rate.

The main items of income tax expense in the consolidated financial statements are as follows:

Composition	12/31/2021	12/31/2020
Current income tax expense (1)	3,533,180	6,156,829
(Profit) / Loss for deferred taxes	(3,804,057)	9,166,291
Monetary effects	1,305,218	2,602,783
Income tax loss recorded in the statement of income	1,034,341	17,925,903
Income tax loss recorded in other comprehensive income	1,206,740	260,234
Total	2,241,081	18,186,137

(1)  See section “Tax inflation adjustment – Fiscal years 2019 and 2020” of this note.

The table below shows the reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount:

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

	12/31/2021	12/31/2020
Income carrying amount before income tax	28,156,837	54,707,596
Applicable income tax rate	35%	30%
Income tax on income carrying amount	9,854,893	16,412,279
Net permanent differences and other tax effects including the fiscal inflation adjustment	(8,820,552)	1,513,624
Total income tax	1,034,341	17,925,903

As of December 31, 2021 and 2020, the effective income tax rate is 3.7% and 32.8%, respectively. During fiscal year 2022, the effective income tax rate was affected by the inflation adjustment determined for accounting and income tax purposes, both current and deferred.

Tax inflation adjustment – Fiscal years 2019 and 2020.

As decided by the Board of Directors in the meeting held on May 11, 2020, considering certain case law on the matter assessed by its legal counsel and tax advisors, on May 26, 2020, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of note 23 to the consolidated financial statements). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on July 23, 2021, the Bank filed a reimbursement action with the AFIP requesting that 254,305 (not restated) paid as income tax for the 2020 tax period be reimbursed.

As to the tax periods mentioned in previous paragraphs, on November 1, 2021, the AFIP notified the beginning of an income tax audit.

Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Contentious Court for the periods under analysis. The file 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the file 22278/2021, for the fiscal year 2020, is in process in Court No. 1.

Reimbursement actions – Fiscal years 2013 to 2017 and 2018

On October 24, 2019, Banco Macro SA filed with the AFIP-DGI (Argentine tax authorities) two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during tax periods 2013 through 2017 and 2018, respectively, arising from the impossibility to apply the adjustment for inflation and other adjustment mechanisms set forth by Income Tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for periods 2013 through 2017, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). Since tax authorities have not yet issued a resolution with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020). Both cases are currently at the trial stage.

In connection with the tax periods mentioned in the previous paragraph, on December 19, 2019, the AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 through 2017. On October 4, 2021, the AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and that the admission of reimbursement is subject to a court decision.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

24.	COMMISSIONS INCOME

Composition	12/31/2021	12/31/2020
Performance obligations satisfied at a point in time
Commissions related to obligations	20,356,935	19,613,632
Commissions related to credit cards	12,113,679	12,694,972
Commissions related to insurance	2,284,875	2,417,088
Commissions related to trading and foreign exchange transactions	873,649	810,199
Commissions related to securities value	283,696	206,769
Commissions related to loans and other financing	158,331	272,817
Commissions related to financial guarantees granted	5,917	1,749
Performance obligations satisfied over certain time period
Commissions related to credit cards	367,771	645,960
Commissions related to trading and foreign exchange transactions	38,860	63,245
Commissions related to loans and other financing	4,814	1,104
Commissions related to obligations	1,092	1,272
Commissions related to financial guarantees granted	95	1
Total	36,489,714	36,728,808

25.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Composition	12/31/2021	12/31/2020
Translation of foreign currency assets and liabilities into pesos	3,907,537	4,645,156
Income from foreign currency exchange	548,817	1,436,866
Total	4,456,354	6,082,022

26.	OTHER OPERATING INCOME

Composition	12/31/2021	12/31/2020
Services	2,409,535	3,293,896
Adjustments and interest from other receivables	1,114,137	1,090,511
Other receivables from financial intermediation	941,365	768,668
Adjustments from other receivables with CER clauses	349,644	265,857
Sale of investment properties and other non-financial assets	39,076
Sale of property, plant and equipment	4,629	9,477
For derecognition or substantial modification of financial liabilities		345,630
Other	1,068,658	1,279,341
Total	5,927,044	7,053,380

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

27.	EMPLOYEE BENEFITS

Composition	12/31/2021	12/31/2020
Remunerations	27,663,438	29,354,132
Payroll taxes	6,368,572	6,561,268
Compensations and bonuses to employees	3,718,536	2,760,390
Employee services	1,085,871	840,669
Total	38,836,417	39,516,459

28.	ADMINISTRATIVE EXPENSES

Composition	12/31/2021	12/31/2020
Maintenance, conservation and repair expenses	3,274,760	3,394,986
Armored truck, documentation and events	2,891,241	3,078,076
Taxes	2,877,461	2,750,685
Security services	2,039,237	2,135,251
Electricity and communications	2,028,859	2,305,014
Other fees	1,641,883	1,284,201
Software	1,592,736	1,611,687
Advertising and publicity	869,354	637,058
Fees to directors and syndics	713,824	2,384,249
Insurance	266,817	252,767
Representation, travel and transportation expenses	227,090	176,499
Stationery and office supplies	125,117	136,796
Leases	116,629	135,004
Hired administrative services	18,775	4,930
Other	1,109,472	1,376,042
Total	19,793,255	21,663,245

29.	OTHER OPERATING EXPENSES

Composition	12/31/2021	12/31/2020
Turnover tax	17,919,468	16,889,885
From credit cards	7,689,184	6,873,317
Charges for other provisions	1,622,422	1,693,389
Deposit guarantee fund contributions	1,041,703	1,116,398
Taxes	472,807	805,022
Interest on lease liabilities (see note 17)	218,729	272,881
Insurance claims	89,574	95,229
From administrative, disciplinary and criminal penalties	41,631
Donations	29,081	253,773
Loss from sale or impairment of investments in properties and other non-financial assets		128,503
Other	4,821,843	2,554,507
Total	33,946,442	30,682,904

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

30.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the fiscal year. For the preparation of the statement of cash flows the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and cash equivalents” the item Cash and Deposits in Banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders´ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the statement of financial position:

Reconciliation	12/31/2021	12/31/2020	12/31/2019
Cash and deposits in banks	167,828,670	172,824,071	200,144,319
Debt Securities at fair value through profit or loss	4,860
Other debt securities	132,970,751	194,225,233	94,387,210
Total	300,804,281	367,049,304	294,531,529

31.	CAPITAL STOCK

Note 31 to the consolidated financial statements presents the changes in the Bank’s capital stock.

32.	DEPOSIT GUARANTEE INSURANCE

Note 33 to the consolidated financial statements describes the Deposit Guarantee Insurance System and the scope thereof.

Banco Macro SA holds an 8.4180% interest in the capital stock according to the percentages disclosed by BCRA Communiqué “B” 12152 issued on April 14, 2021.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

33.	RESTRICTED ASSETS

As of December 31, 2021 and 2020 the following Bank’s assets are restricted:

Composition		12/31/2021	12/31/2020
Debt securities at fair value through profit or loss and other debt securities
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033 for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV.	48,691	49,699
•	Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023 as of December 31, 2021 and Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing in 2021, as of December 31, 2020, securing the sectorial Credit Program of the Province of San Juan, production investment financing fund.	44,650	92,346
•	Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023 as of December 31, 2021 and Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing in 2021 as of December 31, 2020, securing the regional economies Competitiveness Program – IDB loan No. 3174/OC-AR.	18,050	59,423
•	Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023 as of December 31, 2021 and Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing in 2021, as of December 31, 2020, for the contribution to the Guarantee Fund II in BYMA according to section 45, Law 26831, and supplementary regulations established by CNV standards (NT 2013, as amended).	7,980	4,818
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033 and used as security in favor of Sedesa (1).		221,067
•	Federal Government Treasury letters at discount in pesos maturity 01/29/2021 as of December 31, 2020, securing the transaction of MAE Futuro Garantizado CPC2.		29,585
	Subtotal debt securities at fair value through profit or loss and other debt securities	119,371	456,938

Other financial assets
•	Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for turnover tax differences.	827	1,248
	Subtotal Other financial assets	827	1,248

Loans and other financing – non-financial private sector and foreign residents
• Interests derived from contributions made as protector partner (2).	762,500	392,448
Subtotal loans and other financing	762,500	392,448

Financial assets delivered as a guarantee
•	Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	15,525,187	18,174,500
•	Guarantee deposits related to credit and debit card transactions.	1,877,095	1,989,212
•	Other guarantee deposits.	293,800	236,420
•	For securities forward contracts.		1,050,173
Subtotal Financial assets delivered as a guarantee		17,696,082	21,450,305

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Composition (cont.)	12/31/2021	12/31/2020
Other non-financial assets
• Real property related to a call option sold.	77,739	326,668
Subtotal other non-financial assets	77,739	326,668
Total	18,656,519	22,627,607

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021. As the Bank paid such obligations on August 12, 2021, as of the date of issuance of these separate financial statements, the pledge over the discount bonds in pesos regulated by Argentine legislation was lifted.

(2)	As of December 31, 2021 and 2020 it is related to the risk fund Fintech SGR and Garantizar SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

34.	TRUST ACTIVITIES

Note 35 to the consolidated financial statements describes the different trust agreements according to the business purpose sought by the Bank, which may be summarized as follows:

34.1	Financial trusts for investment purposes

As of December 31, 2021 and 2020, the debt securities with investment purposes and certificate of participation in financial trusts amounted to 530,899 and 858,799, respectively.

According to the latest accounting information available as of the date of issuance of these separate financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

34.2	Trusts created using financial assets transferred by the Bank (Securitization)

As of December 31, 2021 and 2020, considering the latest available accounting information as of the date of issuance of these separate financial statements, the assets managed through Macro Fiducia SA of this type of trusts amounted to 9,604 and 10,024, respectively.

34.3	Trusts guaranteeing loans granted by the Bank

As of December 31, 2021 and 2020, considering the latest available accounting information as of the date of issuance of these separate financial statements, the assets managed by the Bank amounted to 2,023,925 and 3,111,878, respectively.

34.4	Trusts in which the Bank acts as Trustee (Management)

As of December 31, 2021 and 2020, considering the latest available accounting information as of the date of issuance of these separate financial statements, the assets managed by the Bank amounted to 2,970,676 and 3,592,369, respectively.

35.	COMPLIANCE WITH CNV REGULATIONS

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution 622/2013, as amended), the Bank is registered with this agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for their acronyms in Spanish) – Comprehensive Depositary Company, clearing and settlement agent and trading agent (ALyC and AN – comprehensive for their acronyms in Spanish), financial trustee Agent (FF, for its acronym in Spanish) and Guarantee Entity (in the process of being registered). Note 36.3 to the consolidated financial statements describes the number of shares subscribed by third parties and the assets held by the Bank in its capacity as depositary company.

Additionally, the Bank’s shareholders’ equity as of December 31, 2021 stated in Units of Purchasing Power (UVA, for its acronym in Spanish) amounted to 2,446,605,764 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 1,420,350 UVAs as of that date, and the minimum required statutory guarantee account of 710,175 UVAs, which the Bank paid-in with government securities as described in note 33 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

In addition, note 36.2 to the consolidated financial statements presents the general policy of documents in custody, describing which information has been disclosed and delivered to third parties for custody.

36.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for December 2021 are described in note 37 to the consolidated financial statements.

37.	PENALTIES APPLIED TO THE ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

Note 38 to the consolidated financial statements describes the penalties applied and the summary proceedings filed by the BCRA against the Bank, classified as follows:

-	Summary proceedings filed by the BCRA.

-	Penalties applied by the BCRA.

-	Penalties applied by the UIF.

The Bank’s Management and its legal counsel consider no further significant accounting effects, other than those previously mentioned, should be recorded or disclosed.

38.	CORPORATE BONDS ISSUANCE

The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value		Residual face value as of 12/31/2021		12/31/2021	12/31/2020
Subordinated Resettable – Class A	U$S	400,000,000	U$S	400,000,000	42,016,185	51,773,419
Non-subordinated – Class B		$4,620,570,000		$2,889,191,000	2,990,809	3,669,124
Non-subordinated – Class C		$3,207,500,000				3,767,621
Total					45,006,994	59,210,164

Note 39 to the consolidated financial statements describes liabilities for corporate bonds recognized by the Bank.

39.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 4, the Bank recognizes different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of December 31, 2021 and 2020 is as follows:

Composition	12/31/2021	12/31/2020
Custody of government and private securities and other assets held by third parties	303,598,854	240,303,775
Preferred and other collaterals received from customers (1)	120,214,135	127,509,328
Outstanding checks not yet paid	11,148,089	11,375,202
Checks already deposited and pending clearance	8,109,217	5,764,262

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

40.	TAX AND OTHER CLAIMS

40.1. Tax claims

Note 41.1 to the consolidated financial statements describes the most relevant claims pending resolution and filed by the AFIP and the tax authorities of the relevant jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these separate financial statements.

40.2. Other claims

Note 41.2 to the consolidated financial statements describes the most relevant claims pending resolution and filed by the different consumers’ associations.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in these separate financial statements.

41.	RESTRICTION ON DIVIDENDS DISTRIBUTION

Note 42 to the consolidated financial statements describes the main legal provisions regulating the restriction on profit distribution.

As of December 31, 2021, the related adjustments to be made on unappropriated retained earnings of Banco Macro SA are as follows:

i.	Other comprehensive income amounted to 266,270.

ii.	The positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost 1,707,237.

42.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

Note 43 to the consolidated financial statements describes the main guidelines of the Bank as to capital management, corporate governance transparency policy and risk management.

43.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKET

The international and domestic macroeconomics environments in which the Bank operates, and its impacts are described in note 44 to the consolidated financial statements.

44.	EFFECTS OF THE CORONAVIRUS (COVID-19) OUTBREAK

In early March 2020, the World Health Organization declared Coronavirus (Covid-19) a pandemic. This emergency situation over public health was worldwide expanded and several countries have taken different measures to contain the effects. This situation and the measures adopted have materially affected the international economy activity with different impacts on several countries and business lines and are detailed in note 45 to the consolidated financial statements.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

45.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the fiscal year and the issuance of these separate financial statements that may materially affect the financial position or the profit and loss for the fiscal year, not disclosed in these separate financial statements.

46.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These separate financial statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in note 3. These accounting standards may not conform with accounting principles generally accepted in other countries.

- 164 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

		Holdings				Position
		12/31/2021			12/31/2020	12/31/2021
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
- Local
Government securities
Federal government treasury bonds in pesos BADLAR +200 PB - Maturity: 04-03-2022	5480		1	7,335,099	805,465	7,335,099		7,335,099
Federal government treasury bonds in pesos adjusted by CER - Maturity: 09-20-2022	5495		1	7,312,119	6	8,522,763		8,522,763
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2023	5492		1	3,850,233	1,202,336	3,850,233		3,850,233
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2024	5493		1	3,709,869	380,503	3,709,869		3,709,869
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-06-2023	5324		1	1,712,024	4,101	1,712,024		1,712,024
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 06-30-2022	5940		1	1,339,806		1,339,806		1,339,806
Federal government treasury bonds in pesos adjusted by CER - Maturity: 11-09-2026	5925		1	621,469	474,970	621,469		621,469
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 05-23-2022	5936		1	464,960		464,960		464,960
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 07-29-2022	5815		1	407,719		407,719		407,719
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 02-28-2022	5500		1	183,749		183,749		183,749
Other				243,095	76,842,066	243,095		243,095

Subtotal local government securities				27,180,142	79,709,447	28,390,786		28,390,786
Private securities
Corporate Bonds Tarjeta Naranja C048 - Maturity: 04-26-2022	55317		3	539,532		539,532		539,532
Corporate Bonds Ledesma SA C010 - Maturity: 05-27-2022	55500		3	252,592		252,592		252,592
Debt Securities in Financial Trusts Secubono			3	192,308	191,670	192,308		192,308
Debt Securities in Financial Trusts Surcos			3	129,366	376,007	129,366		129,366
Securities of companies of public services			3	2,955	3,553	2,955		2,955
Subtotal local private securities				1,116,753	571,230	1,116,753		1,116,753
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				28,296,895	80,280,677	29,507,539		29,507,539

- 165 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT A
(continued)
DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

		Holdings				Position
		12/31/2021			12/31/2020	12/31/2021
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES
Measured at fair value through other comprehensive income
- Local
Government securities
Federal government treasury bonds linked to dollar - Maturity: 04-28-2023	5928		1	29,321,529		29,321,529		29,321,529
Federal government treasury bonds in pesos adjusted by CER - Maturity: 09-20-2022	5495		1	25,114,882		25,114,882		25,114,882
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 07-29-2022	5815		1	19,588,804		19,588,804		19,588,804
Federal government treasury bonds in pesos BADLAR +200 PB - Maturity: 04-03-2022	5480		1	15,202,690	49,728	15,202,690		15,202,690
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2023	5492		1	10,414,066	1,568,690	10,414,066		10,414,066
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 04-18-2022	5934		1	9,905,621		9,905,621		9,905,621
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 05-23-2022	5936		1	4,021,054		4,021,054		4,021,054
Letters of National Estate in pesos to discount - Maturity: 01-31-2022	5917		1	3,794,807		3,794,807		3,794,807
Bonds of treasury of federal government in pesos adjusted by CER - Maturity: 03-25-2024	5493		1	3,357,516	1,321,885	3,357,516		3,357,516
Bonds of treasury of federal government in pesos adjusted by CER - Maturity: 08-13-2023	5497		1	3,096,000		3,096,000		3,096,000
Other				600,814	63,990,932	600,814		600,814
Subtotal local government securities				124,417,783	66,931,235	124,417,783		124,417,783

Central Bank of Argentina Bills
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-04-2022			2	21,520,780		21,520,780		21,520,780
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-27-2022			2	18,879,645		18,879,645		18,879,645
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-18-2022			2	18,637,794		18,637,794		18,637,794
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-11-2022			2	17,725,328		17,725,328		17,725,328
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-13-2022			2	17,501,774		17,501,774		17,501,774
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-25-2022			1	16,551,744		16,551,744		16,551,744
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-06-2022			2	15,888,779		15,888,779		15,888,779
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-20-2022			2	6,264,907		6,264,907		6,264,907
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-21-2021					32,027,644
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-12-2021					29,785,222
Other					132,412,367
Subtotal Central Bank of Argentina Bills				132,970,751	194,225,233	132,970,751		132,970,751
Total Other debt securities measured at fair value through other comprehensive income				257,388,534	261,156,468	257,388,534		257,388,534
Measured at amortized cost
- Local
Government securities
Federal government bonds in pesos 22% - Maturity: 05-21-2022	5496	22,182,944	1	22,745,428	30,432,836	22,745,428		22,745,428
Treasury bills of Province of Neuquén Series 1 Class 1 - Maturity: 04-07-2022	42382	309,200	2	311,759		311,759		311,759
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	45696	438,680	1	265,859	277,225	265,859		265,859
Debt securities of Province of Río Negro in pesos - Maturity: 04-12-2022	42385	206,200	1	218,610		218,610		218,610
Treasury bills of Province of Río Negro Series 2 Class 1 - Maturity: 06-15-2022	42479	190,842	2	193,603		193,603		193,603
Treasury bills of Province of Neuquén Series 4 Class 1 - Maturity: 02-28-2022	42426	46,424	2	45,855		45,855		45,855
Bonds of treasury of federal government in pesos adjustment by CER - Maturity: 04-17-2021	5494				12,942,139
Federal government treasury letters at variable rate in pesos - Maturity: 03-31-2021	5388				2,389,939
Bonds of treasury of federal government in pesos adjustment by CER - Maturity: 03-18-2022	5491				84,074
Bonds Par denominated in Pesos - Maturity 12-31-2038	45695				42,649
Subtotal local government securities				23,781,114	46,168,862	23,781,114		23,781,114
Private securities
Corporate Bonds YPF SA Class 043 -Maturity: 10-21-2023	50939	72,490	2	55,706	112,103	55,706		55,706
Debt Securities in Financial Trusts Red Surcos Series 020 Class A - Maturity: 07-15-2022	55767	43,019	1	43,098		43,098		43,098
Debt Securities in Financial Trusts Secubono Series 209 Class A - Maturity: 05-30-2022	55616	34,752	3	30,878		30,878		30,878
Corporate Bonds Santander Río Bank SA Class 021 -Maturity: 01-26-2022	53219	26,756	2	26,651	38,806	26,651		26,651
Debt Securities in Financial Trusts Secubono Series 208 Class A - Maturity: 04-28-2022	55519	35,147	3	26,117		26,117		26,117
Debt Securities in Financial Trusts Confibono Series 059 Class A - Maturity: 03-21-2022	55570	21,073	3	21,038		21,038		21,038
Debt Securities in Financial Trusts Accicom Loans Personal Series 11 Class A - Maturity: 12-20-2022	55645	21,336	3	19,358		19,358		19,358
Debt Securities in Financial Trusts Secubono Series 210 Class A - Maturity: 06-28-2022	55661	20,352	3	18,608		18,608		18,608
Debt Securities in Financial Trusts Secubono Series 211 Class A - Maturity: 07-28-2022	55735	14,556	3	13,095		13,095		13,095
Debt Securities in Financial Trusts Secubono Series 207 Class A - Maturity: 03-28-2022	55448	8,927	3	5,998		5,998		5,998
Other				3,601	650,122	3,601		3,601
Subtotal local private securities				264,148	801,031	264,148		264,148
Total Other debt securities measured at cost amortized				24,045,262	46,969,893	24,045,262		24,045,262
TOTAL OTHER DEBT SECURITIES				281,433,796	308,126,361	281,433,796		281,433,796

- 166 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT A
(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

		Holdings				Position
		12/31/2021			12/31/2020	12/31/2021
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
Equity Instruments
Measured at fair value through profit or loss
- Local
Prisma Medios de Pago SA			3	1,791,063	2,144,420	1,791,063		1,791,063
Mercado Abierto Electrónico SA			3	205,855	217,692	205,855		205,855
C.O.E.L.S.A			3	37,595	29,450	37,595		37,595
Matba Rofex SA			3	31,398	32,063	31,398		31,398
Sedesa			3	15,316	17,634	15,316		15,316
AC Inversora SA			3	10,178	8,134	10,178		10,178
Provincanje SA			3	8,857	9,423	8,857		8,857
Mercado a Término Rosario SA			3	7,414	6,503	7,414		7,414
Sanatorio Las Lomas SA			3	694	1,048	694		694
San Juan Tennis Club SA			3	437	18	437		437
Other				418	26,059	418		418
Subtotal local				2,109,225	2,492,444	2,109,225		2,109,225
- Foreign
Banco Latinoamericano de Comercio Exterior SA			1	12,457	14,684	12,457		12,457
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales			3	2,780	2,866	2,780		2,780
Subtotal foreign				15,237	17,550	15,237		15,237
Total measured at fair value through profit or loss				2,124,462	2,509,994	2,124,462		2,124,462
TOTAL EQUITY INSTRUMENTS				2,124,462	2,509,994	2,124,462		2,124,462
TOTAL GOVERNMENT AND PRIVATE SECURITIES				311,855,153	390,917,032	313,065,797		313,065,797

- 167 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF DECEMBER 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

COMMERCIAL	12/31/2021	12/31/2020
In normal situation	85,266,605	109,937,560
With senior “A” collateral and counter-collateral	11,464,358	5,119,410
With senior “B” collateral and counter-collateral	16,168,204	14,644,359
Without senior collateral or counter-collateral	57,634,043	90,173,791

Subject to special monitoring	2,131,210	4,524,844
In observation
With senior “A” collateral and counter-collateral	1,474	510
With senior “B” collateral and counter-collateral	1,763,274	3,215,408
Without senior collateral or counter-collateral	366,462	920,869
In negotiation or with financing agreements
With senior “B” collateral and counter-collateral		205,403
Without senior collateral or counter-collateral		182,654

Troubled	749,265	124,456
With senior “B” collateral and counter-collateral	110,110
Without senior collateral or counter-collateral	639,155	124,456

With high risk of insolvency	115,458	128,544
With senior “A” collateral and counter-collateral	100,993
With senior “B” collateral and counter-collateral	6,895	118,094
Without senior collateral or counter-collateral	7,570	10,450

Irrecoverable		787,713
With senior “A” collateral and counter-collateral		80,147
With senior “B” collateral and counter-collateral		641,568
Without senior collateral or counter-collateral		65,998

Subtotal Commercial	88,262,538	115,503,117

- 168 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B
(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF DECEMBER 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

CONSUMER AND MORTGAGE	12/31/2021	12/31/2020
Performing	273,265,638	290,498,410
With senior “A” collateral and counter-collateral	19,102,662	29,557,988
With senior “B” collateral and counter-collateral	23,227,225	24,699,392
Without senior collateral or counter-collateral	230,935,751	236,241,030

Low risk	1,933,972	112,283
With senior “A” collateral and counter-collateral	62,831	7,555
With senior “B” collateral and counter-collateral	115,231	83
Without senior collateral or counter-collateral	1,755,910	104,645

Low risk - in special treatment	62,317	15,906
With senior “B” collateral and counter-collateral	20,449
Without senior collateral or counter-collateral	41,868	15,906

Medium risk	1,450,678	324,109
With senior “A” collateral and counter-collateral	9,222	6,851
With senior “B” collateral and counter-collateral	59,883	45,320
Without senior collateral or counter-collateral	1,381,573	271,938

High risk	1,661,471	564,961
With senior “A” collateral and counter-collateral	21,182	31,603
With senior “B” collateral and counter-collateral	112,734	71,451
Without senior collateral or counter-collateral	1,527,555	461,907

Irrecoverable	784,842	1,237,732
With senior “A” collateral and counter-collateral	19,184	16,949
With senior “B” collateral and counter-collateral	191,020	361,973
Without senior collateral or counter-collateral	574,638	858,810
Subtotal consumer and mortgage	279,158,918	292,753,401
Total	367,421,456	408,256,518

- 169 -	Delfín Jorge Ezequiel Carballo Chairperson

              EXHIBIT B

              (continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF DECEMBER 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

This exhibit discloses the contractual figures as established by the BCRA. The reconciliation with the separated statement of financial position is listed below:

	12/31/2021	12/31/2020
Loans and other financing	353,884,639	388,514,777
Added:
Allowances for loans and other financing	9,630,429	15,129,934
Adjustment amortized cost and fair value	1,129,497	203,892
Debt securities of financial trust - Measured at amortized cost	178,204	251,608
Corporate bonds	86,487	551,452
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(98,881)	(88,004)
Guarantees provided and contingent liabilities	2,611,081	3,692,859
Total computable items	367,421,456	408,256,518

- 170 -	Delfín Jorge Ezequiel Carballo Chairperson

            EXHIBIT C

CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF DECEMBER 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

	12/31/2021		12/31/2020
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	18,633,191	5.07	45,591,357	11.17
50 next largest customers	30,466,934	8.29	35,937,093	8.80
100 next largest customers	21,312,095	5.80	20,613,963	5.05
Other customers	297,009,236	80.84	306,114,105	74.98

Total (1)	367,421,456	100.00	408,256,518	100.00

(1) See reconciliation in Exhibit B.

- 171 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT D

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		231,864	623,940	486,951	1,230,632	477,747		3,051,134
Financial sector		255,723	666,131	37,420	129,864	728,954	134,062	1,952,154
Non-financial private sector and foreign residents	1,510,654	136,120,253	41,681,149	48,172,291	63,984,151	75,541,928	115,128,170	482,138,596

Total	1,510,654	136,607,840	42,971,220	48,696,662	65,344,647	76,748,629	115,262,232	487,141,884

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		362,355	1,071,367	1,089,986	1,966,318	3,381,410	717,252	8,588,688
Financial sector		110,435	552,608	818,840	507,516	1,518,038		3,507,437
Non-financial private sector and foreign residents	1,967,355	142,401,475	46,869,130	63,310,962	74,731,191	71,044,263	115,609,094	515,933,470

Total	1,967,355	142,874,265	48,493,105	65,219,788	77,205,025	75,943,711	116,326,346	528,029,595

This exhibit disclosures contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

- 172 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT E

DETAILED INFORMATION ON INTERESTS IN OTHER COMPANIES
AS OF DECEMBER 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

							Information of the issuer
	Shares of interest							Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount 12/31/2021	Amount 12/31/2020	Main business activity	Year-end date / Period	Capital stock	Shareholders' equity	Income for the year / Period
In financial institutions
- Subsidiaries
Foreign
Macro Bank Limited	Common	1	1	39,816,899	2,969,695	3,931,644	Financial Institution	12-31-2021	86,501	2,969,695	(961,952)
Subtotal foreign					2,969,695	3,931,644

Total in financial institutions subsidiaries					2,969,695	3,931,644

Total in financial institutions					2,969,695	3,931,644
In complementary services companies
- Subsidiaries
Local
Macro Securities SA	Common	1	1	12,776,680	3,174,347	2,383,349	Brokerage house	12-31-2021	12,886	3,169,553	809,198
Macro Fondos SGFCISA	Common	1	1	327,183	172,288	115,994	Management company of FCI	12-31-2021	1,713	905,437	734,256
Macro Fiducia SA	Common	1	1	46,935,318	118,355	124,116	Services	12-31-2021	47,387	98,923	(12,028)
Argenpay SAU	Common	1	1	341,200,000	489,839	274,733	Services of electronic payments	12-31-2021	341,200	490,806	(118,782)
Fintech SGR	Common	1	1	119,993	34,348		Mutual guarantee company	12-31-2021	480	45,909	11,031
Subtotal local					3,989,177	2,898,192
					3,989,177	2,898,192
Total in complementary services subsidiary companies					3,989,177	2,898,192

- Associates and joint ventures
Local
Uniones Transitorias de Empresas					272,157	218,262	Management of tax services
Play Digital SA	Common	1	1	119,177,505	170,976	85,983	Electronic, technological and computer services	09-30-2021	2,152,921	1,706,403	(828,681)
Finova SA	Common	1	1	225,000	42,556		Informatics services	12-31-2021	450	34,797	(21,836)
Subtotal local					485,689	304,245
Total in complementary services associates companies and join ventures					485,689	304,245
Total in complementary services associates companies and join ventures					4,474,866	3,202,437

In other associates

- Associates and joint ventures
Local
Macro Warrants SA	Common	1	1	50,000	3,815	3,532	Issue of warrants	09-30-2021	1,000	76,290	4,925
Subtotal local					3,815	3,532
Total in other associates					3,815	3,532
Total investments in other companies					7,448,376	7,137,613

- 173 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT F

CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

						Depreciation for the fiscal year
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers (1)	Accumulated	Transfers (1)	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property	45,999,203	50	298,506	87,401	1,718,510	3,767,066	98,265	11,052	963,435	4,817,714	43,111,104
Furniture and facilities	5,922,147	10	186,761	1,449	425,264	2,645,844	133	486	555,508	3,200,999	3,331,724
Machinery and equipment	8,271,168	5	637,691	26,827	506,709	5,200,673	(704)	666	1,280,491	6,479,794	2,908,947
Vehicles	1,256,767	5	121,687	74,357	3,217	1,032,239	179	65,066	108,652	1,076,004	231,310
Work in progress	1,265,673		2,203,736		(1,883,204)						1,586,205
Right of use	3,115,615	5	631,473	8,067	16,058	1,348,003	730	4,293	754,882	2,099,322	1,655,757
Total property, plant and equipment	65,830,573		4,079,854	198,101	786,554	13,993,825	98,603	81,563	3,662,968	17,673,833	52,825,047

CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

						Depreciation for the fiscal year
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers (1)	Accumulated	Transfers (1)	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property	45,013,754	50	290,329		695,120	2,852,796	(18,360)		932,630	3,767,066	42,232,137
Furniture and facilities	5,458,199	10	130,112	934	334,770	2,095,626	212	56	550,062	2,645,844	3,276,303
Machinery and equipment	7,319,615	5	750,442	69	201,180	3,887,095	143	3	1,313,438	5,200,673	3,070,495
Vehicles	1,229,387	5	122,035	94,655		1,013,791		88,159	106,607	1,032,239	224,528
Work in progress	1,795,021		699,567		(1,228,915)						1,265,673
Right of use	2,488,720	5	782,757	155,862		608,374		38,236	777,865	1,348,003	1,767,612
Total property, plant and equipment	63,304,696		2,775,242	251,520	2,155	10,457,682	(18,005)	126,454	3,680,602	13,993,825	51,836,748

(1) During the fiscal year 2021, this item observed transfers to Non-current assets held for sale.

- 174 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT F
(Continued)

CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

						Depreciation for the fiscal year
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Leased properties	332,402	50			(101,393)	54,573	(49,606)		3,378	8,345	222,664
Other investment properties	952,822	50	2,846	23,316	(677,892)	63,587	(48,658)	3,884	8,744	19,789	234,671
Total investment property	1,285,224		2,846	23,316	(779,285)	118,160	(98,264)	3,884	12,122	28,134	457,335

CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

						Depreciation for the fiscal year
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Leased properties	332,401	50	2		(1)	50,858	1	0	3,714	54,573	277,829
Other investment properties	941,723	50	105,005	64	(93,842)	48,832	165	7	14,597	63,587	889,235
Total investment property (1)	1,274,124		105,007	64	(93,843)	99,690	166	7	18,311	118,160	1,167,064

(1) During the fiscal year 2020, this item observed transfers to and from property, plant and equipment.

- 175 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT G

 CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

						Depreciation for the fiscal year
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	4,150,115	5	870,435		(10,073)	2,152,905	(339)		912,439	3,065,005	1,945,472
Other intangible assets	13,009,000	5	3,213,819	71		7,304,698			2,484,268	9,788,966	6,433,782
Total intangible assets	17,159,115		4,084,254	71	(10,073)	9,457,603	(339)		3,396,707	12,853,971	8,379,254

 CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

						Depreciation for the fiscal year
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	3,358,091	5	792,030		(6)	1,376,555	(4)		776,354	2,152,905	1,997,210
Other intangible assets	10,461,952	5	2,547,050		(2)	5,167,293	(3)		2,137,408	7,304,698	5,704,302
Total intangible assets	13,820,043		3,339,080		(8)	6,543,848	(7)		2,913,762	9,457,603	7,701,512

- 176 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT H

 DEPOSIT CONCENTRATION

AS OF DECEMBER 31, 2021 AND 2020

(Translation of the Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

	12/31/2021		12/31/2020
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	45,845,117	7.84	141,282,044	19.30
50 next largest customers	36,077,744	6.17	70,031,892	9.56
100 next largest customers	22,633,726	3.87	31,883,939	4.35
Other customers	480,505,198	82.12	489,021,094	66.79

Total	585,061,785	100.00	732,218,969	100.00

- 177 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	530,623,615	52,250,559	6,441,859	550,099	43,267	1,264	589,910,663
From the non-financial government sector	53,454,556	2,113,040	1,183,257	2,606			56,753,459
From the financial sector	961,192						961,192
From the non-financial private sector and foreign residents	476,207,867	50,137,519	5,258,602	547,493	43,267	1,264	532,196,012
Derivative instruments			2,532				2,532
Other financial liabilities	57,570,280	174,362	155,359	255,086	375,868	497,652	59,028,607
Financing received from the Central Bank of Argentina and other financial institutions	235,035	182,952	13,519	8,318	5,724		445,548
Issued corporate bonds			3,141,995				3,141,995
Subordinated corporate bonds			1,365,136	1,365,137	2,730,273	49,290,819	54,751,365

Total	588,428,930	52,607,873	11,120,400	2,178,640	3,155,132	49,789,735	707,280,710

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

- 178 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	658,496,916	67,995,710	8,425,133	4,566,614	52,538	3,301	739,540,212
From the non-financial government sector	102,449,069	8,390,806	1,361,454	3,212			112,204,541
From the financial sector	1,051,180						1,051,180
From the non-financial private sector and foreign residents	554,996,667	59,604,904	7,063,679	4,563,402	52,538	3,301	626,284,491
Derivative instruments	63	284					347
Repo transactions	936,425						936,425
Other financial institutions	936,425						936,425
Other financial liabilities	48,139,006	198,118	184,885	478,366	399,376	776,374	50,176,125
Financing received from the Central Bank of Argentina and other financial institutions	632,773	301,085	308,033	121,814	60,517	8,640	1,432,862
Issued corporate bonds	315,990		4,169,156	314,031	3,902,964		8,702,141
Subordinated corporate bonds			1,714,632	1,714,634	3,771,176	65,888,637	73,089,079

Total	708,521,173	68,495,197	14,801,839	7,195,459	8,186,571	66,676,952	873,877,191

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

- 179 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT J

 CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

	Amounts at		Decreases		Monetary effects
Item	beginning of fiscal year	Increases	Reversals	Charge off	generated by provisions	12/31/2021
Provisions for eventual commitments	25,972	361,583		1,271	(53,341)	332,943
For Administrative, disciplinary and criminal penalties	1,084	41,631	252	41,576	(387)	500
Other	1,942,013	1,456,224		1,500,891	(597,374)	1,299,972
Total Provisions	1,969,069	1,859,438	252	1,543,738	(651,102)	1,633,415

 CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

	Amounts at		Decreases		Monetary effects
Item	beginning of fiscal year	Increases	Reversals	Charge off	generated by provisions	12/31/2020
Provisions for eventual commitments	35,492	11,882		12,107	(9,295)	25,972
For Administrative, disciplinary and criminal penalties	1,475				(391)	1,084
Other	2,991,001	1,693,583	12	1,903,537	(839,022)	1,942,013
Total Provisions	3,027,968	1,705,465	12	1,915,644	(848,708)	1,969,069

- 180 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT K

COMPOSITION OF CAPITAL STOCK

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 46)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

COMPOSITION OF CAPITAL STOCK

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 46)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

- 181 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT L

FOREIGN CURRENCY AMOUNTS
AS OF DECEMBER 31, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

	12/31/2021					12/31/2020
	Total parent	Total per currency
	company and
Item	local branches	US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	117,526,234	116,729,531	540,056	22,193	234,454	136,225,393
Debt securities at fair value through profit or loss	54,037	54,037
Other financial assets	5,585,319	5,585,319				7,051,916
Loans and other financing	14,801,620	14,801,620				34,527,689
Other financial institutions						32,044
From the non-financial private sector and foreign residents	14,801,620	14,801,620				34,495,645
Other debt securities	29,324,687	29,324,687				1,363,515
Financial assets delivered as guarantee	2,038,685	2,038,685				2,651,746
Equity instruments at fair value through profit or loss	15,237	15,237				17,550
Investments in subsidiaries, associates and joint ventures	2,969,695	2,969,695				3,931,644
Total assets	172,315,514	171,518,811	540,056	22,193	234,454	185,769,453
Liabilities
Deposits	92,218,919	92,218,919				110,545,302
Non-financial government sector	7,676,485	7,676,485				6,337,255
Financial sector	760,577	760,577				866,242
Non-financial private sector and foreign residents	83,781,857	83,781,857				103,341,805
Other financial liabilities	4,783,174	4,532,230	237,415		13,529	6,658,861
Financing from the Central Bank and other financial institutions	276,408	271,066	5,342			708,505
Subordinated corporate bonds	42,016,185	42,016,185				51,773,419
Other non-financial liabilities	7,831	7,831				9,788
Total liabilities	139,302,517	139,046,231	242,757		13,529	169,695,875

- 182 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT N

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

	In normal
Item	situation	12/31/2021	12/31/2020
Loans and other financing
Overdrafts	332,831	332,831	618,189
Without senior collateral or counter-collateral	332,831	332,831	618,189
Documents	28,541	28,541	2,306
With senior “A” collateral and counter-collateral	2,783	2,783	2,306
Without senior collateral or counter-collateral	25,758	25,758
Mortgage and pledge	230,578	230,578	250,524
With senior “B” collateral and counter-collateral	97,525	97,525	214,176
Without senior collateral or counter-collateral	133,053	133,053	36,348
Personal	1,795	1,795	19,763
Without senior collateral or counter-collateral	1,795	1,795	19,763
Credit cards	142,316	142,316	90,547
With senior “A” collateral and counter-collateral	159	159	240
Without senior collateral or counter-collateral	142,157	142,157	90,307
Other	3,780,700	3,780,700	1,709,822
With senior “A” collateral and counter-collateral	5,484	5,484	30,709
With senior “B” collateral and counter-collateral	23,068	23,068	9,449
Without senior collateral or counter-collateral	3,752,148	3,752,148	1,669,664
Total loans and other financing	4,516,761	4,516,761	2,691,150
Eventual commitments	137,375	137,375	162,819
Total	4,654,136	4,654,136	2,853,970
Allowances	65,275	65,275	23,142

- 183 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Originally agreed weighted average term (months)	Residual weighted average term (months)	Weighted daily average term settlement of differences (days)	Amount (1)
Futures (2)	Intermediation - own account	Foreign currency	Daily settlement of differences	ROFEX (over-the-counter electronic market)	4	4	1	130,205
Forward (2)	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina - Non financial sector	6	4	30	130,205
Repo transactions	Intermediation - own account	Local government securities	With delivery of underlying asset	Other countries of local	1	1		35,108,699
Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter - Residents in Argentina - Non financial sector	36	14		67,815

(1) Related to the valuation of the underlying traded, disclosed in absolute values.

(2) Related to forward transactions offset.

- 184 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT P
CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

		Fair value through other	Fair value through profit or loss	Fair value hierarchy
Item	Amortized cost	comprehensive income	Obligatory measurement	Level 1	Level 2	Level 3
Financial assets
Cash and deposits in banks
Cash	26,623,615
Financial institutions and correspondents	141,198,629
Other	6,426
Debt securities at fair value through profit or loss			28,296,895	27,180,142		1,116,753
Derivative financial instruments			1,296	396	900
Repo transactions
BCRA	31,405,801
Other financial assets	25,269,116		31,021			31,021
Loans and other financing
To the non-financial government sector	2,376,011
Other financial institutions	1,510,255
To the non-financial private sector and foreign residents
Overdrafts	24,367,053
Documents	42,305,869
Mortgage loans	41,691,947
Pledge loans	7,560,640
Personal loans	97,887,634
Credit cards	94,963,074
Financial leases	477,990
Other (1)	40,744,166
Other debt securities	24,045,262	257,388,534		140,969,527	116,419,007
Financial assets delivered as guarantee	17,696,082
Equity Instruments at fair value through profit or loss			2,124,462	12,457		2,112,005
Total financial assets	620,129,570	257,388,534	30,453,674	168,162,522	116,419,907	3,259,779

(1) Includes the total provisions to the non financial private sector and foreign residents.

- 185 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT P

(continued)

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

		Fair value through other comprehensive	Fair value through profit or loss Obligatory	Fair value hierarchy
Item	Amortized cost	income	measurement	Level 1	Level 2	Level 3
Financial liabilities
Deposits
From the non-financial government sector	56,402,528
From the financial sector	961,192
From the non-financial private sector and foreign residents
Checking accounts	96,130,807
Savings accounts	186,476,628
Time deposits and Investment accounts	229,372,208
Other	15,718,422
Derivative financial instruments			2,532		2,532
Other financial liabilities	59,023,781
Financing received from Central Bank of Argentina and other financial institutions	437,453
Issued corporate bonds	2,990,809
Subordinated corporate bonds	42,016,185
Total financial liabilities	689,530,013		2,532		2,532

- 186 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT P

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

		Fair value through other comprehensive	Fair value through profit or loss Obligatory	Fair value hierarchy
Item	Amortized cost	income	measurement	Level 1	Level 2	Level 3
Financial assets
Cash and deposits in banks
Cash	38,371,996
Financial institutions and correspondents	134,444,132
Other	7,943
Debt securities at fair value through profit or loss			80,280,677	79,709,447		571,230
Derivative financial instruments			10,916		10,916
Repo transactions
BCRA	59,503,764
Other financial institutions	1,158,305
Other financial assets	24,597,586		39,515			39,515
Loans and other financing
To the non-financial government sector	5,456,248
Other financial institutions	2,751,126
To the non-financial private sector and foreign residents
Overdrafts	26,583,643
Documents	41,266,226
Mortgage loans	38,355,185
Pledge loans	5,019,644
Personal loans	106,049,719
Credit cards	97,004,890
Financial leases	180,521
Other (1)	65,847,575
Other debt securities	46,969,892	261,156,469		166,685,631	94,470,838
Financial assets delivered as guarantee	20,400,132	1,050,173		1,050,173
Equity Instruments at fair value through profit or loss			2,509,994	14,684		2,495,310
TOTAL FINANCIAL ASSETS	713,968,527	262,206,642	82,841,102	247,459,935	94,481,754	3,106,055

(1) Includes the total provisions to the non financial private sector and foreign residents.

- 187 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT P

(continued)

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

		Fair value through other comprehensive	Fair value through profit or loss Obligatory	Fair value hierarchy
Item	Amortized cost	income	measurement	Level 1	Level 2	Level 3
Financial liabilities
Deposits
From the non-financial government sector	111,040,851
From the financial sector	1,051,180
From the non-financial private sector and foreign residents
Checking accounts	92,503,186
Savings accounts	210,538,742
Time deposits and Investment accounts	274,117,385
Other	42,967,625
Derivative financial instruments			347	347
Repo transactions
Other financial institutions	933,682
Other financial liabilities	50,157,968
Financing received from Central Bank of Argentina and other financial institutions	1,386,972
Issued corporate bonds	7,436,745
Subordinated corporate bonds	51,773,419
Total financial liabilities	843,907,755		347	347

- 188 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q

BREAKDOWN OF STATEMENT OF INCOME

AS OF DECEMBER 31, 2021 AND 2020

(Translation of the Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

	Net financial Income/(Loss)
	Mandatory measurement
Items	12/31/2021	12/31/2020
For measurement of financial assets at fair value through profit or loss
Gain from government securities	17,858,005	15,479,909
Gain from private securities	352,566	160,896
Gain from derivative financial instruments
Forward transactions		114,641
Gain from other financial assets	12,166	409
Gain from equity instruments at fair value through profit or loss	155,014	73,644
Gain from sales or decreases of financial assets at fair value (1)	669,810	1,113,762
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Forward transactions	(93,665)
Total	18,953,896	16,943,261

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the fiscal year.

- 189 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q

(Continued)

BREAKDOWN  OF STATEMENT OF INCOME

AS OF DECEMBER 31, 2021 AND 2020

(Translation of the Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

	Net financial income/(Loss)
Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	12/31/2021	12/31/2020
Interest income
for cash and bank deposits	13,178	193,434
for government securities	7,533,921	9,695,363
for private securities	302,871	2,427,111
for loans and other financing
Non-financial public sector	1,815,621	4,457,686
Financial sector	675,993	1,527,636
Non-financial private sector
Overdrafts	8,072,398	16,323,379
Documents	9,373,376	7,182,686
Mortgage loans	15,282,763	12,187,055
Pledge loans	1,063,465	718,517
Personal loans	48,138,879	49,343,302
Credit cards	14,577,034	17,347,301
Financial leases	84,401	87,843
Other	15,513,881	19,936,839
for repo transactions
Central Bank of Argentina	8,483,343	10,523,218
Other financial institutions	52,679	210,599
Total	130,983,803	152,161,969
Interest expenses
for deposits
Non-financial private sector
Checking accounts	(1,316,252)	(2,982,437)
Saving accounts	(1,236,778)	(987,366)
Time deposits and investments accounts	(87,262,618)	(81,358,978)
for Financing received from Central Bank of Argentina and other financial institutions	(156,354)	(152,201)
for repo transactions
Other financial institutions	(294,566)	(295,464)
for other financial liabilities	(21,446)	(86,432)
Issued corporate bonds	(862,078)	(2,336,382)
for subordinated corporate bonds	(3,245,046)	(3,619,241)
Total	(94,395,138)	(91,818,501)

- 190 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q

(Continued)

BREAKDOWN  OF STATEMENT OF INCOME

AS OF DECEMBER 31, 2021 AND 2020

(Translation of the Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive	Income for the fiscal year	Other comprehensive income	Income for the fiscal year	Other comprehensive income
income	12/31/2021	12/31/2021	12/31/2020	12/31/2020
from debt government securities	94,158,303	673,812	84,904,641	(1,815,407)
Total	94,158,303	673,812	84,904,641	(1,815,407)

	Income for the fiscal year
Items	12/31/2021	12/31/2020
Commissions income
Commissions related to obligations	20,358,027	19,614,904
Commissions related to credits	163,145	273,921
Commissions related to loans commitments and financial guarantees	6,012	1,750
Commissions related to securities value	283,696	206,769
Commissions to credit cards	12,481,450	13,340,932
Commissions to insurances	2,284,875	2,417,088
Commissions related to trading and foreign exchange transactions	912,509	873,444
Total	36,489,714	36,728,808
Commissions expenses
Commissions related to trading and foreign exchange transactions	(153,022)	(177,386)
Other
Commissions paid ATM exchange	(2,023,002)	(1,830,366)
Checkbooks commissions and clearing houses	(632,278)	(610,484)
Credit card and foreign trade commissions	(368,562)	(391,092)
Total	(3,176,864)	(3,009,328)

- 191 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

		Movements between stages for the fiscal year
		ECL of remanent life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by provisions	12/31/2021
Other financial assets	28,569	8,775			(10,896)	26,448
Loans and other financing	15,129,934	(2,439,274)	507,231	1,428,382	(4,995,844)	9,630,429
Other financial institutions	25,075	(15,566)			(5,858)	3,651
To the non-financial private sector and foreign residents
Overdrafts	1,035,058	121,568	68,476	(261,280)	(255,784)	708,038
Documents	806,967	261,606	180,044	7,303	(294,327)	961,593
Mortgage loans	1,136,514	49,610	1,076,895	181,571	(446,410)	1,998,180
Pledge loans	202,783	(2,821)	(39,811)	34,373	(70,969)	123,555
Personal loans	4,295,404	(826,640)	(332,907)	1,083,632	(1,738,923)	2,480,566
Credit cards	5,115,212	(1,770,750)	(779,751)	451,516	(1,400,975)	1,615,252
Financial leases	15,166	10,182	(4)	(6,454)	(4,271)	14,619
Other	2,497,755	(266,463)	334,289	(62,279)	(778,327)	1,724,975
Eventual commitments	25,972	308,234	45,549		(46,812)	332,943
Other debt securities	2,027	(1,082)			(402)	543
Total allowances	15,186,502	(2,123,347)	552,780	1,428,382	(5,053,954)	9,990,363

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2021, except as otherwise indicated)

		Movements between stages for the fiscal year
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	ECL of remanent life of financial asset		Monetary effect generated by provisions	12/31/2020
			Financial instruments with a significant increase in credit risk	Financial instruments with impairment
Other financial assets	21,179	17,084			(9,694)	28,569
Loans and other financing	10,408,426	6,361,237	3,039,507	(720,582)	(3,958,654)	15,129,934
Other financial institutions	56,712	(19,701)			(11,936)	25,075
To the non-financial private sector and foreign residents
Overdrafts	1,585,832	20,525	1,905	(32,463)	(540,741)	1,035,058
Documents	754,763	209,327	127,313	(46,759)	(237,677)	806,967
Mortgage loans	787,126	158,480	455,848	5,929	(270,869)	1,136,514
Pledge loans	265,191	37,156	10,830	(26,036)	(84,358)	202,783
Personal loans	3,775,683	1,379,590	753,940	(354,825)	(1,258,984)	4,295,404
Credit cards	1,629,678	3,266,763	1,213,684	(110,981)	(883,932)	5,115,212
Financial leases	10,996	(2,937)	(1,191)	11,665	(3,367)	15,166
Other	1,542,445	1,312,034	477,178	(167,112)	(666,790)	2,497,755
Eventual commitments	35,492	8,029	(8,213)	527	(9,863)	25,972
Other debts securities	3,980	402			(2,355)	2,027
Total allowances	10,469,077	6,386,752	3,031,294	(720,055)	(3,980,566)	15,186,502

- 192 -	Delfín Jorge Ezequiel Carballo Chairperson

EARNING DISTRIBUTION PROPOSAL
FOR THE FISCAL YEAR
ENDED DECEMBER 31, 2021
(Translation of financial statements originally issued in Spanish - See Note 47 to the consolidated financial statements)
(Figures stated in thousands of pesos)

UNAPPROPRIATED RETAINED EARNINGS (1)	80,603,057
To legal retained reserve	(3,640,434)
Adjustments (Point 2.3. of BCRA rules regarding "Earnings distribution") (3)	(1,707,237)
SUBTOTAL 1	75,255,386
Adjustments (Point 2.1. of BCRA rules regarding “Earnings distribution") (3)	(266,270)
SUBTOTAL 2	74,989,116
DISTRIBUTABLE AMOUNT (3)(4)	74,989,116

(1)	Includes normative reserve for future distribution of earnings amounting to 62,400,886.
(2)	See note 41 to the Separate Financial Statement.
(3)	The earnings distribution will be admitted, provided that the minimum cash requirement, on average (in pesos or foreign currency) is lower be shorter than the closing date position or the projected one, considering the earnings distribution effects.
(4)	Cash dividends decided by the shareholders meetings held on April 30 and October 31, 2020 and April 30, 2021 for an amount of 26,580,415 are not included.

The Board of Directors will evaluate in due time the proposed use to be given to profit, which shall be submitted for Shareholders’ Meeting consideration.

Daniel H. Violatti	Gustavo A. Manriquez	Delfín Jorge
Accounting	General management	Ezequiel Carballo
Manager		Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 13, 2022

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer